Filed Pursuant to Rule 253(g)(1)

 File No. 024-11576

Offering Circular

35 William Street, Lyons, New York 14489

(315) 781-5007

bankwithlnb.com

Best Efforts Offering of Common Stock

Offering Price:  $39.50 per share

Offering: 252,121 shares for $9,958,780

We are distributing to our shareholders, free of charge, non-transferable subscription rights to purchase up to 252,121 shares of our common stock, par value $0.50 per share, at an offering price of $39.50 per share. You will receive one right for each thirteen shares of common stock, and for each thirteen shares of common stock underlying our Series A convertible preferred stock, that you hold of record as of 5:00 p.m., Lyons, New York time, on August 2, 2021. If you exercise your subscription rights for all of the shares that you hold of record, then you may also subscribe to purchase additional shares, subject to the conditions and limitations described later in this offering circular, at the same price of $39.50 per share. The shares in this rights offering will be sold on a best efforts basis.

We also plan to offer any unsold shares in the rights offering to beneficial owners and other investors in a supplemental offering. Neither the rights offering nor the supplemental offering is contingent upon the occurrence of any event or the sale of a minimum number of shares. We have not made arrangements to place funds we receive from subscribers in trust or similar account.

Your subscription rights may be exercised at any time during the period starting on August 9, 2021 and ending at 5:00 p.m., Lyons, New York time, on September 8, 2021, unless we extend the rights offering period, in our sole discretion. At the expiration of the rights offering, and after taking into consideration all over-subscription requests, we may sell shares to the public at $39.50 per share in the supplemental offering. Under no circumstances will we issue more than 252,121 shares in the combined rights and supplemental offerings. The supplemental offering will end on September 17, 2021, subject to extension in our sole discretion. We may cancel the rights offering or the supplemental offering, or both, at any time and for any reason.

Our stock is quoted on the OTCQX under the symbol “LYBC.” The two most recent sales occurred on July 6, 2021, at a price of $42.55 per share, and on June 28, 2021, at a price of $ 43.00 per share. See “Description of Securities”.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular is following the offering circular format described in Part II of Form 1-A.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other selling literature. These securities are offered pursuant to an exemption from registration with the Commission; however, the commission has not made an independent determination that the securities offered hereunder are exempt from registration.

	Price to the Public	Underwriting Discount and Commissions(1)	Proceeds to the Company(2)	Proceeds to Other Persons
Per share	$39.50	$-0-	$39.50	$0.00
Maximum Total	$9,958,780	$-0-	$9,958,780	$0.00

(1)     We will not pay any commission or other compensation to our officers based on their selling efforts in the offering.

(2)      Before deducting $125,000 in estimated offering expenses payable by us, including, among others, printing, mailing and marketing expenses as well as legal and accounting fees.

This investment involves risk. See “Risk Factors” beginning on page 18.

The date of this Offering Circular is August 6, 2021.

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NEITHER THE SUBSCRIPTION RIGHTS NOR THE SHARES OF COMMON STOCK ARE A DEPOSIT OR AN ACCOUNT OF OUR BANK SUBSIDIARY AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY US CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

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TABLE OF CONTENTS

Questions and Answers Relating to the Rights Offering

As used through this offering circular, the terms “we,” “us,” “our,” “the Company” and “Lyons Bancorp, Inc.” refers to Lyons Bancorp, Inc. and its subsidiaries. “Bank” refers to our wholly-owned subsidiary, The Lyons National Bank.

The following are examples of what we anticipate will be common questions about the rights offering. The answers are based on selected information included elsewhere in this offering circular. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. This offering circular contains a more detailed description of the terms and conditions of the rights offering and provides additional information about us and our business, including potential risks related to the rights offering, the common stock of the Bank, and our business. See the section entitled “The Rights Offering” beginning on page 38 below.

What is being offered?

We are distributing, at no cost or charge to our shareholders subscription rights to purchase up to 252,121 shares of our common stock. The purchase price is $39.50 per share. These rights may be exercised only by the shareholders to whom they are distributed, and may not be sold, transferred or assigned to anyone else. The rights will be issued to holders of our common stock and holders of our Series A Non-Cumulative Convertible Preferred Stock, and which we refer to as our Series A preferred stock. Holders of our common stock and our Series A preferred stock will receive one subscription right for each thirteen shares of common stock, and for each thirteen shares of common stock underlying our Series A preferred stock, held of record as of 5:00 p.m., Lyons, New York time on August 2, 2021, the record date of the rights offering. The subscription rights will be evidenced by Subscription Election Forms. Each subscription right will entitle you to purchase one share of common stock, at a subscription price equal to $39.50 per share. Any unsold shares from the basic subscription privilege will be available for purchase under the over-subscription opportunity, described below, and in the supplemental offering. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights.

Fractional shares resulting from the exercise of the basic subscription privilege or the over-subscription opportunity, each as described below, will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. As a result, we may not issue the full number of shares authorized for issuance in connection with the rights offering. Any excess subscription payments received by us will be returned, without interest or penalty, as soon as practicable.

Why are we conducting the rights offering?

We are conducting the rights offering as a way of raising equity capital in a cost-effective manner that gives all of our shareholders an opportunity to participate. We cannot predict the number of shares that will be sold. We intend to add the proceeds from the sales to our general funds to be used for general corporate purposes. See section entitled “Use of Proceeds” beginning on page 38 below.

How will the shares be offered?

The shares will be offered in the rights offering to our current shareholders. These shareholders have a right to buy shares pursuant to their basic subscription privilege, and the ability to subscribe for additional shares through an over-subscription opportunity in our discretion. The shares will also be offered for subscription in our discretion to our shareholders, including beneficial owners, and to others in the supplemental offering. Our marketing for this offering will be accomplished through a combination of telephone calls, mail and personal visits and meetings.

What is the basic subscription privilege?

For each right that you own, you will have a basic subscription privilege to buy from us one share of common stock at the subscription price. You may exercise your basic subscription privilege for some or all of your subscription rights, or you may choose not to exercise any subscription rights. Holders of our common stock and Series A preferred stock will receive one subscription right for each 13 shares of common stock, and for each 13 shares of common stock underlying our Series A preferred stock.

For example, if you owned 1,000 shares of our common stock, or Series A preferred stock convertible into 1,000 shares of our common stock as of 5:00 p.m., Lyons, New York time on the record date, you would receive 76 subscription rights and would have the right to purchase 76 shares of common stock for $39.50 per share with your basic subscription privilege.

What is the over-subscription opportunity?

If you exercise your basic subscription privilege in full, you, together with other shareholders that exercise their basic subscription privilege in full, will be entitled to subscribe to purchase additional shares subject to certain conditions and limitations. The subscription price per share that applies to the over-subscription opportunity is the same subscription price per share that applies to the basic subscription privilege.

What are the limitations on the over-subscription opportunity?

We reserve the right to reject in whole or in part any over-subscription request, regardless of the availability of shares to satisfy these requests. Subject to this right, we will honor over-subscription requests in full to the extent sufficient shares are available following the exercise of rights under the basic subscription privilege, taking into account our right to facilitate sales of shares in the supplemental offering that we are undertaking concurrently with the rights offering. If over-subscription requests exceed the shares that are available to satisfy the requests, then, subject to our right to reject in whole or in part any over-subscription request, we will allocate the available shares, first, by satisfying the first 250 shares requested in each over-subscription, and then second, pro rata based on the number of shares each over-subscribing shareholder purchased under the basic subscription privilege. Any excess subscription payments will be returned, without interest or penalty.

What will happen if less than all of the subscription rights are exercised?

In the event shares remain available for sale after taking into account the exercise of basic subscription rights and such over-subscription requests as we choose to satisfy, we will offer those remaining shares to others at the $39.50 per share subscription price in the supplemental offering.

Am I required to exercise the rights I receive in the rights offering?

No. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights. However, if you choose not to fully exercise your basic subscription privilege and other shareholders fully exercise their basic subscription privilege, the percentage of our common stock owned by these other shareholders will increase relative to your ownership percentage, and your voting rights, if any, and other rights will likewise be diluted. In addition, if you do not exercise your basic subscription privilege in full, you will not be entitled to subscribe to purchase additional shares pursuant to the over-subscription opportunity and your ownership percentage in our common stock and any related voting and other rights may be further diluted.

How soon must I act to exercise my subscription rights?

The subscription rights may be exercised at any time during the 30- day subscription period, which commences on August 9, 2021, through the expiration date for the rights offering, which is 5:00 p.m., Lyons, New York time, on September 8, 2021. If you elect to exercise any subscription rights, the Bank must actually receive all required documents and payments from you at or prior to the expiration date. Although we have the option of extending the subscription period at our sole discretion, we do not currently intend to do so.

May I transfer my subscription rights?

No. You may not sell, transfer or assign your subscription rights to anyone else.

Are we requiring a minimum subscription to complete the rights offering?

No.

Are there any limitations on the number of subscription rights I may exercise in the rights offering?

You may only purchase the number of shares purchasable upon exercise of the number of basic subscription rights distributed to you in the rights offering, plus up to the number of shares that may be made available pursuant to the over-subscription opportunity. Accordingly, the number of shares you may purchase in the rights offering is limited by the number of shares of our common stock or shares of our Series A preferred stock you held on the record date and by the extent to which other shareholders exercise their subscription rights, including any over-subscription requests, as well as by our determination as to the number of shares, if any, that we will offer to sell to beneficial owners in the supplemental offering.

However, no sale may be made to you in this offering if the aggregate purchase price you would pay exceeds 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

In addition, under applicable federal banking laws, any purchase of shares may also require the prior clearance or approval of, or prior notice to, federal bank regulatory authorities if the purchase will result in any person or entity or group of persons or entities acting in concert owning or controlling shares in excess of 10.0% of our outstanding shares of common stock following the completion of the rights offering.

Can the rights offering be cancelled?

Yes. We may cancel the rights offering at any time prior to the expiration date for any reason.

How do I exercise my subscription rights?

If you wish to participate in the rights offering, you must properly complete the enclosed Subscription Election Form and deliver it, along with the full subscription price (including any amounts in respect of your over-subscription request), to the Bank before 5:00 p.m., Lyons, New York time, on September 8, 2021. If you use the mail, we recommend that you use insured, registered mail, return receipt requested.

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your basic subscription right and, if applicable, any over-subscription request that we have accepted to the fullest extent possible based on the amount of the payment received, subject to the elimination of fractional shares. If the payment exceeds the subscription price for the full exercise of your basic subscription right and any applicable over-subscription request that we have accepted, or if you subscribe for more shares than you are eligible to purchase pursuant to the over-subscription opportunity, then the excess will be returned to you as soon as practicable. You will not receive interest on any payments refunded to you under the rights offering.

If the rights offering or supplemental offering is not completed, will my subscription payment be refunded to me?

Yes. We will hold all funds received in a segregated account until completion of the rights offering. If the rights offering or supplemental offering is not completed, we will promptly return, without interest or penalty, all subscription payments.

What form of payment must I use to pay the subscription price?

You must timely pay the full subscription price for the full number of shares you wish to acquire under the basic subscription privilege and any over-subscription request by delivering to the Bank a certified or cashier’s check, a bank draft drawn on a U.S. bank, a U.S. postal or express money order, a personal check that clears before the expiration date of the rights offering, or an authorization to deduct payment from your checking or savings account with the Bank. If you wish to use any other form of payment, then you must make arrangements in advance with the Bank for the delivery of such payment.

What should I do if I want to participate in the rights offering, but my shares are held in the name of my broker, dealer, custodian bank or other nominee?

If you hold your shares in the name of a broker, dealer, bank or other nominee and you wish to participate in the Rights Offering or Supplemental Offering and purchase our Common Shares, you should complete and return to your Subscription Form along with payment in full for the number of shares you are subscribing. DO NOT SEND THE RIGHTS SUBSCRIPTION AGREEMENT AND PAYMENT TO YOUR BROKER, DEALER, BANK OR OTHER NOMINEE UNLESS YOU ARE SIMPLY INSTRUCTING THEM TO FORWARD THEM TO US. You should receive the form from your broker, dealer, bank or other nominee with the other offering materials. We assume no responsibility in respect of the timely administration of your broker, dealer, bank or other nominee to perform its obligations on your behalf.

After I exercise my subscription rights, can I change my mind?

No. All exercises of subscription rights are irrevocable by the shareholders, even if you later learn information about us that you consider unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase. However, we may cancel, extend or otherwise amend the rights offering at any time prior to the expiration date.

Does exercising my subscription rights involve risk?

Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights involves the purchase of additional shares of our common stock and should be considered as carefully as you would consider other equity investments. Among other things, you should carefully consider the risks described under the heading “Risk Factors” beginning on page 18 of this offering circular.

Has our Board of Directors made a recommendation to our shareholders regarding the rights offering?

No. Our Board of Directors is making no recommendations regarding your exercise of subscription rights. You could risk investment loss on new money invested. We cannot assure you that the trading price for our common stock will be above the subscription price at the time of exercise or at the expiration of the rights offering period or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. You are urged to decide whether or not to exercise your subscription rights based on your own assessment of our business and the rights offering. See the section entitled “Risk Factors” beginning on page 18 of this offering circular.

What fees or charges apply if I exercise my subscription rights?

We are not charging any fees or sales commissions to issue subscription rights to you or to issue shares to you if you exercise your subscription rights. If you exercise your subscription rights through a broker or other record holder of your shares, you are responsible for paying any fees that person may charge.

When will I receive my new shares of common stock?

As soon as practicable after the expiration of the rights offering period, we will direct our transfer agent, Broadridge Corporate Issuer Solutions, Inc., to issue the Common Stock in book-entry form. Shortly thereafter, shareholders whose subscriptions are accepted will receive a statement of ownership from our transfer agent reflecting the Common Stock purchased in the offering. Shares purchased pursuant to the over-subscription opportunity and in the supplemental offering will be issued in the same manner as soon as practicable after the expiration date of the rights offering and following the completion of any pro-rations as may be necessary in the event the over-subscription requests exceed the number of shares available to satisfy such requests. Thereafter, the shares should be available for delivery to you or your broker as soon as reasonably possible.

Will the subscription rights be listed on a stock exchange or trading market?

The subscription rights may not be sold, transferred or assigned to anyone else and will not be listed on any other stock exchange or trading market or on the OTC Markets. Our common stock is quoted on the OTC Markets OTCQX tier under the symbol “LYBC”.

What are the U.S. federal income tax consequences of exercising my subscription rights?

The receipt and exercise of your subscription rights will generally not be taxable under U.S. federal income tax laws. You should, however, seek specific tax advice from your personal tax advisor in light of your personal tax situation and as to the applicability of any other tax laws. See the section below entitled “United States Federal Income Taxation”.

Is the supplemental offering subject to any minimum or maximum subscription amount?

We are offering shares in the supplemental offering to beneficial owners of our shares as of the record date. There is no minimum or maximum amount of shares you can subscribe for as long as we have shares remaining available for sale after our rights offering is completed. You may not revoke or change your subscription after you have submitted your subscription agreement. We may choose to reject your subscription entirely or accept it for only a portion of the shares for which you subscribe.

In addition, under applicable federal and state banking laws, any purchase of shares may also require the prior clearance or approval of, or prior notice to, federal and state bank regulatory authorities if the purchase will result in any person or entity or group of persons or entities acting in concert owning or controlling shares in excess of 10.0% of our outstanding shares of common stock following the completion of the supplemental.

How can I get further information about the rights offering?

This offering circular describes the rights offering in detail. If you would like further information, please call Robert A. Schick, Chairman of the Board and President at (315) 946-8260, or Carol Snook, Corporate Secretary (315) 781-5007 to set up an appointment or pick up additional materials. Neither the subscription rights nor the shares being offered are a deposit or an account of the Bank, are not insured by the Federal Deposit Insurance Corporation or any other government agency, and are not offered through normal banking channels.

Summary

As used through this offering circular, the terms “we,” “us,” “our,” “the Company” and “Lyons Bancorp, Inc.” refers to Lyons Bancorp, Inc. and its subsidiaries. “Bank” refers to our wholly-owned subsidiary, The Lyons National Bank.

This summary highlights selected information from this offering circular and may not contain all the information that you should consider before investing in the securities we are offering. To understand the offered securities properly, you should read the entire document carefully, including the risk factors and our consolidated financial statements and the related notes.

Lyons Bancorp, Inc. and its Subsidiaries

Lyons Bancorp, Inc. is a bank holding company under the Federal Bank Holding Company Act of 1956. We were incorporated in 1987 under the laws of New York.

We own and operate The Lyons National Bank, which is our principal subsidiary. We also own all of the common beneficial interest of Lyons Capital Statutory Trust II, which is a Delaware statutory trust, which we formed in August 2004 in connection with the issuance of $5,000,000 of trust preferred capital securities.

The Lyons National Bank is a full service, nationally chartered, commercial bank serving Wayne County and portions of Cayuga, Monroe, Onondaga, Ontario, Seneca and Yates Counties in New York through sixteen full-service banking offices located in Lyons (two offices), Wolcott, Newark, Macedon, Ontario, Jordan, Clyde, Geneva, Penn Yan, Waterloo, Canandaigua, Perinton, Auburn (two offices) and Farmington, New York, an ATM network and Internet and telephone banking services. The Bank owns all of the common stock of Lyons Realty Associates Corp., a real estate investment trust which holds a portfolio of real estate mortgages. The Bank also provides brokerage investment and insurance products and services to its customers through an arrangement with LPL Financial.

We are a community oriented bank, emphasizing personal service and customer convenience in serving the financial needs of the individuals, families and businesses residing in our markets. We attract deposits from the general public in the markets we serve and use those funds, together with funds generated from operations and borrowings, to originate commercial real estate loans, residential mortgage loans, commercial and agricultural loans and consumer loans. We also invest in mortgage-backed securities and other permissible investments.

Over the past several years, we have experienced significant growth in our assets, deposit base, loan portfolio and net worth. As of December 31, 2020, we had $1,423 million in total assets, $1,020 million in total loans, $1,286 million in total deposits and $95 million in stockholders’ equity.

Our main office is located at 35 William Street, Lyons, New York 14489. Our telephone number is (315) 946-4871, and our web site is www.bankwithlnb.com. Information on our web site is not a part of this offering circular.

The Offering

The following summary describes the principal terms of the rights offering, but is not intended to be complete. See the section of this offering circular below entitled “The Rights Offering” for a more detailed description of the terms and conditions of the rights offering.

Securities Offered

We are distributing, at no cost or charge to our shareholders of record subscription rights to purchase up to 252,121 shares of common stock. Holders of our common stock and our Series A preferred stock will receive one subscription right for each thirteen shares of common stock, and for each thirteen shares of common stock underlying our Series A preferred stock, held of record as of 5:00 p.m., Lyons, New York time on August 2, 2021, the record date of the rights offering. These rights may be exercised only by you, and cannot be sold, transferred or assigned to anyone else.

Basic Subscription Privilege

For each right that you own, you will have a basic subscription privilege to buy from us one share of common stock at the subscription price. You may exercise your basic subscription privilege for some or all of your subscription rights, or you may choose not to exercise your subscription rights.

Over-subscription opportunity

If you exercise your basic subscription privilege in full, you will also have an opportunity to subscribe to purchase any shares that our other subscription rights holders do not purchase under their basic subscription privilege. The subscription price for shares purchased pursuant to the over-subscription opportunity will be the same as the subscription price for the basic subscription privilege. We reserve the right to reject in whole or in part any or all over-subscription requests, and we may choose to issue some or all of the shares that we may issue beyond the number necessary to satisfy properly exercised basic subscription rights to beneficial owners in the supplemental offering.

Subscription Price

The subscription price per share shall be equal to $39.50 per share. To be effective, any payment related to the exercise of a subscription right, or over-subscription, must clear prior to the expiration of the rights offering period.

Record Date

The record date will be August 2, 2021.

Expiration Date

The subscription rights will expire at 5:00 p.m., Lyons, New York time, on September 8, 2021 unless the expiration date is extended. We reserve the right to extend the subscription rights period at our sole discretion.

Supplemental Offering

If shares remain available for sale after the closing of the rights offering, we will offer and sell those remaining shares in a supplemental offering to beneficial owners of our shares as of the record date at the $39.50 per share subscription price. Initially, we anticipate that any shares offered in the supplemental offering will be offered with a preference given to beneficial owners of our common stock.

We have the right to accept or reject, in our sole discretion, any orders received in the supplemental offering.

Procedure for Exercising Subscription Rights

The subscription rights may be exercised at any time during the subscription period, which commences on August 9, 2021. To exercise your subscription rights, you must properly complete the enclosed Subscription Election Form and deliver it, along with the full subscription price (including any amounts in respect of an over-subscription request), to the Bank before 5:00 p.m., Lyons, New York time, on September 8, 2021, unless the expiration date is extended.

If you use the mail, we recommend that you use insured, registered mail, return receipt requested.

Net Proceeds of Offering

The net proceeds to us will depend on the number of subscription rights that are exercised, including over-subscription requests, and the number of shares, if any, that are sold in the supplemental offering. If we issue all shares available for the exercise of basic subscription rights in the rights offering, the net proceeds to us, after deducting estimated offering expenses, will be approximately $9.88 million. We estimate that the expenses of the combined rights and supplemental offerings will be approximately $125,000. We intend to use the net proceeds to fund future asset growth and for general corporate purposes. See the section below entitled “Use of Proceeds”.

Non-Transferability of Subscription Rights

The subscription rights may not be sold, transferred or assigned to anyone else and will not be listed for trading on any other stock exchange or trading market or on the OTCQX.

No Revocation of Exercise by Shareholders

All exercises of subscription rights are irrevocable, even if you later learn information about us that you consider unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase the shares of common stock offered pursuant to the rights offering.

Conditions to the Rights Offering

The completion of the rights offering is subject to the conditions described in the section below entitled “The Rights Offering—Conditions and Cancellation”.

Amendment; Cancellation

We may amend the terms of the rights offering or extend the rights offering period. We also reserve the right to cancel the rights offering at any time prior to the expiration date for any reason.

No Board Recommendation

Our Board of Directors is making no recommendations regarding your exercise of the subscription rights. You are urged to make your own decision whether or not to exercise your subscription rights based on your own assessment of our business and the rights offering. See the section below entitled “Risk Factors”.

Issuance of Common Stock

If you purchase shares through the rights offering, we will issue those shares of common stock to you as soon as practicable after the completion of the rights offering.

Trading of Common Stock

Our common stock is quoted on the OTC Markets OTCQX tier under the symbol “LYBC.”

Certain Material U.S. Federal Income Tax Considerations

The receipt and exercise of your subscription rights will generally not be taxable under U.S. federal income tax laws. However, you should seek specific tax advice from your personal tax advisor in light of your personal tax situation and as to the applicability and effect of any other tax laws. See the section entitled “United States Federal Income Taxation” on page 102 below.

Subscription Agent

Our subscription agent is The Lyons National Bank.

Shares of Common Stock Outstanding Before the Rights Offering

As of December 31, 2020, there were 3,156,444 shares of our common stock outstanding. In addition, holders of our Series A preferred stock may elect to convert their holdings into 120,000 shares of common stock, which would increase the diluted total of shares outstanding to 3,276,444.

Shares of Common Stock Outstanding After Completion of the Rights Offering

We will issue up to 252,121 shares of common stock in the rights offering, depending on the number of subscription rights that are exercised. Assuming no Series A preferred stock are converted prior to the expiration of the rights offering period, and based on the number of shares of common stock outstanding as of June 30, 2021, if we issue all 252,121 shares of common stock available for the exercise of basic subscription rights in the rights offering and any supplemental offering, we would have 3,409,696 shares of common stock outstanding following the completion of the rights offering and any supplemental offering.

How We Determined the Subscription Price

Our Board of Directors determined the terms of the rights offering, including the subscription price, in its sole discretion. In determining the subscription price, our Board of Directors considered a number of factors, including:

•	the size and timing of the rights offering and the price at which our stockholders might be willing to participate in a rights offering offered on a pro rata basis to all stockholders with an over-subscription opportunity;

•	historical and current trading prices for our common stock; and

•	analysis of information related to other recent rights offerings and the range of discounts that the subscription prices represented to the then prevailing and historical trading prices for those offerings.

The subscription price is not necessarily related to our book value, results of operations, cash flows, financial condition or net worth or any other established criteria of value and may or may not be considered the fair value of our common stock at the time the rights offering was approved by our Board or during the rights offering period. We cannot assure you that the trading price of our common stock will not decline during or after the rights offering. We also cannot assure you that you will be able to sell shares purchased in this offering at a price equal to or greater than the subscription price. We do not intend to change the subscription price in response to changes in the trading price of our common stock prior to the closing of the rights offering.

Selected Financial and Other Data

The following table sets forth our selected consolidated historical financial and other data for the years and at the dates indicated. The information at December 31, 2020 and 2019, and for the years then ended is derived in part from and should be read together with our consolidated financial statements and notes thereto beginning at page F-1 of this offering circular. The information at December 31, 2018 and for the fiscal year then ended is derived in part from our audited consolidated financial statements not contained in this offering circular. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and the accompanying notes and “Management's Discussion and Analysis of Financial Condition and Results of Operations.” The historical results are not necessarily indicative of results that may be expected for any future period.

Dollars in thousands	For the year ended December 31,
	2020	2019	2018
Interest income	$46,547	$44,985	$40,589
Interest expense	7,033	8,571	5,962
Provision for loan losses	6,258	2,341	2,133
Net interest income after provision for loan losses	33,256	34,073	32,494
Noninterest income	16,436	13,431	11,207
Noninterest expense	37,207	34,010	30,926
Income tax expense	2,212	2,484	2,778
Net income attributable to noncontrolling interests	5	5	5
Net income	$10,268	$11,005	$9,992
Per share data:
Basic earnings per share	$3.16	$3.38	$3.06
Diluted income per share	$3.12	$3.33	$3.03
Book value per share	$28.99	$26.38	$23.61
Cash dividends declared	$1.24	$1.22	$1.14
Weighted average shares outstanding-basic	3,171,206	3,182,515	3,180,057
Weighted average shares outstanding-diluted	3,291,206	3,302,515	3,300,057
Period End Balance Sheet Summary:
Total assets	$1,423,147	$1,163,683	$1,081,697
Investment securities	292,293	214,341	191,919
Loans	1,019,696	862,509	810,136
Allowance for loan losses	17,382	11,555	10,035
Deposits	1,285,967	1,029,485	945,837
Total equity	95,462	86,792	78,009
Selected Financial Ratios:
Return on average assets	0.78%	0.98%	0.95%
Return on average stockholders' equity	10.47%	12.99%	13.37%
Dividends declared to net income	39.24%	36.10%	39.98%
Loans to deposits	79.29%	83.78%	85.65%
Average equity to average total assets	7.43%	7.52%	7.14%
Capital Ratios (Bank only):
Leverage ratio	8.41%	8.41%	8.50%
Common equity tier 1	12.24%	10.62%	10.50%
Tier 1 risk-based capital	12.37%	11.03%	11.09%
Total risk-based capital	13.63%	12.29%	12.33%

Risk Factors

An investment in the securities offered hereby involves certain risks. You should carefully read the following risk factors about our business and this offering, together with the other information in this offering circular, before making a decision to purchase any shares.

If any of the following risks actually occurs, our business, assets, liquidity, operating results, prospects and financial condition could be seriously harmed. This could cause the trading price of our securities to decline, resulting in a loss of all or part of your investment.

Risks Relating to the Company and the Offered Stock

You may have difficulty in selling your securities or selling them at a fair price because there is little trading activity.

Our common stock is quoted on the OTC Market's OTCQX tier under the symbol “LYBC.” We have no plans to list any of our securities on any exchange. As a result, you may not be able to sell your shares without delay, or be able to sell your shares at a fair price. We cannot predict when, if ever, a fully developed active and liquid public trading market for our securities will occur. If a developed public trading market for our securities does develop at a future time, such developed public trading market may not be sustained for any period of time.

The future trading price of our common stock may be less than the purchase price in this offering.

While the trading price for our common stock has been relatively stable, we cannot assure you that the market price will not decline if and after you acquire our common shares. The trading price of our stock could fluctuate substantially based on a variety of factors, including, but not limited to, the following:

•	future announcements concerning us, our competitors or the businesses with whom we have relationships, including new competition from former officers and employees of Lyons Bancorp, Inc. in our market area;

•	changes in government regulations and the financial services industry, generally that affect our costs, and the types and mix of our products;

•	the overall volatility of the stock markets and the economy generally;

•	our growth and ability to implement our expansion strategy, especially given the competition in the banking industry in our market area; and

•	changes in our operating results from quarter to quarter.

In addition, the trading volume of our stock has been limited, which may increase the volatility of the trading price of our stock. Further, the economic impact of the COVID-19 pandemic has caused and may continue to cause the price of our stock to fluctuate.

Fluctuating interest rates may reduce our profitability.

Fluctuations in interest rates will ultimately affect both the level of income and expense we record on a large portion of the Bank’s assets and liabilities, and the market value of all interest-earning assets, other than interest-earning assets that mature in the short term. The Bank’s interest rate management strategy is designed to stabilize net interest income and preserve capital over a broad range of interest rate movements by matching the interest rate sensitivity of assets and liabilities. Although we believe that our current mix of loans, securities and deposits is reasonable, significant fluctuations in interest rates may have a negative effect on our profitability.

Persistently low interest rates could erode our core profitability.

We derive a significant portion of our net revenues (net interest income plus noninterest income) from the difference between what we earn on our interest-bearing assets such as loans and investment securities and what we pay for our interest-bearing liabilities. Of the $56.0 million of net revenues for the fiscal year ended December 31, 2020, 70.6% was attributable to this difference.

Part of the core profitability of a community bank such as ours is the lower cost inherent in the deposits it gathers at its branch offices compared to those that could be obtained in the wholesale money markets. This benefit has been eroding as market lending rates remain at low levels. In such an environment, our ability to save on funding costs is reduced and few additional savings will accrue to us for a longer period of time. In addition, as many of our interest-bearing assets prepay or mature, we will be forced to replace them with assets at lower current market yields. This asymmetrical impact could reduce our net interest income and adversely affect our operating results.

We may experience difficulties in managing our organic growth.

The success of our organic growth strategy will depend primarily on our ability to generate an increasing level of loans and deposits at acceptable risk levels and terms without significant increases in noninterest expenses relative to revenues generated. Our growth strategy involves a variety of risks, including our ability to:

•	attract the talent needed to maintain adequate depth of management throughout our organization as we continue to grow;

•	maintain adequate sources of funding at attractive pricing;

•	maintain adequate underwriting practices and monitoring systems to maintain credit quality and manage a growing loan portfolio in the future; and

•	implement appropriate policies, procedures and operating systems necessary to support a larger organization while keeping expenses under control.

If we fail to effectively identify or mitigate our risks, we could suffer unexpected losses and could be materially adversely affected.

Our risk management framework seeks to mitigate risk and appropriately balance risk and return. We have established processes and procedures intended to identify, measure, monitor and report the types of risk to which we are subject, including credit, liquidity, interest rate sensitivity, compliance, reputation, and operations. We seek to monitor and control our risk exposure through a framework of policies, procedures and reporting requirements. Management of our risks in some cases depends upon the use of analytical and/or forecasting models. If the models that we use to mitigate these risks are inadequate, we may incur increased losses. In addition, there may be risks that exist, or that develop in the future, that we have not appropriately anticipated, identified or mitigated. If our risk management framework does not effectively identify or mitigate our risks, we could suffer unexpected losses and could be materially adversely affected.

We may experience difficulties in assimilating future acquisitions into our business model.

As part of our general growth strategy, we may acquire banks and businesses that we believe provide a strategic fit with our business. We do not have a history of growth by acquisitions. To the extent that we grow by acquisition, we cannot assure you that we will be able to manage our growth adequately and profitably. Acquiring other banks and businesses will involve risks commonly associated with acquisitions, including:

•	potential exposure to liabilities of banks and businesses we acquire;

•	difficulty and expense of integrating the operations and personnel of banks and businesses we acquire;

•	potential disruption to our business;

•	potential diversion of our management’s time and attention; and

•	impairment of relationships with and the possible loss of key employees and customers of the banks and businesses we acquire.

Failure to successfully address the issues of growth either internally or by acquisition could adversely affect our results of operations and financial condition.

Because we primarily serve Wayne County and several counties in a close proximity, a decline in the economy of this local region could lower our profitability and adversely affect our growth.

We serve Wayne County and portions of Cayuga, Monroe, Onondaga, Ontario, Seneca and Yates counties with 16 banking offices, 27 ATMs and our Internet and telephone banking services. Our profits depend on providing products and services to customers in this local region. An increase in unemployment, a decrease in real estate values, inclement weather, natural disasters and adverse trends or events affecting various industry groups such as agriculture are among the factors that could weaken the local economy. With a weaker local economy:

•	customers may not want or need our products and services;

•	borrowers may be unable to repay their loans;

•	the value of the collateral securing our loans to borrowers may decline; and

•	the overall quality of our loan portfolio may decline.

Making mortgage loans, consumer loans, commercial loans and agricultural loans is a significant source of our profits. If customers in the local area do not want these loans, our profits may decrease. Although we could make other investments, we may earn less revenue on these investments than on loans. Also, our losses on loans may increase if borrowers are unable to make payments on their loans. Increases in delinquent and non-accrual loans may result in an additional provision for loan losses which will negatively affect earnings. All of these factors could lower our profitability and adversely affect our growth.

We operate in a highly competitive industry and market area.

Competition for commercial banking and other financial services is strong in our market area. In one or more aspects of business, the Company’s subsidiaries compete with other commercial banks, savings and loan associations, credit unions, finance companies, Internet-based financial services companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries. Some of these competitors have substantially greater resources and lending capabilities and may offer services we do not currently provide. In addition, many of our non-banking competitors are not subject to the same extensive Federal regulations that govern bank holding company and federally insured banks. We focus on providing unparalleled customer service, which includes offering a strong suite of products and services. Based upon our ability to grow our customer base in recent years, management believes this business model allows us to compete effectively in the markets we serve, but there can be no assurance that this business model will be successful.

We may suffer more severely than other lenders if the local agricultural economy experiences a downturn in its economic performance as a business segment.

Our agricultural lending activities are an important part of the growth and profitability of the Company, with approximately 11.43% of our loan portfolio as of December 31, 2020, in either agriculture-related real estate or business loans. Based on Federal Reserve data for bank holding companies as of December 31, 2020, our peers held approximately 1.1% of their loan portfolios in agriculture-related loans. To the extent that the fortunes of the farm economy are adversely affected by general economic conditions, we may suffer more than our peers.

The COVID-19 outbreak has adversely affected, and is likely to continue to adversely affect, our business and results of operations.

The ongoing COVID-19 pandemic and measures intended to prevent its spread have had, and likely will continue to have, a material adverse effect on our business, financial condition, liquidity, and results of operations. The nature and extent of these effects will depend on future developments, which are highly uncertain and are difficult to predict.

In December 2019, a novel coronavirus was reported in China, and, in March 2020, the World Health Organization declared COVID-19 a pandemic. In March 2020, the United States declared the COVID-19 outbreak a national emergency. The COVID-19 pandemic has caused significant economic dislocation in the United States as many state and local governments, including New York, ordered non-essential businesses to close and residents to restrict their activities. This resulted in an unprecedented slow-down in economic activity and a related increase in unemployment. In response to the COVID-19 outbreak, the Federal Reserve has reduced the benchmark federal funds rate to a target range of 0% to 0.25% and the yields on 10 and 30-year treasury notes have declined to historic lows. Various state governments and federal agencies are requiring lenders to provide forbearance and other relief to borrowers (e.g., waiving late payment and other fees). Federal banking agencies have encouraged financial institutions to prudently work with affected borrowers and recently passed legislation has provided relief from reporting loan classifications due to modifications related to the COVID-19 outbreak. Certain industries have been particularly impacted, including the travel and hospitality industry, the restaurant industry, and the retail industry. In response to COVID-19, we have modified our business practices, including employee travel, employee work locations, and cancellation of physical participation in meetings, events and conferences. We also have had employees working remotely and may be required to take further actions required by government authorities or that we determine are in the best interests of our employees, customers and business partners.

Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the full impact of the COVID-19 outbreak on our business. The extent of this impact will depend on future developments, which are highly uncertain, including the extent to which the outbreak can be controlled or abated, and the recovery of the economy generally. As the result of the COVID-19 pandemic and the related adverse local and national economic consequences, we may be subject to the following risks, any of which could have a material, adverse effect on our business, financial condition, liquidity, and results of operations:

•	demand for our products and services may decline, making it difficult to grow assets and income;
•	if the economy is unable to substantially reopen, and high levels of unemployment continue for an extended period of time, loan delinquencies, problem assets, and foreclosures may increase, resulting in increased charges and reduced income;
•	collateral for loans, especially real estate, may decline in value, which could cause loan losses to increase;
•	our allowance for loan losses may have to be increased if borrowers experience financial difficulties beyond forbearance periods, which will adversely affect net income;
•	the net worth and liquidity of loan guarantors may decline, impairing their ability to honor commitments;
•	as the result of the decline in the Federal Reserve Board’s target federal funds rate to near 0%, the yield on our assets may decline to a greater extent than the decline in our cost of interest-bearing liabilities, reducing our net interest margin and spread and reducing net income;
•	a material decrease in net income or a net loss over several quarters could result in a decrease in the rate of Company dividends;
•	cyber security risks are increased as the result of an increase in the number of employees working remotely; and
•	our reliance on third party vendors for certain services and the unavailability of a critical service due to the COVID-19 outbreak could have an adverse effect on our operations.

Moreover, our future success and profitability substantially depends on our executive officers and key employees, many of whom have held positions with us for many years. The unanticipated loss or unavailability of executive officers or key employees due to the outbreak could harm our ability to execute our business strategy, and we might not be successful in finding and integrating suitable successors in the event of executive officer or key employee loss or unavailability. Any of the factors identified above could negatively impact our business, financial condition and results of operations and prospects.

We are subject to regulatory, litigation, reputation and other risks related to our participation in the Paycheck Protection Program.

In response to the COVID-19 outbreak and related economic hardships, the CARES Act provided for the Paycheck Protection Program (“PPP”) as a loan program administered through the Small Business Administration (“SBA”). Under the PPP, small businesses and other entities and individuals can apply for loans from existing SBA lenders and other lenders, subject to detailed qualifications and eligibility criteria. Beginning in 2020, we have participated in the PPP, adding new commercial customers and $166 million in PPP loans.

Because of the short timeframe between the passing of the CARES Act and implementation of the PPP, some of the rules and guidance relating to PPP were issued after lenders began processing PPP applications. There continues to be uncertainty in the laws, rules and guidance relating to the PPP. Since the opening of the PPP, several banks have been subject to litigation regarding the procedures used in processing PPP applications and the payment of fees to agents that assisted borrowers in obtaining PPP loans. In addition, some banks and borrowers have received negative media attention associated with PPP loans. Although we believe that we have administered the PPP in accordance with all applicable laws, regulations and guidance, we may be exposed to litigation risk and negative media attention related to our participation in the PPP. Any such litigation may result in significant financial liability to us or adversely affect our reputation.

Federal and state regulators can also impose or request that we consent to substantial sanctions, restrictions and requirements if they determine there are violations of laws, rules or regulations or weaknesses or failures with respect to general standards of safety and soundness, including with respect to our PPP lending, which could adversely affect our business, reputation, results of operation and financial condition.

Further, there is a risk that PPP borrowers may not qualify for the loan forgiveness feature of the program due to the conduct of the borrower after the loan is originated. We also have credit risk with respect to PPP loans given that the SBA may determine that there is a deficiency in the manner in which we originated, funded or serviced loans, including any issue with the eligibility of a borrower to receive a PPP loan. These factors may result in us having to hold a significant amount of these low-yield loans on our books for a significant period of time. Moreover, in the event of a loss resulting from a default on a PPP loan and a determination by the SBA that there was a deficiency in the manner in which we originated, funded or serviced a PPP loan, the SBA may deny its liability under the guaranty, reduce the amount of the guaranty or, if the SBA has already paid under the guaranty, seek recovery of any loss related to the deficiency from us.

A significant portion of our loans are commercial real estate and commercial loans, which carry greater credit risk than loans secured by owner-occupied one-to-four family real estate.

At December 31, 2020, commercial real estate loans totaled $252.3 million or approximately 24% of our loan portfolio, and commercial loans, including term loans and revolving lines of credit, totaled $180.4 million, or approximately 18% of our total loan portfolio. Given their larger balances and the complexity of the underlying collateral, commercial real estate and commercial loans generally expose a lender to greater credit risk than loans secured by owner-occupied one- to four-family real estate. Commercial real estate and commercial loans also have greater credit risk than residential real estate loans because repayment is dependent on income being generated in amounts sufficient to cover operating expenses, property maintenance and debt service, and because repayment is generally dependent upon the successful operation of the borrower’s business.

If loans that are collateralized by real estate of other business assets become troubled and the value of the collateral has been significantly impaired, then we may not be able to recover the full contractual amount of principal and interest that we anticipated at the time we originated the loan. This could cause us to increase our provision for loan losses and adversely affect our operation results and financial condition.

Our business may be adversely affected by credit risk associated with residential property.

At December 31, 2020, $440.9 million, or approximately 42% of our total loan portfolio, was secured by one-to-four family residential real estate mortgage and home equity loans that may be generally sensitive to regional and local economic conditions that significantly impact the ability of borrowers to meet their loan repayment obligations, making loss levels difficult to predict. The national residential market experienced such conditions during the recession of 2008.

Although the Upstate New York State markets we serve have not historically experienced the "boom/bust" market conditions that other parts of the country have experienced, we cannot assure that will continue to be the case. A decline in residential real estate values as a result of the weakness of the housing market in the areas we serve would reduce the value of the real estate collateral securing residential real estate mortgage and increase the risk that we would incur losses if borrowers default on their loans. A decline in home values in our market areas would result in our residential loans being secured by first mortgages on properties in which the borrowers have little or no equity. Residential loans with combined higher loan-to-value ratios would be more sensitive to declining property values than those with lower combined loan-to-value ratios and therefore may experience a higher incidence of default and severity of losses. In addition, if the borrowers sell their homes, they may be unable to repay their loans in full from the sale proceeds. Further, a significant amount of our home equity loans, and lines of credit consist of second mortgage loans. For home equity loans and lines of credit secured by a second mortgage, it is unlikely that we would be successful in recovering all or a portion of our loan proceeds in the event of default. For these reasons, declining property values in our market areas would adversely affect our results of operations and financial condition.

Our profitability and ability to grow would be adversely affected if a change in the law occurs that precludes our municipal customers from maintaining deposits with us or if those customers withdraw their deposits from us for other reasons.

Public deposits historically have been very important to us. As of December 31, 2020, 15.9% of our deposits were provided by municipal customers, which we believe to be significantly greater than our peers. If legislation to liberalize the options for municipal deposits were passed, or if our relationships with local municipalities were to deteriorate, this important source of funding could erode and/or become more expensive. This could affect our profitability and our ability to fund our growth strategies.

If our allowance for loan losses is not sufficient to cover actual loan losses, our earnings would decrease.

Lending money is an essential part of the banking business. However, borrowers do not always repay their loans. The risk of non-payment is affected by:

•	credit risks of a particular borrower;

•	changes in economic and industry conditions;

•	the duration and other terms of the loan; and

•	in the case of a collateralized loan, uncertainties as to the future value of the collateral.

If our borrowers do not repay their loans, we may suffer loan losses. Loan losses are inherent in the lending business and could have a materially adverse effect on our operating results. We make various assumptions and judgments about the collectability of our loan portfolio and provide an allowance for loan losses for loan defaults and non-performance. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates, beyond our control. Such losses may exceed current estimates. If our assumptions are wrong, our allowance for loan losses may not be sufficient to cover our future losses, thereby having an adverse effect on our earnings. In addition, this may cause us to increase the allowance for loan losses in the future, thereby decreasing our future earnings. In addition, bank regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs. Any increase in our allowance for loan losses or loan charge-offs required by these regulatory authorities would decrease our earnings.

We may lose customers or be unable to grow our customer base if our competitors develop and invest in technological improvements that consumer’s desire, but which are beyond our financial ability to adopt and implement.

The financial services industry continues to undergo rapid technological change with frequent introductions of new technology-driven products and services. In addition, the effective uses of technology to better serve customers increases efficiency and enables financial institutions to reduce costs. Our future success and ability to implement our growth strategy will depend in part upon our ability to use technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements.

Our ability to compete successfully in the future will depend on whether we can anticipate and respond to technological changes. To develop these and other new technologies we will likely have to make additional capital investments. Although we continually invest in new technology, we cannot assure you that we will have sufficient resources or access to the necessary proprietary technology to remain competitive in the future. We may not be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to our customers. This could result in a loss of customers or an inability to grow our customer base, either of which would adversely affect our profitability and ability to grow.

We are a community bank and our ability to maintain our reputation is critical to the success of our business and the failure to do so may materially adversely affect our performance.

Our subsidiary bank is a community bank, and its reputation is one of the most valuable aspects of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by taking advantage of new business opportunities with existing and prospective customers in our current market areas. As a result, we strive to conduct our business in a manner that enhances our reputation. This is done, in part, by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve, delivering superior service to our customers and addressing the needs of our customers and employees. If our reputation is negatively affected, by the actions of our employees, by our inability to conduct our operations in a manner that is appealing to current or prospective customers, or otherwise, our business and operating results may be adversely affected.

Our Business requires the Collection and Retention of Large Volumes of Sensitive Data, which is subject to Extensive Regulation and Oversight and Exposes our Business to Additional Risks.

In our ordinary course of business, we collect and retain large volumes of customer data, including personally identifiable information in various information systems that we maintain and in systems maintained by third parties with whom we contract to provide data services. We also maintain important internal Company data such as personally identifiable information about our employees and information relating to our operations. Our customers and employees have been, and will continue to be, targeted by cybersecurity threats attempting to misappropriate passwords, bank account information or other personal information. Our attempts to mitigate these threats may not be successful as cybercrimes are complex and continue to evolve. Publicized information concerning security and cyber-related problems could cause us to incur reputational harm and discourage our customers from using our electronic or web-based applications or solutions, which could harm their utility as a means of conducting commercial transactions.

Even well-protected information, networks, systems and facilities remain potentially vulnerable because the techniques used in breach attempts or other disruptions are constantly evolving and generally are not recognized until launched against a target, and in some cases are designed not to be detected and, in fact, may not be detected. Accordingly, we may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures. A security breach or other significant disruption of our information systems or those related to our customers and our third party vendors, including as a result of cyberattacks, could:

•	disrupt the proper functioning of our internal, or our third-party vendors’, networks and systems and therefore our operations and those of our customers,
•	result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of our confidential, sensitive or otherwise valuable information or our customers’ information,
•	result in a violation of applicable privacy, data breach and other laws, subjecting us to additional regulatory scrutiny and expose the us to civil litigation, governmental fines and possible financial liability
•	require significant management attention and resources to remedy the damages that result, or
•	harm our reputation or cause a decrease in the number of customers that choose to do business with us.

The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

A Breach of Information or Other Technological Security, including as a result of Cyberattacks, could have a Material Adverse Effect on our Business, Financial Condition and Results of Operations.

We cannot be certain that all of our systems, or third-party systems upon which we rely, are free from vulnerability to cyberattack or other technological difficulties or failures. Information security breaches and cybersecurity-related incidents may include attempts to access information, including customer and company information, malicious code, computer viruses, phishing, denial of service attacks and other means of intrusion that could result in unauthorized access, misuse, loss or destruction of data (including confidential customer or employee information), account takeovers, unavailability of service or other events. These types of threats may derive from human error, fraud or malice on the part of external or internal parties, or may result from accidental technological failure. Further, to access our products and services our customers may use computers and mobile devices that are beyond our security control systems. If information security is breached or difficulties or failures occur, despite the controls we and our third party vendors have instituted, information may be lost or misappropriated, resulting in financial loss or costs, reputational harm or damages and litigation, regulatory investigation costs or remediation costs to us or others. While we maintain specific “cyber” insurance coverage, which would apply in the event of many breach scenarios, the amount of coverage may not be adequate in any particular case. Furthermore, because cyber threat scenarios are inherently difficult to predict and can take many forms, some breaches may not be covered under our cyber insurance coverage. Any of these consequences could have a material adverse effect on our financial condition and results of operations.

The risk of a security breach or disruption, particularly through cyber-attack or cyber intrusion, has significantly increased, in part due to the expansion of new technologies, the increased use of the Internet and mobile services and the increased intensity and sophistication of attempted attacks and intrusions from around the world. The threat from cyber-attacks is severe, attacks are sophisticated and increasing in volume, and attackers respond rapidly to changes in defensive measures. Our systems and those of our customers and third-party service providers are under constant threat and it is possible that we could experience a significant event in the future. Our technologies, systems, networks and software, and those of other financial institutions have been, and are likely to continue to be, the target of cybersecurity threats and attacks, which may range from uncoordinated individual attempts to sophisticated and targeted measures directed at us. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats as well as the expanding use of Internet banking, mobile banking and other technology-based products and services by us and our customers.

We are also subject to data security standards and privacy and data breach notice requirements established by federal and state regulators. Banking agencies have adopted guidelines to encourage financial institutions to address cybersecurity risks and identify, assess and mitigate these risks, both internally and at critical third party service providers. For example, federal banking regulators have highlighted that financial institutions should establish several lines of defense and design their risk management processes to address the risk posed by compromised customer credentials. In addition, financial institutions are expected to maintain sufficient business continuity planning processes designed to facilitate a recovery, resumption and maintenance of the institution’s operations after a cyberattack.

As cyber threats continue to evolve, we may be required to expend significant additional resources to modify our protective measures or to investigate and remediate any information security vulnerabilities.

We cannot guarantee the future payment of dividends on our Common Stock.

Holders of our common stock are only entitled to receive such dividends as our Board of Directors may declare out of funds legally available for such payments. The payment of future dividends will depend upon our financial resources, the earnings and the financial condition of the Bank and its subsidiaries, restrictions under applicable law and regulations and other factors relevant at the time the Board of Directors considers any declaration of dividends. In addition, if a default occurs in the payment due on the trust preferred securities issued by Lyons Capital Statutory Trust II in which we own all of the common beneficial interest or in the payment of dividends on our Series A preferred stock, we would be prohibited from paying dividends on our common stock. Accordingly, dividends, if any, may not be paid at historical levels or may be increased, or such an increase may not occur.

Monetary policies and economic factors could adversely affect our financial performance.

The success of the Company will depend in significant part upon its ability to attract deposits and extend loans and to maintain a sufficient interest margin between the rates of interest it receives on loans and other investments and the rates it pays out on deposits and other liabilities. This is affected by the monetary policies of federal regulatory authorities, particularly the Federal Reserve, and by economic conditions in our service area and the United States generally, including the following:

•	changes in governmental economic and monetary policies;

•	the Internal Revenue Code and banking and credit regulations;

•	national, state, and local economic growth rates;

•	employment rates; and

•	population trends.

We cannot predict the nature and timing of any changes in such policies and conditions or their impact on us or our bank subsidiary. Any such changes may have a material adverse impact on our financial performance.

We may be Adversely Impacted by the Transition from LIBOR as a Reference Rate.

In 2017, the United Kingdom’s Financial Conduct Authority announced that after 2021, it would no longer compel banks to submit the rates required to calculate the London Interbank Offered Rate (“LIBOR”). In November 2020, the administrator of LIBOR announced it will consult on its intention to extend the retirement date of certain offered rates whereby the publication of the one week and two month LIBOR offered rates will cease after December 31, 2021, but the publication of the remaining LIBOR offered rates will continue until June 30, 2023. In light of consumer protection, litigation, and reputation risks, the bank regulatory agencies have indicated that entering into new contracts that use LIBOR as a reference rate after December 31, 2021, would create safety and soundness risks and that they will examine bank practices accordingly. Therefore, those agencies encouraged banks to cease entering into new contracts that use LIBOR as a reference rate as soon as practicable and in any event by December 31, 2021.

It is not possible to predict what rate or rates may become accepted alternatives to LIBOR, or what the effect of any such changes in views or alternatives may be on the markets for LIBOR-indexed financial instruments. In particular, regulators, industry groups and certain committees (e.g., the Alternative Reference Rates Committee) have, among other things, published recommended fallback language for LIBOR-linked financial instruments, identified recommended alternatives for certain LIBOR rates (e.g., AMERIBOR or the Secured Overnight Financing Rate as the recommended alternative to U.S. Dollar LIBOR), and proposed implementations of the recommended alternatives in floating rate instruments. At this time, it is not possible to predict whether these specific recommendations and proposals will be broadly accepted, whether they will continue to evolve, and what the effect of their implementation may be on the markets for floating-rate financial instruments.

We have issued debt with attributes that are either directly or indirectly dependent on LIBOR. The transition from LIBOR could create costs and additional risk. Uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to LIBOR may adversely affect LIBOR rates and the value of LIBOR-based loans, and securities in our portfolio. If LIBOR rates are no longer available, and we are required to implement substitute indices for the calculation of interest rates under our loan agreements with our borrowers, we may experience significant expenses in effecting the transition, and may be subject to disputes or litigation with customers and creditors over the appropriateness or comparability to LIBOR of the substitute indices, which could have an adverse effect on our results of operations. Further, since proposed alternative rates are calculated differently, payments under contracts referencing new rates will differ from those referencing LIBOR. Although we are currently unable to assess what the ultimate impact of the transition from LIBOR will be, failure to adequately manage the transition could have an adverse effect on our business, financial condition and results of operations.

Our growth and return to investors may be limited by the laws and government agencies that regulate us and changes in these laws that may adversely affect our results of operation and financial condition.

We are a bank holding company, and our principal subsidiary is a national bank. Both entities operate in a highly regulated environment and are subject to examination, supervision and comprehensive regulation by federal regulatory agencies. Under regulatory capital adequacy guidelines and other regulatory requirements, our company and our subsidiary bank must meet guidelines subject to qualitative judgments by regulators about components, risk weightings and other factors. From time to time, the regulators implement changes to these regulatory capital adequacy guidelines. Banking regulations, designed primarily for the safety of depositors and not shareholders of Lyons Bancorp, Inc., may limit our growth and the return to investors by restricting activities such as the payment of dividends; mergers with, or acquisitions by, other institutions; investments; loans and interest rates; interest rates paid on deposits and the creation of branch banking offices. Furthermore, if we fail to meet these minimum capital guidelines and other regulatory requirements, our financial condition would be materially and adversely affected.

Future governmental regulation and legislation could limit our future growth.

We are subject to extensive state and federal regulation, supervision, and legislation which govern almost all aspects of our operations. These laws may change from time to time and are primarily intended for the protection of customers, depositors, and the deposit insurance funds. The impact of any changes to these laws may negatively impact our ability to expand our services and to increase the value of our business. The Dodd-Frank Act, enacted in July 2010, represents a comprehensive overhaul of the financial services industry in the United States and requires federal agencies to implement many new rules. While we cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on us, these changes could be materially adverse to our shareholders. See “Supervision and Regulation” for more information about applicable banking regulations.

A loss of our senior officers could impair our relationship with our customers and adversely affect our revenue.

We rely upon our senior officers to develop business and maintain customer relationships. If any of these individuals were to leave for any reason or something were to happen to one of them, and we were unable to hire highly qualified and experienced personnel to replace them, we could lose valuable customer relationships and associated revenue, especially if they were to work with a competitor.

Our management will have broad discretion in allocating the net proceeds from the offering and may not allocate the proceeds in the most profitable manner.

Neither we nor the Bank have specifically allocated the use of the net proceeds from this offering. Until utilized, we anticipate that net offering proceeds will be invested in short-term and intermediate-term securities or deposits in our Bank subsidiary. Therefore, management will have broad discretion as to the timing and specific application of the net proceeds and investors will not have the opportunity to evaluate the economic, financial and other relevant information that we will use in applying the net proceeds. Although we intend to use the net proceeds to serve Lyons Bancorp, Inc.’s best interests, our application may not ultimately reflect the most profitable application of the net proceeds and you may not agree with such application. As a result, it is possible that our return on equity will decrease following the offering.

A decline in the market value of our investments could negatively impact shareholders' equity.

Approximately 95.34% of our securities investment portfolio as of December 31, 2020 has been designated as available-for-sale. Unrealized gains and losses in the estimated value of the available-for-sale portfolio are reflected as a separate item in stockholders’ equity, net of tax. If the market value of our investment portfolio declines, this would cause a decline in stockholders’ equity which could be material.

Given current economic and market conditions, declines in the value of individual securities within our investment portfolio that are considered “other-than-temporarily-impaired” could have a negative impact on stockholders’ equity.

At December 31, 2020, approximately 28% of our securities investment portfolio is invested in New York State and local government obligations. These issuers are affected by political, economic and regulatory factors. The concerns facing the State of New York and its municipalities may lead nationally recognized rating agencies to downgrade its debt obligations. We periodically, but not less than quarterly, evaluate these investments for impairment indicators. Under U.S. generally accepted accounting principles, declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings to the extent the impairment is related to credit losses. If impairment is deemed other-than-temporary, the resulting charge to earnings relating to credit quality may be significant.

If we issue additional stock in the future, your percentage of ownership of Lyons Bancorp, Inc. could be reduced.

As a shareholder of Lyons Bancorp, Inc., you will not have preemptive rights with respect to the issuance of additional shares of common stock or the issuance of any other class of stock. This means that if we decide to issue additional shares of stock in an offering other than a rights offering, you will not automatically be entitled to purchase additional shares to maintain your percentage of ownership of our outstanding common stock. In addition, if we sell additional shares in the future, it is possible that those shares may be issued on terms more favorable, including a lower share price, than the terms hereunder.

Substantial regulatory limitations on changes of control and anti-takeover provisions in our Certificate of Incorporation and Bylaws may make it more difficult for you to receive a change in control premium.

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company or financial holding company) of any class of our voting stock or obtaining the ability to control in any manner the election of a majority of our directors or otherwise direct the management or policies of our company without prior notice or application to and the approval of the Federal Reserve. Also our Certificate of Incorporation and Bylaws contain certain provisions that can slow down or limit a hostile takeover. The provisions are intended to discourage costly takeover battles and lessen our vulnerability to a hostile change in control, thereby enhancing the possibility that our Board of Directors can maximize shareholder value in connection with an offer to acquire us. However, anti-takeover provisions can discourage activities such as unsolicited merger proposals, acquisitions, or tender offers by which shareholders might otherwise receive a change of control premium for their shares above the market price.

Our directors and executive officers control a significant percentage of outstanding shares and may influence shareholder actions in a manner that may be adverse to your personal investment objectives.

As of June 30, 2021, our directors and executive officers beneficially control 15.1% of our outstanding shares of common stock before this offering. Our directors and executive officers have indicated that they intend to participate under this offering. Combined with the anti-takeover provisions in our Certificate of Incorporation and Bylaws, these holdings can effectively block any attempted takeover of us. In addition, if our directors and executive officers vote together as a single group, they will significantly influence the outcome of our shareholder votes, such as election of directors, amendments to our Certificate of Incorporation, mergers and asset sales. The interests of our directors and executive officers may differ from the interests of other shareholders with respect to control issues such as these.

Risks Related to the Rights Offering

If you do not fully exercise your basic subscription privilege, your interest in us will be diluted. In addition, if you do not exercise your basic subscription privilege in full and the subscription price is less than the fair value of our common stock, then you would experience an immediate dilution of the aggregate fair value of your shares.

Up to 252,121 shares are issuable in the rights offering, with any remaining shares available to satisfy over-subscription requests and/or to facilitate sales of shares to beneficial owners in the supplemental offering that we are undertaking concurrently with the rights offering. This includes up to 252,121 shares of common stock issuable immediately on the closing. If you do not choose to fully exercise your basic subscription privilege, your percentage ownership interest in us will decrease. In addition, if you do not exercise your over-subscription opportunity and other shareholders exercise their over-subscription opportunity, or we otherwise issue additional shares to beneficial owners in the supplemental offering, the percentage of our common stock owned by all other shareholders will increase.

The subscription price determined for the rights offering is not necessarily an indication of the fair value of our common stock.

Our Board of Directors determined the terms of the rights offering, including the subscription price, in its sole discretion. In determining the subscription price, our Board of Directors considered a number of factors, including:

•	the size and timing of the rights offering and the price at which our shareholders might be willing to participate in a rights offering offered on a pro rata basis to all shareholders with an over-subscription opportunity;

•	historical and current trading prices for our common stock; and

•	analysis of information related to other recent public offerings of community banks and the range of discounts that the subscription prices represented to the then prevailing and historical trading prices for those offerings.

The subscription price is not necessarily related to our book value, results of operations, cash flows, financial condition or net worth or any other established criteria of value and may or may not be considered the fair value of our common stock at the time the rights offering was approved by our Board or during the rights offering period. On July 6, 2021, the closing sale price for a trade of 100 shares of our common stock on the OTCQX was $42.55 per share. Prior to July 6, 2021, the most recent closing sale price for our common stock was $43.00 per share, which was for a trade of 200 shares. We cannot assure you that the trading price of our common stock will not decline during or after the rights offering. We also cannot assure you that you will be able to sell shares purchased in the rights offering at a price equal to or greater than the subscription price. We do not intend to change the subscription price in response to changes in the trading price of our common stock prior to the closing of the rights offering.

Because we do not have any formal commitments from any of our shareholders to participate in the rights offering, the net proceeds we receive from the rights offering may be lower than currently anticipated.

We do not have any formal commitments from any of our shareholders to participate in the rights offering, and we cannot assure you that our other shareholders will exercise all or any part of their basic subscription privilege or their over-subscription opportunity. If our shareholders subscribe for fewer shares of our common stock than anticipated, the net proceeds we receive from the rights offering could be significantly reduced and we could incur damage to our reputation.

Because there is no minimum offering amount, purchasers in the rights offering may be one of a few to purchase and management’s plans for offering proceeds may not be met.

There is no minimum amount of subscriptions required to complete the rights offering. Therefore, purchasers in the rights offering could be one of a relatively small number of investors in the rights offering. Further, if there are only a small number of investors in the rights offering, the offering proceeds may not be sufficient to complete management’s planned use for the proceeds.

The rights offering may cause the price of our common stock to decline.

Depending upon the trading price of our common stock at the time of our announcement of the rights offering, the announcement of the rights offering and its terms, including the subscription price, together with the number of shares we could issue if the offering is completed, may result in an immediate decrease in the trading price of our common stock. This decrease may continue after the completion of the rights offering. If that occurs, your purchase of shares in the rights offering may be at a price greater than the prevailing trading price of our common stock. Further, if a substantial number of subscription rights are exercised and the holders of the shares received upon exercise of those subscription rights choose to sell some or all of those shares, the resulting sales could also depress the trading price of our common stock.

We may cancel the rights offering at any time prior to the expiration of the rights offering period, and we will have no obligation to you except to return your subscription payment.

We may at our sole discretion cancel the rights offering at any time prior to the expiration of the rights offering period. If we elect to cancel the rights offering, we will have no obligation with respect to the subscription rights except to return to you, without interest or penalty, as soon as practicable any subscription payments. In addition, we may suffer reputational harm if the rights offering is cancelled prior to the expiration date.

Because you may not revoke or change your exercise of the subscription rights, you could be committed to buying shares above the prevailing trading price of our common stock at the time the rights offering is completed.

Once you exercise your subscription rights, you may not revoke or change the exercise. The trading price of our common stock may decline before the subscription rights expire. If you exercise your subscription rights, and, afterwards, the trading price of our common stock decreases below the $39.50 per share subscription price, you will have committed to buying shares at a price above the prevailing trading price and could have an immediate unrealized loss. Our common stock is traded on the OTCQX under the symbol, “LYBC.” On July 6, 2021, the closing sale price for a trade of 100 shares of our common stock on the OTCQX was $42.55 per share. Prior to July 6, 2021, the most recent closing sale price for our common stock was $43.00 per share, which was for a trade of 200 shares. The trading price of our common stock may not be equal to or exceed the subscription price at the time of exercise or at the expiration of the subscription rights offering period.

There is no legal obligation for our directors or senior management to subscribe for any shares in the rights offering.

None of our directors or members of senior management is legally obligated to subscribe for any shares of common stock in the rights offering. Because our directors and senior management are not required to subscribe for any shares of common stock in the rights offering, they may choose to subscribe for less than the number of shares of common stock that they are entitled to purchase in the rights offering. Any failure on the part of our directors and senior management to participate significantly in the rights offering may jeopardize the likelihood of success for the rights offering and could result in damage to our reputation.

If you do not act promptly and follow the subscription instructions, your exercise of subscription rights will be rejected.

Shareholders that desire to purchase shares in the rights offering must act promptly to ensure that all required forms and payments are actually received by the Bank prior to the expiration date of the rights offering. If you fail to complete and sign the required subscription forms, send an incorrect payment amount or otherwise fail to follow the subscription procedures that apply to your exercise in the rights offering prior to the expiration of the rights offering period, the Bank may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received. Neither we nor the Bank undertakes to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form. We have no obligation to contact you or any broker, dealer, bank or other nominee that holds your Common Shares on your behalf regarding any deficiencies or delays. We have the sole discretion to determine whether the exercise of your subscription rights properly and timely follows the subscription procedures.

Because the subscription rights are non-transferable, there is no market for the subscription rights.

You may not sell, transfer or assign your subscription rights to anyone else, and we do not intend to seek to have the subscription rights quoted on the OTCQX or any other stock exchange or trading market. Because the subscription rights are non-transferable, there is no market or other means for you to directly realize any value associated with the subscription rights. You must exercise the subscription rights and acquire additional shares of our common stock to realize any value that may be embedded in the subscription rights.

If you make payment of the subscription price by uncertified personal check, your check may not clear in sufficient time to enable you to purchase shares in the rights offering.

Any uncertified personal check used to pay the subscription price in the rights offering must clear prior to the expiration date of the rights offering, and the clearing process may require five or more business days. As a result, if you choose to use an uncertified personal check to pay the subscription price, it may not clear prior to the expiration date, in which event you would not be eligible to exercise your subscription rights. You may eliminate this risk by paying the subscription price by certified or cashier’s check or bank draft drawn on a U.S. bank or by a U.S. postal or express money order, wire transfer or authorized withdrawal from a depository account at the Bank.

We will continue to incur certain costs as a result of conducting a Tier 2 offering under Regulation A and in the administration of our organizational structure.

After the offering, we may incur legal, accounting, insurance and other expenses at higher levels than we are currently experiencing. We also have incurred and will continue to incur costs associated with conducting the Tier 2 offering under Regulation A, and related rules implemented by the SEC. We will also incur the costs of the ongoing reporting requirements relating to the Tier 2 offering under Regulation A, and we will continue to incur ongoing periodic expenses in connection with the administration of our organizational structure. Accordingly, we expect our legal and financial compliance costs will increase, and some activities will be more time consuming and costly. However, we are unable to estimate these costs with certainty. Compliance requirements, laws, and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These compliance requirements, laws, and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as our executive officers. Furthermore, if we are unable to satisfy our compliance obligations relating to the ongoing reporting requirements relating to the Tier 2 offering under Regulation A, we could be subject to delisting, fines, sanctions and other regulatory action, and potentially civil litigation.

Note Regarding Forward-Looking Statements

In this offering circular we make forward-looking statements concerning trends and future conditions, including the future of the banking industry, our business strategy (including the possibility of future openings of banking offices and acquisitions), continued acceptance and growth of our assets, loans and deposits, development and addition of products and dependence on significant customers such as agricultural and municipal customers. These statements can be identified by the use of forward-looking terminology such as “may,” “expect,” “plan,” “intend,” “seek,” “anticipate,” “estimate,” “continue” or other similar words. These statements and similar expressions discuss expectations of the future and are intended to identify forward-looking statements. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements contained in this offering circular. We caution readers not to place undue reliance on any of these forward-looking statements, which reflect our views on the date of this offering circular. The “Risk Factors” and other factors identified throughout this offering circular could cause our actual results to differ significantly from those contained in any forward-looking statement.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this offering circular. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of these statements in light of new information or future events.

Use of Proceeds

The estimated net proceeds from the rights offering depend upon the total number of shares we sell. Although we do not plan on using a broker or underwriter to assist in the sale of shares, and have therefore not included any sales commissions in our offering expenses, we reserve the right to retain a broker or underwriter if we believe it would be in the Company’s best interests, given market conditions. If we retain a broker of underwriter, our offering expenses will be significantly higher and our net proceeds will be lower than disclosed in this offering circular.

The following table sets forth the calculation of our net proceeds from the rights offering at an offering price of $39.50 per share and the use of these proceeds. Because this is a best efforts offering and there is no minimum number of shares to be sold, we are presenting this information assuming that we sell 10%, 50% and 100% of the shares that we are offering.

	10%	50%	100%
Shares sold	25,212	126,061	252,121
Gross offering proceeds	$995,874	$4,979,390	$9,958,780
Less estimated expense of the offering	$150,000	$150,000	$150,000
Less net proceeds to Lyons National Bank[1]	$845,874	$4,000,000	$8,808,780
Net cash proceeds retained by Lyons Bancorp	$0	$829,390	$1,000,000

1. Assuming the distribution of 80% of the net proceeds from the Offering to the Bank, subject to the sole discretion of our management and its evaluation of the economic, financial and other relevant information it will use to determine the final application of the net proceeds as described above in the section entitled “Risk Factors” beginning on page 18.

We are raising equity capital at this time to increase the Company’s regulatory capital levels. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Capital”; and “Supervision and Regulation – Capital Requirements”. We intend to add the proceeds from the sale to our general funds to be used for general corporate purposes, including without limitation, paying interest due on subordinated debt; investing in short-term and intermediate-term interest bearing securities or in deposits in our Bank subsidiary, or for injecting additional capital into the Bank. We expect our investment in the Bank to qualify as Tier I regulatory capital for the Bank under regulatory capital guidelines. The Bank plans to use the portion of the net proceeds it receives to invest in new loans and investment securities. The Bank may also consider other growth strategies, such as future acquisition opportunities or de novo branching. We have otherwise not specifically allocated the net proceeds from this offering. Until we apply the net proceeds, we intend to invest such proceeds in short-term and intermediate-term interest-bearing securities or in deposits in our Bank.

The Rights Offering

The following describes the rights offering in general and assumes, unless specifically provided otherwise, that you are a record holder of our common stock on the record date.

Before deciding whether to exercise your subscription rights, you should carefully read this offering circular, including the information set forth under the heading “Risk Factors” in this offering circular.

The Subscription Rights

We are distributing, at no cost or charge to our shareholders subscription rights to purchase up to 252,121 shares. The purchase price is $39.50 per share in this offering. You will receive one subscription right for each thirteen shares of common stock, and for each thirteen shares of common stock underlying Series A preferred stock, you owned as of 5:00 p.m., Lyons, New York time, on the record date of August 2, 2021. The subscription rights will be evidenced by a Subscription Election Form to be provided to each record holder of our common stock. Subscription rights may be exercised at any time during the subscription period, which commences on August 9, 2021, through the expiration date for the rights offering, which is 5:00 p.m., Lyons, New York time, on September 8, 2021. You are not required to exercise any of your subscription rights.

Basic Subscription Privilege

Each subscription right will entitle you to purchase one share, with each share consisting of one share of common stock for each thirteen shares of common stock, and for each thirteen shares of common stock underlying Series A preferred stock, you currently hold at a subscription price of $39.50 per whole share. You may exercise any number of your subscription rights, or you may choose not to exercise any subscription rights.

Over-subscription Opportunity

If you exercise your basic subscription privilege in full, you will also have an opportunity to subscribe to purchase any shares that our other subscription rights holders do not purchase pursuant to their basic subscription privilege. We may elect to issue additional shares to satisfy over-subscription requests and/or to facilitate sales of shares to beneficial owners in the supplemental offering. The subscription price for shares purchased pursuant to the over-subscription opportunity will be the same as the subscription price for the basic subscription privilege.

You may exercise your over-subscription opportunity only if you exercise your basic subscription privilege in full. To determine if you have fully exercised your basic subscription privilege, we will consider only the basic subscription privilege held by you in the same capacity. For example, if you are granted subscription rights for shares of our common stock that you own individually and shares of our common stock that you own jointly with your spouse, you may exercise your over-subscription opportunity with respect to the subscription rights you own individually, as long as you fully exercise your basic subscription privilege with respect to your individually owned subscription rights. You will not, however, be able to exercise the over-subscription opportunity you have collectively with your spouse unless the basic subscription privilege collectively held by you and your spouse is fully exercised. You do not have to subscribe for any shares under the basic subscription privilege owned jointly with your spouse to exercise your individual over-subscription opportunity.

When you complete the portion of your Subscription Election Form to exercise your over-subscription opportunity, you will be representing and certifying that you have fully exercised your basic subscription privilege as to shares of our common stock that you hold in that capacity. You must exercise your over-subscription opportunity at the same time you exercise your basic subscription privilege in full.

We reserve the right to reject in whole or in part any or all over-subscription requests regardless of the availability of shares. We also reserve the right to issue some or all of the shares that we may issue beyond the number necessary to satisfy properly exercised basic subscription rights solely to beneficial owners in the supplemental offering.

If holders exercise their over-subscription opportunity for more shares than are available to be purchased pursuant to the over-subscription opportunity, we will allocate the shares of our common stock to be issued pursuant to the exercise of the over-subscription opportunity, first, by satisfying the first 250 shares requested in each over-subscription, and then second, pro rata among those over-subscribing rights holders, subject to our right to reject in whole or in part any over-subscription request. “Pro rata” means in proportion to the number of shares that you and the other subscription rights holders have agreed to purchase by exercising the basic subscription privilege. If there is a pro rata allocation of the remaining shares and you would otherwise receive an allocation of a greater number of shares than you subscribed for under your over-subscription opportunity, then, subject to our accepting your over-subscription request, we will allocate to you only the number of shares for which you over-subscribed. We will allocate the remaining shares among all other holders exercising their over-subscription opportunity, again subject to our right to reject in whole or in part any over-subscription request. If you are not allocated the full amount of shares for which you over-subscribe, you will receive a refund of the subscription price, without interest or penalty, which you delivered for those shares that are not allocated to you. The Bank will mail such refunds as soon as practicable after the completion of the offering.

Subscription Price

The subscription price per share shall be $39.50.

Expiration Time and Date; Amendments

The subscription rights will expire at 5:00 p.m., Lyons, New York time, on September 8, 2021, unless we extend it. We reserve the right to extend the subscription period at our sole discretion. In no event, however, will the offering be extended beyond 5:00 p.m., Lyons, New York time, on September 30, 2021. We will notify you of any extension of the expiration date by issuing a press release. You must properly complete the enclosed Subscription Election Form and deliver it, along with the full subscription price (including any amounts in respect of an over-subscription request), to the Bank prior to 5:00 p.m., Lyons, New York time, on September 8, 2021, unless the expiration date is extended. After the expiration of the rights offering period, all unexercised subscription rights will be null and void. We will not be obligated to honor any purported exercise of subscription rights which the Bank receives after the expiration of the offering, regardless of when you sent the documents regarding that exercise. Any subscription payments for shares not allocated or validly purchased will be returned to you, without interest or penalty, as soon as practicable following the expiration date of the rights offering. We reserve the right, at our sole discretion, to amend or modify the terms of the rights offering.

Reasons for the Rights Offering

We are conducting the rights offering as a way of raising equity capital in a cost-effective manner that gives our shareholders the first opportunity to participate. This equity capital will be used to support future asset growth and will otherwise be used for various corporate purposes. We believe that the current economic environment, in which many larger regional and national banking institutions have tightened their lending standards and concentrated on addressing their deteriorated asset quality and reduced capital levels, has created significant opportunities for well-positioned community banks, such as the Company and its wholly-owned subsidiary, The Lyons National Bank, to expand geographically and to increase market share.

Anticipated Proceeds From the Rights Offering

The net proceeds to us from the rights offering will depend on the number of subscription rights exercised in the rights offering, including oversubscription requests, and whether any remaining shares are sold in the supplemental offering. If we issue all 252,121 shares available for the exercise of basic subscription rights in the rights offering, the net proceeds to us, after deducting estimated offering expenses, will be approximately $1,000,000. We estimate that the expenses of the combined rights and supplemental offerings will be approximately $150,000. See the section of this offering circular above entitled “Use of Proceeds”.

Method of Exercising Subscription Rights

The exercise of subscription rights is irrevocable and may not be cancelled or modified. You may exercise your subscription rights as follows:

Subscription by Registered Holders

To exercise your basic subscription privilege and your over-subscription opportunity, you must properly complete and execute the Subscription Election Form, together with any required signature guarantees, and forward it, together with payment in full of the subscription price for each share you are subscribing for, including any shares you subscribe for pursuant to the over-subscription opportunity, to the Bank at the address set forth below under the heading entitled “—Submission of Subscriptions”, on or prior to the expiration date.

Payment Method

Your payment of the subscription price must be made in U.S. dollars for the full number of shares you wish to acquire under the basic subscription privilege and the over-subscription opportunity. Your payment must be delivered in one of the following ways:

•	uncertified personal check payable to “The Lyons National Bank”;
•	certified or cashier’s check or bank draft drawn upon a U.S. bank and payable to “The Lyons National Bank”;
•	U.S. postal or express money order payable to “The Lyons National Bank;” or
•	your authorized withdrawal(s) from your account(s) at the Bank.

If you wish to use any other form of payment, then you must obtain the prior approval of the Bank and make arrangements in advance with the Bank for the delivery of such payment.

Receipt of Payment

Your payment will be considered received by the Bank only upon:

•	clearance of any uncertified personal check deposited by the Bank into our account; or
•	receipt by the Bank of any certified check or cashier’s check or bank draft drawn upon a U.S. bank or any U.S. postal or express money order; or
•	your authorized withdrawal(s) from your account(s) at the Bank.

Payment received after the expiration of the rights offering period will not be honored, and, in that case, your payment will be returned to you, without interest or penalty, as soon as practicable.

Clearance of Uncertified Personal Checks

If you are paying by uncertified personal check, please note that payment will not be deemed to have been received by the Bank until the check has cleared, which could take at least five or more business days to clear. If you wish to pay the subscription price by uncertified personal check, we urge you to make payment sufficiently in advance of the time the rights offering expires to ensure that your payment is received by us and clears by the rights offering expiration date. We urge you to consider using a certified or cashier’s check or bank draft drawn on a U.S. bank or U.S. postal or express money order.

Instructions for Completing Your Subscription Election Form

You should read the instruction letter accompanying the Subscription Election Form carefully and strictly follow it. We will not consider your subscription received until the Bank has received delivery of a properly completed and duly executed Subscription Election Form and payment of the full subscription amount. The risk of delivery of all documents and payments is borne by you or your nominee, not us.

The method of delivery of Subscription Election Forms and payment of the subscription amount to the Bank will be at the risk of the holders of subscription rights. If sent by mail, we recommend that you send those Subscription Election Forms and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the Bank and clearance of payment before the expiration of the subscription period for the rights offering. Because uncertified personal checks may take at least five or more business days to clear, we strongly urge you to pay or arrange for payment by means of certified or cashier’s check or bank draft or U.S. postal or express money order to avoid missing the opportunity to exercise your subscription rights should you decide to exercise your subscription rights.

Missing or Incomplete Subscription Information

If you do not indicate the number of subscription rights being exercised, or do not forward full payment of the total subscription price payment for the number of subscription rights that you indicate are being exercised, then you will be deemed to have exercised your subscription rights with respect to the maximum number of subscription rights that may be exercised with the aggregate subscription price payment you delivered to the Bank. If your aggregate subscription price payment is greater than the amount you would owe for exercise of your basic subscription privilege in full, you will be deemed to have exercised your over-subscription opportunity to purchase the maximum number of shares that could be purchased with your over-payment. If we do not apply your full subscription price payment to your purchase of shares, the subscription agent will return the excess amount to you by mail, without interest or penalty, as soon as practicable after the expiration date of the rights offering.

Conditions and Cancellation

We reserve the right to cancel the rights offering on or prior to the expiration date of the rights offering for any reason. We may cancel, extend or otherwise amend the rights offering, in whole or in part, if at any time before completion of the rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in the sole judgment of our Board of Directors would or might make the rights offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the rights offering. We may waive any of these conditions and choose to proceed with the rights offering even if one or more of these events occur. If we cancel the rights offering, in whole or in part, all affected subscription rights will expire without value, and all subscription payments received by us will be returned, without interest or penalty, as soon as practicable.

Cancellation Rights

Our Board of Directors may cancel, extend or otherwise amend the rights offering at its sole discretion at any time prior to the time the rights offering expires for any reason. If we cancel the rights offering, we will issue a press release notifying shareholders of the cancellation, and any funds you paid to us will be returned, without interest or penalty, as soon as practicable.

Submission of Subscriptions

All Subscription Election Forms and payments of the subscription price must be delivered to The Lyons National Bank as follows:

By First Class Mail: The Lyons National Bank, Attention: Robert Schick, 399 Exchange Street, Geneva, New York 14456

By Express Mail or Overnight Delivery: The Lyons National Bank, Attention: Robert Schick, 399 Exchange Street, Geneva, New York 14456

You should direct any questions or requests for assistance concerning the method of subscribing for the shares or for additional copies of this offering circular to Robert Schick or Carol Snook at (315) 946-8260, or (315) 781-5007, respectively.

If you deliver subscription documents, including the Subscription Election Forms, in a manner different than that described in this offering circular, we may not honor the exercise of your subscription rights.

Fees and Expenses

We will pay all fees in connection with preparing and sending the rights offering materials to holders of our common stock. You are responsible for paying all costs associated with returning subscriptions to us, including any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the subscription rights. We will not pay such expenses.

No Fractional Shares

We will not issue fractional shares. Fractional shares resulting from the exercise of the basic subscription privilege or the over-subscription opportunity will be eliminated by rounding down to the nearest whole share. Any excess subscription payments received by us will be returned, without interest or penalty, as soon as practicable.

Shares Held by Brokers and Nominees

If you hold your shares in the name of a broker, dealer, bank or other nominee and you wish to participate in the Rights Offering or Supplemental Offering and purchase our Common Shares, you should complete and return to your Subscription Form along with payment in full for the number of shares you are subscribing. DO NOT SEND THE RIGHTS SUBSCRIPTION AGREEMENT AND PAYMENT TO YOUR BROKER, RATHER RETURN BOTH DIRECTLY TO THE COMPANY. You should receive the form from your broker, dealer, bank or other nominee with the other offering materials. We assume no responsibility in respect of the timely administration of your broker, dealer, bank or other nominee to perform its obligations on your behalf.

Questions about Exercising Subscription Rights

If you have any questions or require assistance regarding the method of exercising your subscription rights or requests for additional copies of any documents, you should contact us at (315) 781-5007 or stop by our office located at 399 Exchange Street, Geneva, New York 14456.

Transferability of Subscription Rights

The subscription rights granted to you may be exercised only by you, and, therefore, you may not sell, transfer or assign your subscription rights to anyone else.

Validity of Subscriptions

We will resolve all questions regarding the validity and form of the exercise of your subscription privileges, including time of receipt and eligibility to participate in the rights offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by us at our sole discretion. We shall not be under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to our right to cancel the rights offering, only when a properly completed and duly executed Subscription Election Form and any other required documents and payment of the full subscription amount have been received by the Bank. Our interpretations of the terms and conditions of the rights offering will be final and binding.

Cancellation of Rights Offering; Return of Funds

The Bank will hold funds received in payment for the shares pending completion of the rights offering. The Bank will hold this money until the rights offering is completed or is cancelled. If the rights offering is cancelled for any reason, the Bank will return this money to subscribers, without interest or penalty, as soon as practicable.

Delivery of Shares of Common Stock

As soon as practicable after the expiration of the rights offering period, we will direct our transfer agent, Broadridge Corporate Issuer Solutions, Inc., to issue the Common Stock in book-entry form. Shortly thereafter, shareholders whose subscriptions are accepted will receive a statement of ownership from our transfer agent reflecting the Common Stock that you have purchased in the offering. Shares purchased pursuant to the over-subscription opportunity and in the supplemental offering will be issued in the same manner as soon as practicable after the expiration date of the rights offering and following the completion of any pro-rations as may be necessary in the event the over-subscription requests exceed the number of shares available to satisfy such requests. Thereafter, the shares should be available for delivery to you or your broker as soon as reasonably possible.

Rights of Subscribers

You will have no rights as a shareholder of our common stock until you are issued certificates for shares of our common stock purchased in the rights offering. You will have no right to revoke your subscriptions after you deliver your completed Subscription Election Form, payment and any other required documents to the Bank.

No Revocation or Change

Once you submit the form of Subscription Election Form to exercise any subscription rights, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase the shares of common stock offered pursuant to the rights offering.

Regulatory Limitation

We will not be required to accept your subscription for shares pursuant to the rights offering if, in our opinion, you are required to obtain prior clearance or approval from, or submit a prior notice to, any state or federal regulatory authorities to acquire, own or control the shares and if, at the time the rights offering expires, we determine that you have not properly obtained such clearance or approval or submitted such notice.

U.S. Federal Income Tax Treatment of Subscription Rights Distribution

Based upon discussions with our advisors, we believe that our distribution or any shareholder’s exercise of these subscription rights to purchase shares should generally not be taxable to our shareholders. See the section entitled “United States Federal Income Taxation” on page 102 below.

You are urged to consult with your own tax advisor with respect to the particular Federal, State and local tax consequences of the receipt of subscription rights in this offering and the ownership, exercise and disposition of the subscription rights applicable to your own particular tax situation.

No Recommendation to Subscription Rights Holders

Our Board of Directors is making no recommendations regarding your exercise of the subscription rights. You are urged to make your own decision whether or not to exercise your subscription rights based on your own assessment of our business and the rights offering. See the section entitled “Risk Factors” in this offering circular.

Listing

The subscription rights may not be sold, transferred or assigned to anyone else and will not be listed on any other stock exchange or trading market or on the OTCQX. The shares of common stock issuable upon exercise of the subscription rights will be quoted on the OTC Markets OTCQX tier under the symbol “LYBC”.

Shares of Common Stock Outstanding After the Rights Offering

Based on the 3,157,575 shares of our common stock outstanding as of June 30, 2021, if we issue all 252,121 shares of common stock comprising the shares available for the exercise of basic subscription rights in the rights offering, we would have 3,409,696 shares of common stock outstanding following the completion of the rights offering, which would represent an increase in the number of outstanding shares of our common stock of approximately 8.0%.

Other Matters

We are not making the rights offering in any state or other jurisdiction in which it is unlawful to do so, nor are we distributing or accepting any offers to purchase any shares from subscription rights holders who are residents of those states or other jurisdictions or who are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights. We may delay the commencement of the rights offering in those states or other jurisdictions, or change the terms of the rights offering, in whole or in part, in order to comply with the securities laws or other legal requirements of those states or other jurisdictions. Subject to state securities laws and regulations, we also have the discretion to delay allocation and distribution of any shares you may elect to purchase by exercise of your subscription rights in order to comply with state securities laws. We may decline to make modifications to the terms of the rights offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions or if you are otherwise prohibited by federal or state laws or regulations from accepting or exercising the subscription rights you will not be eligible to participate in the rights offering.

The Supplemental Offering

Acceptance of Subscriptions During Pendency of Rights Offering

We are also offering shares to the beneficial owners of our shares as of the record date in the supplemental offering. During the rights offering they may submit subscriptions to purchase shares at a purchase price of $39.50 per share as and to the extent that any shares remain available for purchase following the expiration date of the rights offering, subject to the purchase priority rights of the holders of subscription rights.

Prospective purchasers should complete, date and sign the subscription agreement that accompanies this offering circular and return it, together with a check, bank draft or money order payable to “The Lyons National Bank” for the full amount of the total subscription price for the shares that you subscribe for under the subscription agreement, to The Lyons National Bank, at the appropriate address set forth above in this offering circular in the subsection entitled “The Rights Offering”—Submission of Subscriptions”.

Supplemental offering subscriptions are binding on subscribers.

If you send an uncertified personal check, payment will not be deemed to have been received by us until the check has cleared. If you send a certified or cashier’s check or bank draft, drawn on a U.S. bank, or a U.S. postal or express money order, payment will be deemed to have been received immediately upon receipt of such instruments.

Any uncertified personal check used to pay for shares must clear the appropriate financial institutions prior to 5:00 p.m., Lyons, New York time, on September 17, 2021, which is the expiration date of the supplemental offering. The clearance of an uncertified personal check may require five or more business days. Accordingly, persons who wish to acknowledge their subscription by means of an uncertified personal check are urged to make payment sufficiently in advance of the expiration of the supplemental offering to ensure such payment is received and clears by such date.

If you wish to use any other form of payment in subscribing for shares in the supplemental offering, then you must obtain the prior approval of the Bank and make arrangements in advance with the Bank for the delivery of such payment.

Expiration Date and Cancellation Rights

The supplemental offering will expire ten (10) days following the expiration of the rights offering, or at 5:00 p.m., Lyons, New York time, on September 17, 2021, unless we extend the supplemental offering in our sole discretion. In no event, however, will the offering be extended beyond 5:00 p.m., Lyons, New York time, on September 30, 2021.

We may cancel the supplemental offering at any time for any reason, including following the rights offering expiration date. If we cancel the supplemental offering, we will return all subscription payments, without interest or deduction, as soon as practicable.

Discretion to Accept Subscriptions

We reserve the right, in our sole discretion, to accept or reject in whole or in part any subscription that may be properly delivered to the Bank pursuant to the supplemental offering. As a result, you may not receive any or all of the shares for which you subscribe. We will notify subscribers as soon as practicable following the expiration date of the supplemental offering as to whether and to what extent their subscriptions have been accepted. If we do not accept all or a portion of a subscription, we will return to the subscriber the unaccepted portion of the subscription funds, without interest or deduction, as soon as practicable.

Escrow Arrangements; Return of Funds

The Bank will hold funds received with a subscription in connection with the supplemental offering. The Bank will hold these funds in escrow until such time as we accept or reject the subscription in whole or in part or until the supplemental offering is cancelled. If the supplemental offering is cancelled, the Bank will return the subscription payments, without interest or deduction, as soon as practicable.

No Revocation or Change

Once you submit your subscription and payment in connection with the supplemental offering, you will not be allowed to revoke your subscription or request a refund of monies paid. All subscriptions delivered pursuant to the supplemental offering are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not submit a subscription to purchase shares in the supplemental offering unless you are certain that you wish to purchase shares at the subscription price.

Market for Our Common Stock and Related Shareholder Matters

Our stock is quoted in the over-the-counter market on the OTC Markets OTCQX tier under the symbol “LYBC.”

We do not currently have outstanding options, or warrants to purchase, common stock. We do have shares of Series A preferred stock that are convertible into common stock. We have not agreed to register any common stock under the Securities Act of 1933, as amended, or Securities Act, for sale by our security holders, although we reserve the right to do so in the future.

The following table describes for the quarters indicated the high and low sales for our stock as quoted on the OTCQX and dividends paid with respect to our stock since January 1, 2018.

	High	Low	Dividends
2018:
First Quarter	$38.39	$33.40	$0.27
Second Quarter	$38.00	$35.77	$0.27
Third Quarter	$39.00	$35.65	$0.30
Fourth Quarter	$50.00	$36.25	$0.30
2019:
First Quarter	$49.00	$40.00	$0.30
Second Quarter	$75.00	$39.46	$0.30
Third Quarter	$42.99	$38.70	$0.31
Fourth Quarter	$40.22	$37.25	$0.31
2020:
First Quarter	$39.25	$32.00	$0.31
Second Quarter	$36.49	$34.00	$0.31
Third Quarter	$35.60	$34.00	$0.31
Fourth Quarter	$40.06	$33.51	$0.31
2021:
First Quarter	$45.00	$39.69	$0.31
Second Quarter	$47.00	$42.55	$0.31

The above over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions. The quotation of our common stock on the OTCQX does not assure that a meaningful, consistent and liquid market for such securities currently exists.

As of June 30, 2021, there were 610 holders of record of our common stock.

Our Policy Regarding Common Stock Dividends

Since our formation in 1987, we, as the holding company of the Bank, have continued the payment of cash dividends to common shareholders in keeping with the historical payment of cash dividends to common shareholders to the Bank. We (or the Bank prior to our formation) have paid consecutive annual cash dividends for more than 50 years to common shareholders. Our Board of Directors currently intends to continue the policy of paying dividends. Dividend payments at historical levels following the offering may not be sustained or may be increased, or such increase may not occur. Future payment of dividends must necessarily depend upon our financial resources, the earnings and financial condition of the Bank, restrictions under applicable law and regulations, and other factors relevant at the time the Board of Directors considers any declaration of dividends. To the extent we have insufficient cash available for the payment of dividends; we must receive dividends from the Bank. Therefore, the restrictions on the Bank’s dividend payments are directly applicable to us. For a description of limitations on the ability of the Bank to pay any dividends to us, see “Supervision and Regulation.”

We will be restricted in our ability to pay common stock dividends if we default on certain of our obligations related to the Lyons Capital Statutory Trust II in which we own all of the common beneficial interest. We formed the trust in August 2004 for the sole purpose of issuing trust preferred securities that are fully and unconditionally guaranteed by us. In connection with each formation, we also sold subordinated debentures to Trust II in the principal amount of $5,155,000. If we default on our obligations under the guarantees of the subordinated debentures, we would be prohibited from paying dividends under the indentures governing the trust preferred securities.

In addition, so long as any shares of Series A preferred stock are outstanding, no dividends or distributions shall be declared or paid with respect to our common stock, and we may not purchase, redeem, or acquire for any consideration, any shares of our common stock, unless (i) we are not in default of any of our obligations to redeem shares of Series A preferred stock, and (ii) dividends on the Series A preferred stock for the then current dividend period have been paid or declared and funds set aside therefor.

Determination of Offering Price and Dilution

If you purchase shares in this offering, you may pay a higher effective price per share than the prices paid to us by certain of our officers and directors during the past year.

The most recent trade of our common stock occurred on July 6, 2021 at a price of $42.55 per share, for a trade of 100 shares of our common stock. Prior to July 6, 2021, the most recent closing sale price for our common stock was $43.00 per share, which was for a trade of 200 shares. The following table summarizes the total consideration paid to us and the average price paid by our executive officers from January 1, 2020 through June 30, 2021 for shares in the Company. These are shares of common stock underlying stock units awarded to our executive officers under our 2019 Deferred Compensation Plan, and the prices represent the price of the common stock underlying the stock unit as determined under the plan:

	Shares Deemed Purchased		Total Consideration	Average Price Per Share
Executive Officers as a Group (7 persons)	13,351	(1)	$504,047	$37.62

(1) Represents shares underlying stock units awarded to the following executives under our 2019 Deferred Compensation Plan in the following amounts at the prices as determined under such plan:

- During 2020: Schick – 3,374; Britt – 1,262; Kime – 2,095; DeRaddo – 1,116; Proper – 408; Juffs – 408; Mittiga – 601 (no longer with the Company); at an average price per share of $36.63; and

- During 2021 through June 30, 2021: Schick – 1,644; Britt – 615; Kime s– 1,020; DeRaddo – 544; Proper – 214; Juffs – 214; Mittiga – 16 (no longer with the Company); at an average price of $38.60.

Capitalization

The following table sets forth as of December 31, 2020:

a.	our historical capitalization; and

b.	on a pro forma basis, our capitalization reflecting the sale of up to 252,121 shares of common equity at an assumed price of $39.50 per share.

You should read the information in this table together with the “Selected Financial and Other Data,” our consolidated financial statements and notes thereto and the other information in this offering circular.

		Pro Forma
(in thousands)	Actual	10% of shares offered	50% of shares offered	100% of shares offered
# shares offered	251,121	25,212	126,061	252,121
Net proceeds (in thousands)	$9,808	$846	$4,829	$9,808

Junior Subordinated Debt	$20,891	$20,891	$20,891	$20,891

Stockholders' Equity
Common stock, par value $0.50 per share, 7,500,000 shares authorized, 3,198,660 shares issued as of December 30, 2020	$1,599	$1,612	$1,662	$1,725
Series A preferred stock, par value $0.50 per share, 5,000 shares authorized and outstanding	$3	$3	$3	$3
Additional paid-in capital	$19,374	$20,357	$24,290	$29,207
Retained earnings	76,665	76,665	76,665	76,665
Accumulated other comprehensive loss	-1,275	-1,275	-1,275	-1,275
Less: Treasury stock (25,322 shares) at cost	-960	-960	-960	-960
Total Stockholders’ Equity	$95,406	$96,402	$100,385	$105,365
Noncontrolling interest	56	56	56	56
Total Equity	$95,462	$96,458	$100,441	$105,421

Capital Ratios
Stockholders’ Equity to Total Assets	6.71%	6.78%	7.06%	7.41%
Tier I Capital to Average Assets (Leverage)	6.90%	6.97%	7.25%	7.61%
Tier I Capital to Risk-Weighted Assets	10.20%	10.31%	10.72%	11.24%
Total Capital to Risk-Weighted Assets	11.50%	11.61%	12.02%	12.55%

Plan of Distribution

Rights Offering

On or about the date hereof, we will distribute the subscription rights, Subscription Election Forms and copies of this offering circular to individuals who owned shares of common stock of record as of 5:00 p.m., Lyons, New York time, on August 2, 2021, the record date for the rights offering. If you wish to exercise your subscription rights and purchase shares, you should complete the Subscription Election Form and return it with payment for the shares, to the Bank. See the subsection above entitled “The Rights Offering—Method of Exercising Subscription Rights”. If you have any questions, you should contact Robert Schick or Carol Snook, at (315) 946-8260 or (315) 781-5007, respectively. The subscription rights will not be listed on any stock exchange or trading market or on the OTC Market. The shares of common stock issuable upon exercise of the subscription rights will be quoted on the OTC Markets OTCQX tier under the symbol “LYBC.”

Except as described in this section, we are not paying any other commissions, placement agent fees or discounts in connection with the rights offering. Some of our employees may solicit responses from you as a holder of subscription rights, but we will not pay our employees any commissions or compensation for these services other than their normal employment compensation. We estimate that our total expenses in connection with the combined rights and supplemental offerings will be approximately $125,000.

Robert A. Schick, Chairman of the Board and President, Chad J. Proper, Senior Vice President and Treasurer, both executive officers of the Company, along with Thomas L. Kime, Bank President and CEO and Clair J. Britt, Jr., Executive Vice President and Senior Commercial Loan Officer of the Bank, will likely participate in the selling efforts for Lyons Bancorp.

Supplemental Offering

We are also offering shares to the beneficial owners of our shares as of the record date in the supplemental offering. During the rights offering they may submit subscriptions to purchase shares at a purchase price of $39.50 per share as and to the extent that any shares remain available for purchase following the expiration date of the rights offering, subject to the purchase priority rights of the holders of subscription rights.

Neither the rights offering nor the supplemental offering is contingent upon the occurrence of any event or the sale of a minimum number of shares. Funds received in the offering will be deposited with and held in a non-interest bearing account until the closing of the both the rights offering and supplemental offering. Closing of both offerings is expected to occur no later than September 30, 2021.

Investment Limitations

Generally, no sale may be made to you in this offering if the aggregate purchase price you would pay exceeds more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d) (2) (i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

As a Tier 2, Regulation A offering, investors must comply with the 10% limitation to investment in the offering. The only investor in this offering exempt from this limitation is an accredited investor, an “Accredited Investor,” as defined under Rule 501 of Regulation D. If you meet one of the following tests you should qualify as an Accredited Investor:

(1) You are a natural person who has had individual income in excess of $200,000 in each of the two most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

(2) You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase shares in this offering (please see below on how to calculate your net worth);

(3) You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the shares in this offering, with total assets in excess of $5,000,000;

(4) You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

(5) You are a trust with total assets in excess of $5,000,000, your purchase of shares in this offering is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the shares in this offering;

(6) You are a natural person who holds, in good standing, one of the following professional licenses: the General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

(7) You are a family office, as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, that (i) has assets under management in excess of $5 million; (ii) is not formed for the specific purpose of acquiring the Securities and (iii) has a person directing the prospective investment who has such knowledge and experience in financial and business matters so that the family office is capable of evaluating the merits and risks of the prospective investment; or

(8) You are a family client, as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, of a family office meeting the requirements of clause (p) above and whose prospective investment in the Issuer is directed by that family office pursuant to clause (p)(iii) above.

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed 10% of the greater of the purchaser’s revenue or net assets (as of the purchaser’s most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed 10% of the greater of the purchaser’s annual income or net worth (please see below on how to calculate your net worth).

Net Worth Calculation

Your net worth is defined as the difference between your total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the shares in the offering.

In order to purchase shares in this offering and prior to the acceptance of any funds from an investor, an investor will be required to represent, to the company’s satisfaction, that he or she is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this offering.

Our Company

General

Lyons Bancorp, Inc., which is a bank holding company under the Federal Bank Holding Company Act of 1956, owns all of the outstanding capital stock of The Lyons National Bank and all of the common beneficial interest of the Lyons Capital Statutory Trust II. Lyons Bancorp, Inc. was incorporated under the laws of the State of New York on April 15, 1987.

The Lyons National Bank is a community oriented bank, emphasizing personal service and customer convenience in serving the financial needs of the individuals, families and businesses residing in our markets. We attract deposits from the general public in the areas surrounding our banking offices and use those funds, together with funds generated from operations and borrowings, to originate commercial real estate loans, residential mortgage loans, commercial and agricultural loans and consumer loans. We also invest in mortgage-backed securities and other permissible investments.

Over the past several years, we have experienced significant growth in our assets, deposit base, loan portfolio and net worth. As of December 30, 2020, we had $1,423 million in total assets, $1,020 million in total loans, $1,286 million in total deposits and $95 million in stockholders’ equity.

Lyons Bancorp’s primary asset is The Lyons National Bank. Lyons Bancorp, Inc. is staffed by three part-time employees; Robert A. Schick, Chairman of the Board and President, Chad J. Proper, Treasurer and Carol Snook, Secretary. Mr. Schick has a consulting contract with the Company. Mr. Proper and Ms. Snook do not receive compensation from Lyons Bancorp, Inc. Mr. Proper is Senior Vice President and Chief Financial Officer; and Ms. Snook is Corporate Executive Secretary of the Lyons National Bank and full-time employees of the Bank.

Our main office is located at 35 William Street, Lyons, New York 14489.

Our telephone number is (315) 781-5007 and our web-site is www.bankwithlnb.com. Information at our web site is not part of this offering circular.

Lyons National Bank

The Lyons National Bank commenced business operations in 1852 as the Palmyra Bank of Lyons and later changed its name to The Lyons National Bank. In 1933, the Bank merged with Gavitt National Bank to create The Lyons National Bank. The Bank opened its first branch banking office in Lyons in 1986 and added a second in Wolcott, New York in 1990. Our pace of expansion accelerated as we entered the Newark, New York market in 1996 and upgraded to a new facility there in 2000. Our first supermarket location commenced operations in Macedon, New York in 1997 and in 2007, was moved to a full-service banking office. We opened full service banking offices in Ontario, New York in 1999, in Jordan, New York in 2001, in Clyde, New York in 2002, in Geneva, New York in 2003, in Penn Yan, New York in 2004, and Waterloo, New York in 2010. We constructed new facilities for our Geneva and Penn Yan offices in 2005. We opened offices in Canandaigua and Perinton, in 2013 and 2015, respectively. Because of the diversity and size of the City of Auburn in Cayuga County, we opened two branches there in 2018. We opened our latest office in the Town of Farmington in Ontario County in the summer of 2020.

The Bank is a full service community oriented commercial bank, without trust powers. We believe the Bank presents an alternative to large national or regional financial institutions by offering local ownership, local decision-making and other personalized service characteristics of community banks.

The Bank has one subsidiary, Lyons Realty Associates Corp. (Lyons Realty). The Bank owns all of the common stock and 93.5% of the non-voting preferred stock of Lyons Realty. A group of investors owns approximately 6.5% of Lyons Realty’s non-voting preferred stock.

Other Subsidiaries

Lyons Realty Associates Corp. is a New York corporation formed by the Bank in June 2001 to operate as a real estate investment trust under the Internal Revenue Code of 1986, as amended. Lyons Realty primarily acquires, owns and holds a portfolio of real estate mortgages and related assets. To date, our Bank has originated all of the mortgages held by Lyons Realty. As of December 31, 2020, Lyons Realty held $147.0 million in real estate mortgages. Lyons Realty does not provide any services or products to third parties.

Lyons Capital Statutory Trust II, or Trust II, is a Delaware statutory business trust we formed in August 2004. This trust is not authorized and does not conduct any trade or business and was formed for the sole purpose of the issuance, sale and administration of the trust preferred capital securities. The trusts’ principal assets are subordinated debentures issued by Lyons Bancorp, Inc. In August 2004, concurrently with Trust II's acquisition of these subordinated debentures, Trust II issued $5.0 million of trust preferred capital securities to investors.

The capital securities issued by these trusts are classified as long-term debt for financial statements purposes, but Tier 1 capital for regulatory purposes. For a further description of the details of these transactions see “Banking Operations – Sources of Funds – Borrowings;” and “Management's Discussion and Analysis of Financial Condition and Results of Operations - Capital.”

Products and Services

The Company, through our banking subsidiary, provides a wide range of traditional commercial and retail banking products and services for individuals and small to medium sized businesses primarily in our market area. The Bank’s services include accepting time, demand and savings deposits, and making secured and unsecured loans. See “-- Sources of Funds – Deposits.” Deposits in the Bank are insured to applicable limits by the Federal Deposit Insurance Corporation. The Bank offers enhanced delivery system options such as telephone and online banking options and helps business customers manage their cash flow with Automatic Clearing House origination and cash management services. Other services the Bank offers include safe deposit boxes, money orders, wire transfers, drive-through facilities, 24-hour depositories, and ATMs. The Bank’s lending products include residential and commercial real estate loans, agricultural, commercial, and consumer loans. See “Banking Operations - Lending Activities.”

The Bank, through an arrangement with LPL Financial (LPL), a non-affiliated entity, makes non-insured financial services and products available to its customers and potential customers. These products range from stocks, bonds and mutual funds to life insurance and annuities. LPL also offers advisory services to the Bank under this arrangement. LPL sells the product or service to the customer and the Bank receives a referral commission from LPL for the sale. The commissions we receive from these transactions are intended to help offset some of the risk associated with our net interest margin because it can provide a recurring source of revenue. During the first quarter of 2021, the amount of revenue we generated from these products was $439,000.

Business Strategy

Our mission is to increase shareholder value by offering financial services to a constantly changing market. Our strategy includes:

•	Growing our community banking franchise mainly with de novo branch expansion in selected markets where we can gain a competitive advantage by providing our customers with personal service;

•	Expanding our relationships with commercial and agricultural customers through utilizing lending officers who know our customers’ businesses and can offer competitive products to meet their needs;

•	Cementing retail market loyalty by focusing on core consumer needs for transaction services and residential mortgages;

•	Continuing to expand our sales of non-bank financial services to produce stronger and more diversified sources of fee income and to broaden our customer base; and

•	Purchasing branches from other institutions or acquiring whole financial institutions.

Franchise Growth

All of the growth in the Company’s modern history has been organic. We are not averse to purchasing other banks or strategically located branches our competitors may sell from time-to-time, or other related financial services companies that we believe are compatible with us. We do however, have a profitability model we adhere to when entertaining such purchases.

Since the end of 2015, we have grown our customer base by almost 40%; from approximately 27,600 customers to approximately 38,200. According to Federal Deposit Insurance Corporation (FDIC) data since that time, we have increased our market share in all of the seven counties we serve or have maintained our number one market share status.

Our main consumer loan product is residential mortgages. We both hold mortgages on our balance sheet as well as sell, but service, a portion of what we originate. In the past five years, the mortgages we have retained on our balance sheet have increased from approximately $183 million as of December 31, 2015 to approximately $329 million as of December 31, 2020. Our sold, but serviced mortgages total $424 million as of December 31, 2020. The latest available FDIC data and as of December 31, 2020 depict us to be the number one residential mortgage originator in three of the seven counties we serve, second in another county and third in another.

As bank net interest margins continue to narrow, obtaining critical mass is essential to cover ever-increasing operational expenses. At the end of 2020, the average size of our deposits per branch office was $96 million as compared to $39 million at the end of 2010. Four of our branches exceeded $100 million in deposits and one exceeded $200 million.

Deepen Commercial and Agricultural Relationships

On December 31, 2020, we had $1,020 million of total loans. The most significant concentration of our loans is commercial and agricultural loans, which as of December 31, 2020 totaled $548.4 million and constituted 53.8% of our total loans.

We have increased our loan portfolio by 69% from December 31, 2015 to December 31, 2020. We have a professional staff consisting of eleven commercial/agricultural lending officers and nine residential mortgage and consumer loan officers. These loan officers are supported by a credit administration department consisting of a chief credit administrator, a credit administrator manager, four analysts and an administrative assistant. Further, our loan operations department consists of two supervisors, and eighteen clerical employees.

Cement Retail Loyalty

In order to attract consumers, we offer products that address consumers’ needs to manage their funds on a day-to-day basis and finance homes. We offer checking and savings products, which are accessible by either visiting our local offices or by electronic means. We have a large network of ATMs and offer full access for our customers in all of the major domestic ATM networks. Internet and telephone banking provide customers additional alternatives to access their accounts.

The decision to purchase or refinance a home is a significant financial transaction for most of our customers. If the loan is a plain-vanilla mortgage that meets all of the standards of the secondary marketplace, we can originate, sell, and service the loan. This allows customers to take advantage of national funding options while retaining a local contact should any problems develop. The Bank benefits because it can generate fees for these services. Another advantage of this approach is that the loan will not impose regulatory capital requirements on us, allowing us to originate additional loans. For those properties that do not fit into the one-size-fits-all box of the secondary market, we can originate and hold the loan, and do so at a premium rate.

We intend to continue emphasizing the core consumer deposit and mortgage products in our market and to continue to build our serviced mortgage portfolio.

Expand Sales of Non-Bank Financial Services

Making noninterest income a larger part of our total revenue stream and broadening our base of customers and increasing customer retention through sales of these products and services is an integral part of our strategy. The Bank, through an arrangement with Linsco/Private Ledger, makes non-insured financial services and products available to its customers and potential customers. These products range from stocks, bonds and mutual funds to life insurance and annuities.

Purchase Branches or Banks

We have contacted various larger financial institutions to determine if any are interested in selling certain branches that are within our geographic footprint. We periodically review opportunities for full bank acquisitions as well. Currently, we do not have any agreements, arrangements or understandings for acquisitions of any kind.

Business Support Strategies

To support our business growth we believe that we need to execute the following five key business support strategies.

Marketing and Sales Approach

To generate increased revenues in the fast-changing financial services marketplace, we believe that we must balance our community banking culture with an effective marketing and sales approach. As we compete for customers, we strive to project a consistent image to the consumer. We also train our staff to identify the needs of our customers so that we can offer them the products and services that will generate our future profits.

Expanded Product Lines

In addition to our current arrangement with Linsco/Private Ledger, we plan to support better marketing and training by developing and offering additional products and services to our customers. We expect to develop products in-house and offer them through our own systems and customer representatives. In addition, we will consider utilizing out-sourcing options that offer a good trade-off between time to market and revenues generated. New product lines we are considering include: insurance, brokerage, financial planning, investment management, and trust services.

Infrastructure

We have increased the assets of the Company from $868.1 million on December 31, 2015 to $1,423.1 million on December 31, 2020, an increase of 64.0%. During this time the staff has increased to 226 full-time equivalent employees or 22.1%. In order for us to continue our success we plan to deepen the organizational structure of the Company by adding expertise in certain specialized areas, such as additional information technology support and by adding to staff positions throughout the Company.

In August of 2007, we updated our core operating system with software from a company called Open Solutions, Inc. Open Solutions, Inc. is a leading provider of banking software and data center solutions and currently provides us with a robust suite of products and services designed to help us meet our customer needs. With Open Solutions, Inc. providing our data center services, the responsibility for the technical aspects of technology lies with experts while keeping the responsibility for strategy within the Company. A key portion of our future success will rest on our ability to utilize the capabilities of our systems to provide timely information upon which to make decisions. Open Solutions, Inc. was purchased by Fiserv in 2013.

Manage Risk

The key risks we face include credit, liquidity, interest rate sensitivity, compliance, reputation, and operations. We manage each of these areas in a structured fashion. Although each of our risks is managed by individuals and systems unique to the particular risk in question, we maintain a global risk management process as well. This approach allows us to monitor the various risks we face in an integrated fashion. We feel it is important to review risk trends in all areas at the same time to make sure that we are not subject to a correlated increase in risk that could feed on itself. Our internal Enterprise Risk Management Committee is charged with the responsibility to gather information from each risk area, collate it, and review the implications in an enterprise-wide fashion. We self-rate the Company in the different areas and take care to compare these ratings to those provided by outside parties (auditors, examiners, etc.) for consistency.

The potential risk to our reputation from rumor or unauthorized activities could cause severe harm to our business. We take any comments made about the Company seriously and counter any inaccuracies we find as quickly as we can. All of our employees and directors are subject to our internal Code of Conduct Policy that provides strict guidelines for actions and formal penalties for violations. Our corporate governance policies have been enhanced, meeting many of the guidelines in place for much larger institutions.

Operating risk, including cyber risk, has become a much more important consideration in the past few years as new threats have been presented. We have established strict privacy requirements in all of our customer dealings. We have taken steps to secure our data processing areas from attack both physical and through electronic means. We believe our disaster recovery procedures are adequate.

Capital Management

Capital raising activities generally take place at Lyons Bancorp, Inc. while capital use other than dividend and interest payments is primarily related to the Bank’s business and regulatory needs. We work to closely integrate the capital needs of Lyons Bancorp, Inc. and the Bank so that capital movement between the two entities is both timely and appropriately sized. See “Management's Discussion and Analysis of Financial Condition and Results of Operations– Capital”

Banking Operations

Market Area

The Finger Lakes region offers many opportunities which fit within our business model. During June 2003, we opened our first location in Ontario County, New York by adding a banking office on Seneca Street in Geneva, New York. We relocated that office to our new facility at 399 Exchange Street in June of 2005. Geneva proper is one of the largest markets in our service area with a population of over 16,500 and bankable deposits of approximately $624 million. When we opened our branch, we became but the fourth bank to establish a presence in the city.

While opening our first banking office in Ontario County is important in its own right, being in Geneva has afforded us the opportunity to springboard into other markets in Ontario County. The Canandaigua market is strategically important to us, with a population of over 20,000 and bankable deposits of approximately $1.007 billion, it provides us with a gateway into the Rochester area. We opened a temporary office in Canandaigua in 2013 and built our permanent location in 2014.

In May of 2004 we opened our branch in Penn Yan, in Yates County, in a temporary storefront and moved into our permanent facility in January of 2005. In May 2010, we opened an office in Waterloo, Seneca County, in a temporary location, and moved into our permanent facility in December 2010.

In September of 2015, we opened our Perinton office, our first banking office in Monroe County.

In the Fall of 2017, we opened our first Auburn office in downtown. The following February, we opened the second office on the main retail strip on the east side of the City.

In August 2020, we opened our newest branch office in the Town of Farmington, in northern Ontario County. With the opening of the Farmington location, the Bank now operates sixteen banking offices within its primary market area, which is centered around Lyons, New York. The Bank’s primary market area now encompasses Wayne County and portions of Cayuga, Monroe, Onondaga, Ontario, Seneca and Yates Counties in New York State.

The following maps show the Bank’s primary market area:

Lending Activities

The principal lending activity of the Bank has been the origination for its own portfolio of adjustable and fixed-rate loans secured by various forms of collateral. The Bank also originates fixed rate residential mortgages, some of which it sells to third parties and retains the servicing rights. The value of the servicing rights associated with these sold mortgages was $2,700,000, and $2,600,000 as of December 31, 2020 and 2019, respectively.

The following tables set forth the composition of our loan portfolio, by type of loan at the dates indicated, the maturities of loans and fixed rate vs. variable rate:

Summary of Loan Portfolio

By Type

(In thousands)

	As of December 31,
Type	2020	2019	2018	2017	2016
Construction real estate	$11,960	$18,594	$17,274	$17,287	$16,414
Residential real estate	428,909	341,256	321,626	303,386	273,639
Commercial real estate	252,314	212,947	198,756	169,649	149,230
Agriculture real estate	77,609	73,894	66,715	54,792	48,688
Total mortgage loans on real estate	770,792	646,691	604,371	545,114	487,971
Commercial loans	179,515	134,769	127,471	120,637	122,214
Agriculture loans	38,974	47,370	46,245	44,824	40,870
Consumer installment loans	30,415	33,679	32,049	31,285	27,636
Total loans	$1,019,696	$862,509	$810,136	$741,860	$678,691
Allowance for loan losses	(17,382)	(11,555)	(10,035)	(8,629)	(7,796)
Total loans, net of allowance	$1,002,314	$850,954	$800,101	$733,231	$670,895

Remaining Maturity of Selected Loans

At December 31, 2020

(In thousands)	Within 1 Year	1-5 Years	5 Years +	Total
Commercial loans	$8,404	107,221	67,410	183,035
Agricultural loans	1,679	13,882	22,797	38,358
Commercial real estate	12,954	22,399	228,557	263,910
Agricultural real estate	1,300	5,187	71,184	77,671
Residential real estate	606	19,708	412,263	432,577
Total	24,943	168,397	802,211	995,551

Sensitivity of Loans to Changes in Interest Rates

(Dollars in thousands)

	As of December 31, 2020
	Fixed Rate	Variable Rate
Due within one year	$19,954	$4,989
Due after one but within five years	144,481	23,916
Due after five years	665,478	136,733

Asset Quality

The Bank maintains written loan policies that require certain underwriting, documentation, and credit standards to be met for the approval and funding of loans. Management has safeguards and procedures in place that track adherence to policies. In addition, independent third parties the Bank retains for loan review periodically sample the loan portfolio and report to Bank management and our Board of Directors any identified discrepancies. Generally, exceptions to policy, when made, are documented, justified, and approved by management. Lending authorities are recommended by management and approved by our Board of Directors. Management reports measures of both loan quality and loan portfolio growth on a regular basis to our Board.

Our allowance for loan losses represents management’s estimate of an amount adequate to provide for potential losses inherent in our loan portfolio. In its continuing evaluation of the allowance and its adequacy, management considers the Bank’s loan loss experience, the amount of past-due and nonperforming loans, current and anticipated economic conditions, underlying collateral values securing loans and other factors which affect the allowance for potential credit losses. Bank management monitors the adequacy of the allowance through the use of a model designed to comply with the requirements of the Office of the Comptroller of the Currency.

While it is the Bank’s policy to charge-off loans in the period in which a loss is considered probable, there are additional factors impacting potential future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. These factors include such items as the general state of the economy and value of collateral. Management’s judgment as to the adequacy of the allowance is, therefore, necessarily approximate. The allowance is also subject to regulatory examinations as to adequacy, which may include reviews of the methodology used to arrive at the allowance and comparison of the allowance to peer institutions.

The commercial loan policy provides that the accrual of interest on commercial and real estate loans ceases when there is significant, undermining deterioration of the borrower’s financial position, or payment in full of principal or interest is not expected; this may result in the placement of a contractually performing loan into nonaccrual status. In addition, a loan with principal or interest that has been in default for a period of ninety (90) days or more may be placed in nonaccrual status, unless the asset is both well secured and in the process of immediate collection. An asset is “well secured” if it is secured by collateral in the form of liens on or pledges of real or personal property, or marketable securities, having a realizable value sufficient to discharge the debt (including accrued interest) in full, or, by the guarantee of a financially responsible party. An asset is “in the process of collection” if collection of the asset is proceeding in due course either (1) through legal action, including judgment enforcement procedures, or (2) in appropriate circumstances, through collection efforts not involving legal action which are reasonably expected to result in repayment of the debt or in its restoration to a current status in the near future.

Our consumer loan policy provides that accrual of interest on residential mortgages generally ceases whenever payment of principal or interest becomes 90 days delinquent. It also provides that consumer loans, whether secured or unsecured, are considered for charge-off to the allowance for loan loss when they reach 90 days delinquent.

The following tables present a summary of the “Allocation of Allowance for Loan Losses by Loan Type” and an “Analysis of Changes in Allowance for Loan Losses”:

Allocation of Allowance for Loan Losses

By Loan Type

(In thousands)

	Year ended December 31,
	2020	2019	2018	2017	2016
Total loans outstanding at end of period	$1,019,696	$862,509	$810,136	$741,860	$678,691
ALLOCATION OF THE ALLOWANCE BY LOAN TYPE:
Commercial	$4,848	$2,773	$3,030	$2,875	$2,167
Commercial real estate	5,571	3,630	2,274	1,659	1,762
Agriculture	1201	943	715	496	465
Agriculture real estate	970	565	599	508	464
Residential real estate	4,275	2,206	2,058	1,944	1,782
Consumer installment	517	555	394	470	363
Unallocated	0	883	965	677	793
Total	$17,382	$11,555	$10,035	$8,629	$7,796
ALLOCATION OF THE ALLOWANCE AS A PERCENTAGE OF TOTAL ALLOWANCE:
Commercial	28%	24%	30%	33%	28%
Commercial real estate	32%	31%	23%	19%	23%
Agriculture	7%	8%	7%	6%	6%
Agriculture real estate	6%	5%	6%	6%	6%
Residential real estate	25%	19%	21%	23%	23%
Consumer installment	3%	5%	4%	5%	5%
Unallocated	0%	8%	9%	8%	10%
Total	100%	100%	100%	100%	100%
LOAN AND LEASE TYPES AS A PERCENTAGE OF TOTAL LOANS AND LEASES:
Commercial	18%	16%	16%	16%	18%
Commercial real estate	24%	25%	25%	24%	23%
Agriculture	4%	6%	6%	6%	6%
Agriculture real estate	8%	9%	8%	8%	7%
Residential real estate	42%	40%	40%	41%	42%
Consumer installment	4%	5%	5%	5%	4%
Total	100%	100%	100%	100%	100%

The allowance has been increasing over the past five years, with the majority of the growth in the allowance allocated to commercial loans. The general increase during 2020 reflects the unstable financial situation due to the Coronavirus Pandemic. The World Health Organization declared the outbreak as a global pandemic on March 11, 2020. The financial situation of the United States has since stabilized and is beginning to recover.

Analysis of Changes in Allowance for Loan Losses

(Dollars In thousands)

	Year ended December 31,
	2020	2019	2018	2017	2016
Balance at beginning of period	$11,555	$10,035	$8,629	$7,796	$8,188
Loans charged off:
Commercial	(127)	(326)	(342)	(461)	(245)
Agriculture	-	(40)	-	-	-
Commercial real estate	(25)	(298)	(244)	(87)	(1,084)
Residential real estate	(128)	(27)	(15)	(26)	(48)
Consumer installment	(290)	(341)	(205)	(187)	(259)
Total loans charged off	(570)	(1,032)	(806)	(761)	(1,636)
Recoveries of loans previously charged off:
Commercial	64	143	11	17	11
Commercial real estate	-	5	9	9	34
Residential real estate	12	4	3	-	18
Consumer installment	63	59	56	68	81
Total recoveries of loans previously charged off:	139	211	79	94	144
Net loans charged off	(431)	(821)	(727)	(667)	(1,492)
Provision charged to operations	6,258	2,341	2,133	1,500	1,100
Balance at end of period	$17,382	$11,555	$10,035	$8,629	$7,796
Net loans charged off as a % of average loans	0.04%	0.10%	0.09%	0.09%	0.22%
Allowance as a % of total loans	1.70%	1.34%	1.24%	1.16%	1.15%
Allowance as a % of nonperforming loans	522.30%	224.63%	308.67%	449.66%	532.15%

The provision for loan losses represents management’s estimate of the expense necessary to maintain the allowance for loan losses at an adequate level. The provision for loan and lease losses was $6.3 million for 2020 and $2.3 million for 2019. In 2020, the provision was higher than historical levels due to the financial uncertainties related to the Coronavirus Pandemic.

The level of future charge-offs is dependent upon a variety of factors such as national and local economic conditions, trends in various industries, underwriting characteristics, and conditions unique to each borrower. Given uncertainties surrounding these factors, it is difficult to estimate future losses.

The following tables summarize the Bank’s nonperforming loans by class over the periods indicated:

Nonperforming Loans

(Dollars in Thousands)

	As of December 31,
Type	2020	2019	2018	2017	2016
Residential real estate:
1-4 family	$824	$1,133	$624	$202	$-
Home equity	233	325	-	85	167
Commercial real estate	75	218	73	368	-
Agriculture real estate	735	588	437	-	-
Commercial loans	554	1,643	879	1,243	1,298
Agriculture loans	842	1,148	1,132	-	-
Consumer installment:
Direct	-	76	17	-	-
Indirect	65	13	89	21	-
Total nonperforming loans	$3,328	$5,144	$3,251	$1,919	$1,465
Total nonperforming loans as a % of total assets	0.23%	0.44%	0.30%	0.19%	0.15%
Total nonperforming loans as a % of total loans	0.33%	0.60%	0.40%	0.26%	0.22%

The difference between the interest income that would have been recorded if these loans had been paid in accordance with their original terms and the interest income that was recorded for the years ended December 31, 2020 and 2019, was $122,000 and $73,000 respectively.

Management reviews the loan portfolio continuously for evidence of potential problem loans. Potential problem loans are loans that are currently performing in accordance with contractual terms, but where known information about possible credit problems of the related borrowers causes management to have doubt as to the ability of such borrowers to comply with the present loan payment terms and may result in such loans becoming nonperforming at some time in the future. Management considers loans classified as Substandard, which continue to accrue interest, to be potential problem loans. Through our internal loan review function, we have identified 59 commercial relationships totaling approximately $13.5 million at December 31, 2020 that are classified as Substandard, and continued to accrue interest. We continue to monitor these relationships; however, we cannot predict the extent to which continued weak economic conditions or other factors may further impact borrowers. These loans remain in a performing status due to a variety of factors, including payment history, the value of collateral supporting the credits, and personal or government guarantees. These factors, when considered in the aggregate, give management reason to believe that the current risk exposure on these loans does not warrant accounting for these loans as nonperforming. However, these loans do exhibit certain risk factors, which have the potential to cause them to become nonperforming. Accordingly, management’s attention is focused on these credits, which are reviewed on at least a quarterly basis.

Past Due and Restructured Loans

(In Thousands)

	As of December 31,
	2020	2019	2018	2017	2016
Loans past due 90 days or more and accruing:
Consumer installment loans:	$108	$-	$-	$-	$-
Total	$108	$-	$-	$-	$-

Nonperforming loans (loans in nonaccrual status and loans past due 90 days or more and still accruing interest) were $3.3 million at December 31, 2020, and $5.1 million at December 31, 2019. A breakdown of nonperforming loans by portfolio segment is shown above.

Loans are considered modified in a troubled debt restructuring (TDR) when, due to a borrower’s financial difficulties, we make a concession(s) to the borrower that we would not otherwise consider. When modifications are provided for reasons other than as a result of the financial distress of the borrower, these loans are not classified as TDR’s or impaired. These modifications may include, among others, an extension of the term of the loan, and granting a period when interest-only payments can be made, with the principal payments made over the remaining term of the loan or at maturity.  TDRs of $2.1 million and $500,000 as of December 31, 2020 and 2019, respectively are included in the above table within nonaccrual loans. The TDR amounts at December 31, 2020 consist of three commercial relationships and a total of six loans. The TDR amount as of December 31, 2019 consists of one commercial relationship and one loan.

In general, we place a loan on nonaccrual status if principal or interest payments become 90 days or more past due and/or management deems the collectability of the principal and/or interest to be in question, as well as when required by regulatory requirements. Although in nonaccrual status, we may continue to receive payments on these loans. These payments are generally recorded as a reduction to principal and interest income is recorded only after principal recovery is reasonably assured. As of December 31, 2020, we were regularly receiving payments on approximately 31% of the loans categorized as nonaccrual.

The recorded investment in loans and leases that are considered impaired totaled $2.2 million at December 31, 2020 and $3.6 million at December 31, 2019. A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement. Specific allowance on individually identified impaired loans that are not collateral dependent are measured based on the present value of expected future cash flows discounted at the original effective interest rate of each loan. For loans that are collateral dependent, impairment is measured based on the fair value of the collateral less estimated selling costs.

The average recorded investment in impaired loans was $2.8 million in 2020 and $3.9 million in 2019. At December 31, 2020, $3.3 million of impaired loans had specific allocations of $675,000 and $2.0 million had no specific allocation. At December 31, 2019, $5.1 million of impaired loans had specific allocations of $775,000 and $2.5 million had no specific allocations. Interest payments on impaired loans are typically applied to principal unless collectability of the principal amount is reasonably assured.

Investment Activities

Our securities portfolio is comprised of interest-bearing notes, bonds and pass-through securities issued by the United States government and its direct and sponsored agencies, as well as state and local municipal obligations. Our available-for-sale portfolio provides a source of liquidity, collateral for repurchase agreements and public funds as well as being a means of diversifying our interest earning asset portfolio. While we generally intend to hold our investment portfolio assets until maturity, a significant portion of the portfolio is classified as available-for-sale. Securities so classified are accounted for at fair value with the unrealized appreciation and depreciation reported as a separate component of stockholders’ equity, net of income tax effects. Securities not classified as available-for-sale are recorded in the held to maturity category and accounted for at amortized cost. We invest in securities for the yield they produce and not to profit from trading the securities.

The securities portfolio also includes non-marketable equity securities that are carried at cost because they are not readily marketable or have no quoted market value.

The following tables summarize the fair values of the investment portfolio as of the dates indicated:

Investment Securities

(In thousands)

	As of December 31,
	2020	2019	2018
Available for Sale:
Treasuries	$-	$9,987	$-
United State agencies	122,378	81,628	41,986
State and local governments	72,654	39,805	68,486
Corporate	7,777	8,907	2,000
Mortgage-backed securities	75,863	65 ,063	72,193
Total Available for Sale	$278,672	$ 205 ,390	$184,665
Held to Maturity:
State and local governments	$8,794	$2,071	$-
Total Held to Maturity	$8,794	$2,071	$-
Restricted Equity Securities:	$4,827	$6,880	$7,254

All of our mortgage-backed securities are residential direct pass through securities or collateralized mortgage obligations issued or backed by government sponsored enterprises.

The fair value (Available–for-Sale), amortized cost (Held-to-Maturity), and weighted average yield of the combined investment portfolios of the Company and the Bank as of December 31, 2020, by final contractual maturity or repricing date, are as follows:

Investment Portfolio

(Dollars in thousands)

	As of
	December 31, 2020
	Fair	Average
Available for Sale	Value	Yield (1)
Due in one year or less	$13,201	2.35%
Due after one to five years	13,187	2.24%
Due five to ten years	118,127	1.62%
Due after ten years	50,518	1.77%
Securities not due at a single maturity date	83,639	2.38%
Total	$278,672	1.77%

	Amortized	Average
Held to Maturity	Cost	Yield (1)
Due in one year or less	$4,766	1.62%
Due after one to five years	1,926	3.05%
Due five to ten years	1,483	4.31%
Due after ten years	619	4.84%
Securities not due at a single maturity date	-	-
Total	$8,794	2.61%
Total Investment Securities (2)	$287,466	1.80%

(1)    Average yields are stated on a tax equivalent basis.

(2)    Total does not include equity securities.

At December 31, 2020, there were no holdings of any one issuer, other than the U.S. Government sponsored entities, in an amount greater than 10% of the Company’s stockholders’ equity.

Sources of Funds

General. The major sources of our funds for lending and other investment purposes are deposits, scheduled principal repayments, prepayment of loans and mortgage-backed securities, maturities and calls of investment securities, equity capital investment, borrowings, and cash flows from operations. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and market conditions.

Deposits. We attract customer deposits principally from within our primary market area by offering a broad selection of deposit instruments, including demand deposit accounts, checking accounts, savings, money market deposit, term certificate accounts and individual retirement accounts. Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit and the interest rate. All deposit accounts are insured by the Federal Deposit Insurance Corporation up to the maximum amount permitted by law.

The following table is a summary of our deposits for our last three fiscal years:

Deposits - Average Balances and Rates

(Dollars in thousands)

	2020		2019		2018
	Average	Average	Average	Average	Average	Average
	Balances	Rate	Balances	Rate	Balances	Rate
Noninterest-bearing demand deposits	$331,864	0.00%	$250,697	0.00%	$223,381	0.00%
NOW accounts	143,888	0.24%	118,366	0.41%	123,522	0.32%
Money market & savings accounts	452,012	0.38%	389,509	0.51%	393,999	0.43%
Time deposits	260,304	1.42%	258,679	1.98%	198,096	1.53%
	$1,188,068	0.76%	$1,017,251	1.03%	$938,999	0.55%

The maturity distribution of time deposits of $250,000 or more was:

As of December
31, 2020
Three Months or Less	$14,485
Over three Months through six months	30,365
Over six months through one year	30,021
Over one year	6,971
Total	$81,842

Borrowings. To help fund our loan growth from time to time we obtain advances from the Federal Home Loan Bank of New York. The following table summarizes these borrowings as of December 31 for the years indicated:

Borrowings

(Dollars in thousands)

	As of December 31,
	2020		2019		2018
		Average		Average		Average
	Amount	Cost	Amount	Cost	Amount	Cost
Borrowings from Federal Home Loan Bank	$-	0.00%	$25,000	1.81%	$42,000	2.60%

As of December 31, 2020, the Bank had $162.9 million and $42.3 million of availability from Federal Home Loan Bank of New York and the Federal Reserve Bank, respectively, subject to collateral availability. In addition, at December 31, 2020, the Bank had available unsecured lines of credit agreements with correspondent banks, permitting borrowings to a maximum of $40.0 million. There were no outstanding advances against those lines at December 31, 2020. The Bank may access funds through general markets such as national repurchase agreements. At December 31, 2020, the Bank had no national repurchase agreements.

The following tables present additional information concerning borrowings for the indicated years ended December 31:

Borrowings (Dollars in thousands)
	For the years ended December 31,
	2020	2019	2018
Average Balance	$4,005	$7,118	$17,661
Maximum Month-end balance	$25,000	$42,000	$53,000

We currently own one statutory trust company which we formed for the sole purpose of issuing trust preferred securities that are fully and unconditionally guaranteed by us. In each case, we issued junior subordinated debentures to the trusts, which, in turn, issued trust preferred securities to the respective trust investors in the same amount. The junior subordinated debentures are the principal asset of the trusts. The trust preferred securities are classified as long-term debt for the financial statements, but are included as Tier 1 capital for regulatory purposes. See “Management Discussion and Analysis of Financial Condition and Results of Operations -- Capital.”

In August 2004, we formed Lyons Capital Statutory Trust II, a Delaware statutory business trust, or Trust II. We issued $5.2 million of subordinated debentures to Trust II who issued $5.0 million in trust preferred securities to investors. The interest rate on this security, 3.03% at December 31, 2015, is variable, adjusting quarterly at three-month LIBOR plus 2.65%. The interest is payable quarterly. The trust preferred securities mature in August 2034, or may be redeemed at any time in the event that the deduction of related interest for federal income tax purposes is prohibited, treatment as Tier 1 capital is no longer permitted, or certain other contingencies arise.

Our subordinated debentures issued to Trust II also mature on August 23, 2034 and bear interest at the three-month LIBOR plus 2.65% (3.03% at December 31, 2015), payable quarterly. We have the option to defer interest payments from time to time for up to 20 consecutive quarterly periods without defaulting on the debentures. We also have the option to redeem the debentures in whole or in part, on a quarterly basis beginning on August 23, 2009, and the option to redeem the debentures in whole or in part, throughout the entire term of the debentures, within 90 days of one or more of the following events relating to the debentures: (a) the deduction of related interest for federal income tax purposes is prohibited, (b) treatment as Tier I capital is no longer permitted, or (c) certain other events occur. The redemption price, expressed as a percentage of the principal amount of the debentures being redeemed, is 100%.

If we elect to defer interest payments as described above on Trust II trust preferred securities, or if the debentures are in default, we are, among other things, prohibited from declaring or paying dividends.

On October 28, 2020, the Company completed the sale of approximately $16 million of subordinated promissory notes to accredited investors. The notes mature on December 31, 2027. The interest rate is fixed at 4.25% for the first five years, increases to 4.75% in the sixth year and increases again to 5.25% in the seventh year. The Company retains the right to redeem the notes, in whole or in part, any time on or after December 31, 2025. We have been using the proceeds for general corporate purposes to support organic growth of the Bank and intend to continue to do so, and also to fund possible acquisitions. The net proceeds of the sale, after deducting estimated offering expenses, were $15.7 million.

The sale of the notes was made in a private placement to accredited investors in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act of 1933, as amended ("Securities Act").

For regulatory purposes, the subordinated promissory notes capital securities qualify as Tier I capital of the Company subject to a 25% of capital limitation under risk-based capital guidelines. The portion that exceeds the 25% of capital limitation qualifies as Tier II capital. At December 31, 2020, $14.7 million in subordinated promissory notes capital securities qualified as Tier I capital.

Legal Proceedings

Currently, we are not subject to any pending lawsuits in which claims for material monetary damages are asserted.

Competition

We face intense and increasing competition in making loans, attracting deposits and providing other financial products and services. The Bank competes with other financial institutions and service providers such as commercial banks, savings banks, savings and loan associations, credit unions, mortgage banking companies, finance companies, brokerage firms and mutual fund companies. Interest rates, both on loans and deposits, and prices of services are significant competitive factors among financial institutions generally. Important competitive factors, such as office location, types and quality of services and products, office hours, customer service, a local presence, community reputation and continuity of personnel, among others, are and continue to be a focus of the Bank.

Some of the largest banks in the Country have offices in our markets. These institutions have greater financial resources and lending limits, better name recognition, more locations, more advanced technology and more financial products to offer than we do and may offer various services we do not offer. In addition, these institutions may be able to better afford and make broader use of media advertising, support services and electronic technology that we may. To offset these competitive disadvantages, the Bank depends on its reputation as an independent and locally-owned community bank, its personal service, its greater community involvement and its ability to make credit and other business decisions quickly and locally.

Employees

As of June 30, 2021, we employed 228 persons, of which 215 were full time. The Bank provides a variety of employment benefits and considers its relationship with its employees to be good. We have no collective bargaining agreements with any employees.

Properties

The location of the sixteen banking offices and an operations center operated by the Bank and certain other information related to these offices is set forth below:

Location	Owned or Leased

35 William Street, Lyons, New York 14489	Owned
Routes 14 & 31, Lyons, New York 14489	Owned
4 Williams Street, Clyde, New York 14433	Leased
2 North Main Street, Jordan, New York 13080	Owned
5996 New Hartford Street, Wolcott, New York 14590	Owned
750 West Miller Street, Newark, New York 14513	Leased
359 NYS Route 31, Macedon, New York 14502	Owned
399 Exchange Street, Geneva, New York 14456	Owned
Tops Plaza, 6280 Furnace Road, Ontario, New York 14519	Leased
205 Liberty Street, Penn Yan, New York 14527	Owned
2433 State Route 414, Waterloo, New York 13165	Owned
Roseland Center Plaza, Canandaigua, New York 14424	Leased
1314 Fairport Road, Fairport, New York 14450	Owned
470 Exchange Street, Geneva, New York 14456	Leased
63 Genesee Street, Auburn, New York 13021	Leased
311 Grant Avenue Road, Auburn, New York 13021	Owned
1423 Hathaway Drive, Farmington, New York 14425	Owned

We consider all of these banking offices to be well located and suitably equipped to serve as banking facilities. In the opinion of management the properties are adequately covered by insurance.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to assist readers in understanding and evaluating the results of operations and financial condition of Lyons Bancorp, Inc., The Lyons National Bank and Lyons Realty Associates Corp. on a consolidated basis as of and for the period ended December 31, 2020. This discussion and analysis should be read in conjunction with our consolidated financial statements and the notes relating thereto appearing elsewhere in this offering circular.

Overview

Lyons Bancorp, Inc. is the holding company for The Lyons National Bank and its subsidiary, Lyons Realty Associates Corp. Lyons Bancorp, Inc.’s business is conducted through The Lyons National Bank, a federally chartered and regulated bank with sixteen full-service banking offices in Monroe, Onondaga, Ontario, Seneca, Wayne and Yates Counties in New York, an ATM network and Internet and telephone banking services. In addition, the Bank services customers in Cayuga County. The Bank's main office is located in Lyons, New York.

Our principal sources of revenue consist of income from commercial and residential real estate loans, including mortgage servicing fees, consumer loans made by the Bank and its subsidiary, investment securities held by us and the Bank and from a variety of deposit services offered by the Bank to its customers. We fund our operations through cash flows from operations, the Bank's deposits, maturing and called investment securities, the sale of investment securities, borrowings and capital raising transactions.

Results of Operations

Results of Operations For Years Ended December 31, 2020 and 2019

Summary of Performance

Net income was $10.3 million for 2020 compared to net income of $11.0 million for 2019, a decrease of $737,000, or 6.9% over the prior fiscal year. Diluted earnings per share were $3.12 for 2020, compared to $3.33 in 2019. The decline in earnings year over year was primarily due to the negative impact of the pandemic, prompting the Bank to increases the provision for loan loss.

Return on average assets was 0.78% in 2020, compared to 0.98% in 2019. Return on average equity was 10.47% in 2020, compared to 12.99% in 2019. Our dividend payout ratio was 39.2% in 2020, compared to 36.1% in 2019, while our average equity as a percentage of average assets was 7.43% in 2020, compared to 7.52% in 2019.

Average Balances and Interest Rates

The following table presents, for the periods indicated, the total dollar amount of interest income from average interest-earning assets, the resultant yields, and the interest expense on average interest-bearing liabilities, expressed both in dollars and rates. Average balances are derived from average daily balances. The yield on securities available-for-sale is included in investment securities and is calculated based on the historical amortized cost. All interest has been adjusted to a fully taxable equivalent amount using the federal statutory rate of 21%. The yields and rates are established by dividing income or expense dollars by the average balance of the asset or liability.

AVERAGE BALANCES AND INTEREST RATES

(Dollars in thousands)

YTD Ended December 31,

		2020			2019			2018
	Average	Income/	Yields/	Average	Income/	Yields	Average	Income	Yields/
	Balances	Expense	Rates	Balances	Expense	Rates	Balances	Expense	Rates
Assets:
Loans (1)	$953,973	$41,577	4.36%	$816,969	$39,173	4.79%	$771,046	$35,597	4.62%
Investment securities (2)
Taxable	175,019	3,872	2.21%	164,069	3,967	2.42%	133,196	3,245	2.44%
Tax-exempt	49,323	945	1.92%	47,240	979	2.07%	71,049	1,388	1.95%
Total securities	224,342	4,817	2.15%	211,309	4,946	2.34%	204,244	4,633	2.27%

Other interest-earning deposits	72,897	153	0.21%	37,832	866	2.28%	19,156	359	1.87%
Total interest-earning assets	1,251,212	46,547	3.72%	1,066,109	44,985	4.22%	994,446	40,589	4.08%
Other assets	67,799			60,514			52,369
Total Assets	$1,319,011			$1,126,623			$1,046,815

Liabilities and Stockholders' Equity:
Interest-bearing Deposits
NOW accounts	$143,888	$367	0.26%	$118,366	$423	0.36%	$123,522	$396	0.32%
Money Market & savings accounts	452,012	1,775	0.39%	389,508	2,091	0.54%	393,999	1,691	0.43%
Time Deposits	260,304	4,379	1.68%	258,679	5,414	2.09%	198,096	3,038	1.53%
Total interest-bearing deposits	856,204	6,522	0.76%	766,553	7,928	1.03%	715,617	5,125	0.72%

Borrowings/other interest exp (including FHLB)	7,598	141	1.85%	7,118	219	3.08%	17,661	418	2.37%
Junior subordinated debentures	8,726	370	4.24%	6,190	423	6.83%	6,190	419	6.77%
Total interest-bearing liabilities	872,529	7,033	0.81%	779,861	8,570	1.10%	739,468	5,962	0.81%

Noninterest-bearing deposits	331,312			249,492			223,381
Other Liabilities	17,109			12,573			9,256
Total Liabilities	1,220,950			1,041,926			972,105

Other Liabilities
Lyons Bancorp, Inc. Stockholders' equity	98,005			84,641			74,654
Noncontrolling interest	56			56			56
Total Equity	98,061			84,697			74,710

Total Liabilities and Stockholders' Equity	$1,319,011			$1,126,623			$1,046,815

Net interest margin on earning assets		$39,514	3.16%		$36,414	3.42%		$34,627	3.48%
Tax equivalent adjustment		237			241			347
Net interest income as adjusted		$39,751			$36,655			$34,974

(1) Nonaccrual loans are included in the average asset totals presented above.

(2) Average balances and yields on available for sale securities are based on historical amortized cost.

Net Interest Income

The above table shows average interest-earning assets and interest-bearing liabilities, and the corresponding yield or cost associated with each. Tax-equivalent net interest income for the twelve months ended December 31, 2020 was $9.8 million, an increase of $3.1 million, or 8.4%, compared to the same period in 2019. The increase primarily resulted from overall balance sheet growth, funded by strong loan and core deposit growth. Average interest earning assets for the twelve months ended December 31, 2020, grew by $185.1 million or 17.4% compared to the same period in 2019.

The net interest margin for the twelve months ended December 31, 2020 was 3.16%, a decrease of 26 basis points compared to the net interest margin of 3.42% for the same period in 2019.

The following table presents the effects of changing rates and volumes on our net interest income for the years indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The total column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately, based on the changes due to rate and the changes due to volume.

Volume Rate Analysis
(In thousands)

	2020 Compared to 2019			2019 Compared to 2018
	Increase (Decrease) Due to Change In			Increase (Decrease) Due to Change In
		Average			Average
Interest Income:	Volume	Yield/Rate	Total	Volume	Yield/Rate	Total
Loans	$6,847	$(4,444)	$2,403	$2,171	$1,407	$3,577
Investment Securities:
Taxable	256	(351)	(95)	700	21	721
Tax-exempt	49	(82)	(34)	(540)	131	(409)
Other interest earning assets	799	(1,512)	(713)	350	156	507
Total interest income	$7,951	$(6,390)	$1,562	$2,681	$1,715	$4,396
Interest Expense:
Interest-bearing deposits:
NOW accounts	107	(156)	(48)	20	7	$27
Money market and	327	-649	(323)	-2	402	400
savings accounts
Time deposits	84	(1,119)	(1,034)	945	1,431	2,376
Borrowings from Federeal	15	(94)	(79)	(249)	51	(198)
Home Loan Bank
Junior subordinated	48	(101)	(53)	-	4	4
debentures
Total interest expense	581	(2,119)	(1,537)	713	1,896	2,609
Net interest income	$7,370	$(4,271)	$3,099	$1,968	$(181)	$1,787

Provision for Loan Losses

The provision for loan losses represents management’s estimate of the amount necessary to maintain the allowance for loan losses at an adequate level. The provision for loan losses was $6.3 million for 2020, compared to $2.3 million for 2019. The increase in the provision for 2020 over 2019 reflects uncertainty due to the Coronavirus Pandemic, as well as loan portfolio growth. Net charge-offs, as a percent of average loans, were 0.04% and 0.10% in 2020 and 2019 respectively. The ratio of nonperforming loans to total loans was 0.33% at December 31, 2020, as compared to 0.60% as of December 31, 2019. The allowance for loan losses as a percentage of period end loans was 1.70% at December 31, 2020, compared to 1.34% at December 31, 2019.

Noninterest Income

Noninterest income is a significant source of income for us, representing 31.1% of total revenues for 2020 and 25.4% for 2019. The main components of noninterest income include service charges on deposit accounts, cardholder fees, financial services fees, loan servicing fees, and gains on sale of loans and investment securities.

Our largest source of noninterest income is from gain on sale of loans. Gain on sale of loans was $5.6 million for 2020, an increase of 175.9% from 2019. The large increase can be attributed to the large amount of refinancing and purchases due to the substantial decrease in interest rates. Cardholder fee income was $3.3 million for 2020, up 16.4% compared to 2019, due primarily to an increase in debit card usage. Fee income from our financial services activities was $1.4 million for 2020, an increase of 10.8% over the same period last year, due primarily to an increase in the number of relationships under management. Loan servicing income for 2020 was $2.8 million, an increase of 42.3% over the same period last year. An increase in both mortgage loan closings and an increased servicing portfolio were the primary reason for the increase period over period. For 2020, service charges on deposit accounts totaled $2.5 million, compared to $3.2 million for 2019. The decrease in service charges on deposit accounts is mainly attributable to the Coronavirus Pandemic and government stimulus packages. Depositors may have been more conscious of their spending/saving habits, worked from home, were temporarily out of work or saw additional income due to the stimulus packages.

In 2020, net gains on the sales of available-for-sale securities totaled $217,000, compared to net losses of $222,000 in 2019. Management may periodically sell available-for-sale securities for liquidity purposes, to improve yields, or to adjust the risk profile of the portfolio.

Other income totaled $235,000 for 2020, down $458,000 or 66.1% over the same period in 2019 mainly due to a decrease in income from mortgage servicing rights.

Noninterest Expense

Noninterest expense for 2020 was $37.2 million, an increase of 9.4% over noninterest expense for 2019. The main components of noninterest expense include salaries and wages, pensions and benefits, occupancy expenses, data processing expenses, professional fees, FDIC and OCC assessments, advertising expenses, cardholder expenses and office supplies.

Salary and wage expenses totaled $16.2 million in 2020, an increase of 13.7% over 2019. The primary reason for the increase is relating to the opening of our new full service office in Farmington in the third quarter of 2020, as well as additional staff bonuses relating to the Coronavirus Pandemic.

Pensions and other benefits were $5.4 million in 2020, a decrease of $99,000 or 1.8% compared to the prior year.

Occupancy expenses related to bank premises and furniture and fixtures were up $263,000 or 8.3% in 2020 compared to the prior year. A partial year of expense relating to the opening of our new full service office in Farmington in the third quarter of 2020, as well as an increase in insurance expense, are the primarily reasons for the increase year over year.

Data processing expenses totaled $2.3 million in 2020, an increase of 18.8% over the prior year. The costs associated with operating the Company’s core processing system contributed to the increase, as well as increased maintenance costs of the Company’s hardware and software investments. Some changes in software contributed to the increase in data processing expenses.

Professional fees as of December 31, 2020, increased 3.8% year over year. We incurred slightly higher consultant fees during 2020 relating to additional projects throughout the year.

FDIC and OCC assessment expense for 2020, increased $454,000 or 135.6%, compared to 2019, as a result of and one-time assessment credit given by the FDIC. Both the FDIC assessment and OCC assessment include asset size in the calculation of premiums charged.

Advertising expenses totaled $775,000 in 2020, a decrease of $269,000 or 25.8% over the same period in 2019. Due to the Coronavirus Pandemic, many events that the Bank typically sponsors or contributes to did not take place.

Cardholder expenses as of December 31, 2020 were $1.4 million, an increase of $143,000 or 11.0% over the same period in 2019. Increased debit card usage drove the increase in expense year over year.

Office supplies totaled $317,000 in 2020, an increase of $85,000 or 36.6% over last year. This increase was due primarily to expenses relating to the opening of our new full service office in Farmington in the third quarter of 2020, additional supplies were needed due to the Coronavirus Pandemic

Other expenses increased by $148,000 or 3.7% for 2020 over the prior year. We incurred higher fees during 2020 relating to cybersecurity, customer payouts, cashback rewards and bill payer

Income Tax Expense

The provision for income taxes provides for Federal and New York State income taxes. The provision for 2020 was $2.2 million, compared to $2.5 million in 2019. The effective tax rate for 2020 was 17.8% compared to 18.4% for 2019. The effective rates differ from federal and state rates due to the effect of tax-exempt income from securities and life insurance assets along with other permanent differences.

Financial Condition

Total assets were $1,423 million at December 31, 2020, up $259.5 million or 22.3% over December 31, 2019. Asset growth during 2020 was funded by strong deposit growth, due in part to the government stimulus packages relating to the Coronavirus Pandemic. Total loans were $1,019.7 million at December 31, 2020, up $157.2 million or 18.2% from December 31, 2019. Total deposits at December 31, 2020 were $1,286.0 million, up $256.5 million or 24.9% over December 31, 2019.

Investment securities totaled $292.3 million at December 31, 2020, compared to $214.3 million at the end of 2019. The increase can mainly be attributable making prudent use of excess liquidity.

Loans totaled $1,019.7 million or 71.7% of total assets at December 31, 2020, compared to $862.5 million or 74.1% of total assets at December 31, 2019. Commercial loans at December 31, 2020, which include commercial and agriculture real estate, and commercial and agriculture loans, were up $79.4 million or 16.9% over December 31, 2019. The consumer portfolios at December 31, 2020, which include residential real estate and consumer installment loans, were up $77.8 million or 19.8% compared to year-end 2019, primarily in residential mortgage loans and home equity loans. During 2020, PPP loans brought an increase to the commercial loan portfolio and a combination of increased volume and sold/portfolio mix in residential mortgages contributed to the increase in consumer loan portfolio.

Composition of Loan Portfolio

(Dollars in thousands)

	31-Dec-20		31-Dec-19		31-Dec-18
	Balances	Percentage	Balances	Percentage	Balances	Percentage
Commercial Loans
Commercial real estate	$252,314	24.74%	$212,947	24.69%	$203,890	25.17%
Agriculture real estate	77,609	7.61%	73,894	8.57%	66,715	8.24%
Commercial loans	179,515	17.60%	134,769	15.63%	127,471	15.73%
Agriculture loans	38,974	3.82%	47,370	5.49%	46,245	5.71%
Total Commercial loans	548,412	53.77%	468,980	54.38%	444,321	54.86%

Consumer Loans
1-4 family	329,452	32.31%	238,761	27.68%	211,499	26.11%
Home equity	111,417	10.93%	121,089	14.04%	122,267	15.09%
Direct installment	22,017	2.16%	23,382	2.71%	21,756	2.69%
Indirect installment	8,398	0.83%	10,297	1.19%	10,293	1.27%
Total Consumer loans	471,284	46.23%	393,529	45.62%	365,815	45.14%

Total Loans	1,019,696	100.00%	862,509	100.00%	810,136	100.00%

Allowance for loan losses	(17,382)		(11,555)		(10,035)

Total loans, net	$1,002,314		$850,954		$800,101

Nonperforming loans totaled 0.33% of total loans outstanding at December 31, 2020 as compared with 0.60% at December 31, 2019. The allowance for loan losses totaled $17.4 million or 1.70% of total loans outstanding at December 31, 2020 as compared with $11.6 million or 1.34% of total loans at December 31, 2019.

The adequacy of our allowance for loan losses is reviewed quarterly by management with consideration given to loan concentrations, charge-off history, delinquent loan percentages, and general economic conditions. Management believes the allowance for loan losses is adequate to absorb losses from existing loans.

Total deposits were $1,286.0 million at December 31, 2020, up $256.5 million over December 31, 2019. The growth in total deposits from December 31, 2019 came in all categories except time deposits, as customers are more reluctant to lock in their funds for longer periods of time without the attraction of higher rates. Noninterest-bearing deposit balances were up $111.0 million or 43.5%. Interest-bearing checking accounts totaled $158.6 million, up $39.2 million or 32.8% over the prior year end, while savings and money market accounts totaled $510.4 million, up $135.6 million or 36.2%. Time deposit balances were down $35.1 million or 13.2%. The growth can be attributed to the federal stimulus packages for our retail customers, funds deposited from PPP loans for our commercial customers and overall organic growth.

The following is a summary of deposit balances for the dates indicated:

	31-Dec-20		31-Dec-19		31-Dec-18
Dollars in Thousands	Balances	Percentage	Balances	Percentage	Balances	Percentage
Demand deposits	$366,093	28.47%	$255,062	24.78%	$230,977	24.42%
NOW accounts	158,589	12.33%	119,418	11.60%	108,363	11.46%
Savings and money market	510,366	39.69%	374,806	36.41%	376,441	39.80%
Time deposits	230,385	17.92%	265,518	25.79%	212,592	22.48%
Oher deposits	20,534	1.60%	14,682	1.42%	17,463	1.84%
Total Deposits	$1,285,967	100.00%	$1,029,485	100.00%	$945,837	100.00%

Other funding sources include borrowings from the Federal Home Loan Bank, junior subordinated debentures and a subordinated debt offering. These funding sources totaled $20.9 million at December 31, 2020, down $10.3 million or 33.0% from $31.2 million at December 31, 2019. There were no borrowed funds at December 31, 2020.

On October 28, 2020, the Company completed the sale of approximately $16 million of subordinated promissory notes to accredited investors. The notes mature on December 31, 2027. The interest rate is fixed at 4.25% for the first five years, increases to 4.75% in the sixth year and increases again to 5.25% in the seventh year. The Company retains the right to redeem the notes, in whole or in part, any time on or after December 31, 2025. We have been using the proceeds for general corporate purposes to support organic growth of the Bank and intend to continue to do so, and also to fund possible acquisitions. The net proceeds of the sale, after deducting estimated offering expenses, were $15.7 million.

The sale of the notes was made in a private placement to accredited investors in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act.

For regulatory purposes, the subordinated promissory notes qualify as Tier I capital of the Company subject to a 25% of capital limitation under risk-based capital guidelines. The portion that exceeds the 25% of capital limitation qualifies as Tier II capital. At December 31, 2020, $14.7 million in subordinated promissory notes qualified as Tier I capital.

85

Stockholders’ Equity

Total stockholders’ equity was up $8.7 million or 10.0% to $95.5 million at December 31, 2020, from $86.8 million at December 31, 2019. The increase was mainly due to our strong earnings, reflecting net income of $10.3 million, less common dividends declared of $3.9 million. Additional paid-in capital decreased by $12,000 during 2020, due entirely to the deferred compensation plan’s purchase of treasury stock.

Accumulated other comprehensive loss totaled $1.3 million at December 31, 2020, posting a net gain of $2.4 million during the year. The change resulted from a $3.0 million increase in unrealized gains on available-for-sale securities, net of tax, due to lower market rates, a $630,000 decrease in net losses related to pension and postretirement benefit plans, net of tax, and an increase of $45,000 in net unrealized losses relating to our interest rate swap, net of tax. Under regulatory requirements, amounts reported as accumulated other comprehensive income/loss related to net unrealized gain or loss on available-for-sale securities, unrealized gain or loss on restricted equity securities, the funded status of the defined benefit and post-retirement benefit plans, the net unrealized loss on securities transferred to held to maturity and the net unrealized gain or loss on interest rate swaps do not increase or reduce regulatory capital and are not included in the calculation of risk-based capital and leverage ratios.

Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk is interest rate risk, which is defined as the potential variability of our earnings that arises from changes and volatility in market interest rates. Changes in market interest rates, whether they are increases or decreases, and the pace at which the changes occur can trigger repricings and changes in the pace of payments, which individually or in combination may affect our net interest income and net interest margin, either positively or negatively.

Most of the yields on our earning assets, including floating-rate loans and investments, are related to market interest rates. So is our cost of funds, which includes the rates we pay on interest-bearing deposits and borrowings. Interest rate sensitivity occurs when the interest income (yields) we earn on our assets changes at a pace that differs from the interest expense (rates) we pay on liabilities.

Our Asset and Liability Committee (ALCO), monitors our sensitivity to interest rates and approves strategies to manage our exposure to interest rate risk. Our goal is to maximize the growth of net interest income on a consistent basis by minimizing the effects of fluctuations associated with changing market interest rates. In other words, we want changes in loans and deposit balances, rather than changes in the market interest rates, to be the primary drivers of growth in net interest income.

We measure net interest income at-risk by estimating the changes in net interest income resulting from instantaneous and sustained parallel shifts in interest rates of plus 200 basis points or minus 100 basis points over a twelve-month period. This provides a basis or benchmark for the ALCO to manage our interest rate risk profile.

Presented below is a table showing the Bank’s interest rate risk profile at December 31, 2020, December 31, 2019 and December 31, 2018:

	Estimated
	Percentage Change in
Changes in Interest	Future Net Interest Income
Rates	December 31,	December 31,	December 31,
(Basis Points)	2020	2019	2018
+200	6.10%	1.30%	(1.5)%
-100	(1.5)%	(2.3)%	(0.2)%

Our model suggests the Bank’s interest rate risk at December 31, 2020 has improved from December 31, 2019 in an increasing rate environment. The same holds true in a falling rate environment, as our interest rate risk has decreased slightly. This is due primarily to the decrease in the Federal Reserve’s target rate in the 1st quarter of 2020, which in turn repriced some of our loans. Some of these assets may have little risk to falling rates, as they may be at their floors. Although the model is useful in identifying potential exposure to interest rate movements, actual results may differ from those modeled, as the repricing, maturity, and prepayment characteristics of financial instruments may change to a different degree than modeled. In addition, the model does not reflect actions that management may employ to manage the Bank’s interest rate risk exposure.

Interest Sensitivity

An important element of both earnings performance and liquidity is management of interest rate sensitivity. Interest rate sensitivity management involves comparison between the maturity and re-pricing dates of interest-earning assets and interest-bearing liabilities, with the goal being to minimize the impact on net interest income in periods of extreme fluctuations in interest rates.

A useful measure of the Company’s interest rate risk is “interest sensitivity gap,” the difference between interest sensitive assets and interest sensitive liabilities in a specific time interval. Interest rate “gap” analysis measures the relative dollar amounts on interest-earning assets and interest-bearing liabilities which re-price within a specific time period, either through maturity or rate adjustment. A “positive” gap for a given period means that the amount of interest earning assets maturing or otherwise re-pricing exceeds the amount of interest-bearing liabilities maturing or otherwise re-pricing within the same period. Accordingly, in a rising interest rate environment, an institution with a positive gap would generally be expected, absent the effects of other factors, to experience a greater increase in the yields of its assets relative to the cost of its liabilities. Conversely, the cost of funds for an institution with a positive gap would generally be expected to decline less quickly in a falling interest rate environment. Changes in interest rates generally have the opposite effect on an institution with a “negative” gap.

The Bank currently has a positive gap over the short term, which suggests that the net yield on interest earning assets and liabilities may increase during periods of rising interest rates. However, a simple interest rate 'gap' analysis by itself may not be an accurate indicator of how net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. Although certain assets and liabilities may have similar maturities or periods of re-pricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market interest rates, while interest rates on other types may lag behind changes in general market rates. In the event of a change in interest rates, prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the interest-rate gap. The ability of many borrowers to service their debts also may decrease in the event of an interest rate increase.

The table below presents the Company's interest rate sensitivity at December 31, 2020. Determinations of investment and loan maturities are based upon contractual terms of each asset. Because certain categories of securities and loans are prepaid before their maturity date even without regard to interest rate fluctuations, certain assumptions have been made to calculate the expected maturity of securities and loans.

	Interest Rate Sensitivity
	0-3	4-6	7-12	1-5
(In thousands)	Months	Months	Months	Years	5 Years +	Total
Assets:

Fed funds sold	$-	$-	$-	$-	$-	$-
Interest bearing deposits in banks	44,341	-	-	-	-	44,341
Investments securities, at amortized cost	23,026	18,705	39,163	108,770	98,916	288,580
Loans	240,438	47,142	85,437	381,661	269,899	1,024,577

Total interest sensitive assets	$307,805	$65,847	$124,600	$490,431	$368,815	$1,357,498

Liabilities:
Demand/NOW	$9,246	$9,246	$18,493	$228,908	$264,036	$587,156
Money market and savings	43,267	-	-	293,403	177,399	514,069
Time deposits	51,586	70,044	103,338	19,109	9	244,085
Borrowings from Federal Home Loan Bank	-	-	-	-	-	-
Junior subordinated debentures	5,155	-	-	15,737	-	20,892
Total interest sensitive liabilties	$109,254	$79,290	$121,831	$557,157	$441,443	$1,366,201

GAP:
Period	$198,551	$(13,443)	$2,769	$(66,726)	$(72,628)	$(8,703)

Cumulative	$198,551	$185,108	$187,877	$121,152	$48,524

Liquidity

Lyons Bancorp, Inc., as the parent corporation of the Bank, is a company separate and apart from the Bank that must provide for its own liquidity. Lyons Bancorp, Inc.’s main sources of liquidity, as a holding company, are dividends from the Bank, and net proceeds from borrowings and capital securities offerings. Our main uses of liquidity are the payment of dividends to our shareholders, the payment of interest on our subordinated debentures and limited expenses. The ability of the Bank to pay dividends is subject to various regulatory limitations. During 2021, we expect that we can meet our holding company liquidity needs from the reserves we hold. See “Supervision and Regulation – Limits on Dividends and Other Payments” for more information.

On a consolidated basis, liquidity describes our ability to meet the financial obligations that arise during the ordinary course of business for us and our subsidiaries. Liquidity is primarily needed to meet the borrowing and deposit withdrawal requirements of the Bank's customers and to fund current and planned expenditures. Our funding sources include cash flows from operations, deposits, scheduled amortization and prepayments of loan principal and mortgage-backed securities, maturities and calls of securities, borrowings and capital raising transactions.

The Bank's first preference is to fund liquidity needs with core deposits, which include interest-bearing and noninterest bearing deposits, if available in the marketplace. Core deposits are generated from a large base of consumer, corporate, agricultural and municipal customers, which over the past several years have become more geographically diverse as a result of the expansion of the Bank’s businesses. Nevertheless, in recent years the Bank has faced increased competition in offering services and products from a large array of financial market participants, including banks, thrifts, credit unions, mutual funds, securities dealers and others. Core deposits financed 78.3% of the Bank’s earning assets at December 31, 2020 compared with 77.1% at December 31, 2019. This increase is a result of our continued success in developing relationships with new customers as well as expanding relationships with existing customers. For 2021, cash for asset growth is expected to continue to come from core deposit growth.

The Bank’s retail “core” deposit base has been historically loyal. An overwhelming percentage of customers with time deposit accounts maintain their deposits with the Bank upon maturity. Moreover, concurrent with the Bank’s growth strategies, similar new retail markets have been entered into during the last twelve years expanding the Bank’s customer base. Historically, these new markets reflect the same customer loyalty patterns. In addition, the Bank has focused on garnering a larger deposit share of the markets it currently services.

The Bank supplements funding provided through core deposits with various short-term and long-term wholesale sources, including brokered certificates of deposit, federal funds purchased, and borrowings from the Federal Home Loan Bank of New York (FHLB). As of December 31, 2020 and December 31, 2019, the Bank had $162.9 million and $125.2 million, respectively, of availability from the Federal Home Loan Bank of New York, subject to collateral availability. The increase in funds availability at the end of 2020 was due to the increased level of deposits held at the Bank, eliminating any need for short term borrowing.

The Bank also has the ability to borrow from the Federal Reserve Bank of New York (FRB). The amount of borrowing capacity at the FRB is dependent upon the balance of loans and securities pledged as collateral. There were no borrowings outstanding under this facility, December 31, 2020 or December 31, 2019. Additional sources of funding are available to the Bank through arrangements for unsecured short-term borrowings from other banks. There were no unsecured short-term borrowings from other banks outstanding December 31, 2020 or December 31, 2019. In general, these borrowings would be unsecured and would mature within one to five business days. Should the Bank experience a substantial deterioration in its financial condition or should the availability of short-term funding become restricted, the Bank’s ability to obtain funding from these sources could be negatively impacted.

Other sources of liquidity include maturities of investment securities, repayment of loans and cash generated from operations, such as fees collected for services. See “Business - Investments” for a maturity distribution of the Bank’s investment securities portfolio. We also engage in various capital management strategies such as the rights offering and supplemental offering being made by this offering circular to assist us in meeting our liquidity needs.

Management closely monitors the Bank’s liquidity positions for compliance with internal policies and believes the available sources of liquidity are adequate to meet funding needs anticipated in the normal course of business. Management does not anticipate engaging in any activities, either currently or in the long-term, which would cause a significant strain on our liquidity.

The relationship between our consolidated gross loans and consolidated total deposits provides a useful measure of our liquidity. Repayment of loans tends to be less predictable than the maturity of investments and other liquid resources; therefore, the higher our consolidated loan-to-deposit ratio the lower our long-term liquidity. On the other hand, since we realize greater yields and higher interest income on loans than we do on investments, a lower loan-to-deposit ratio can adversely affect interest income and earnings. As a result, management's goal is to achieve a loan-to-deposit ratio that appropriately balances the requirements of liquidity and the need to generate a fair return on assets. At December 31, 2020, the ratio of loans-to-deposits was 79.3% compared to 83.8% at December 31, 2019.

The Company has not identified any trends or circumstances that are reasonably likely to result in material increases or decreases in liquidity in the near term.

Off-Balance-Sheet Obligations

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheet. The Bank's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Bank's contingent liabilities and commitments as of December 31, 2020, December 31, 2019 and December 31, 2018 are as follows:

(In thousands)

	December 31,	December 31,	December 31,
	2020	2019	2018
Commitments to grant loans	$153,252	$59,263	$75,483
Unfunded commitments under commercial lines of credit	138,289	106,722	102,865
Unfunded commitments under consumer lines of credit	103,365	91,075	85,939
Standby letters of credit	9,513	9,389	10,396
Total	$404,419	$266,449	$274,683

Capital

Capital adequacy refers to the level of capital required to sustain asset growth over time and to fund our dividend and interest payments. Our objective is to maintain a level of capitalization that is sufficient to take advantage of profitable growth opportunities while meeting regulatory requirements. The primary measures used by management to monitor our capital adequacy are the bank regulatory capital requirements.

Our primary source of capital has been the Bank’s retained earnings and our capital raising transactions. During the last three years our stockholders’ equity has increased to $95.4 million as of December 31, 2020, from $78.0 million at December 31, 2018.

The proceeds from the current offering of common stock are part of management's capital planning policy to ensure compliance with regulations, including Basel III which requires higher capital levels, and to permit future expansion. The infusion of this new capital is expected to increase our capital resources and to have a positive impact on the consolidated capital position of Lyons Bancorp, Inc. and the Bank.

Critical Accounting Policies, Judgments and Estimates

Our accounting and reporting policies conform with accounting principles generally accepted in the United States of America and general practices within the financial services industry. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and the assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

We have developed a methodology to measure the amount of estimated loan loss exposure inherent in the loan portfolio to assure that an adequate allowance is maintained. Our methodology is based upon guidance provided in SEC Staff Accounting Bulletin No. 102, Selected Loan Loss Allowance Methodology and Documentation Issues and includes allowance allocations calculated in accordance with Accounting Standards Codification (“ASC”) Topic 310, Receivables, and allowance allocations calculated in accordance with ASC Topic 450 Contingencies. The Company’s methodology for determining and allocating the allowance for loan losses focuses on ongoing reviews of larger individual loans and leases, historical net charge-offs, delinquencies in the loan portfolio, the level of impaired and nonperforming assets, values of underlying loan collateral, the overall risk characteristics of the portfolios, changes in character or size of the portfolios, geographic location, current economic conditions, changes in capabilities and experience of lending management and staff, and other relevant factors. The various factors used in the methodologies are reviewed on a periodic basis.

The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. While management uses available information to recognize losses on loans, further reductions in the carrying amounts of loans may be necessary because of uncertainties associated with local economic conditions, collateral values and future cash flows on impaired loans. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Another critical accounting policy is the policy for pensions and other post-retirement benefits. The calculation of the expenses and liabilities related to pensions and post-retirement benefits requires estimates and assumptions of key factors including, but not limited to, discount rate, return on plan assets, future salary increases, employment levels, employee retention, and life expectancies of plan participants. We use an actuarial firm in making these estimates and assumptions. Changes in these assumptions due to market conditions, governing laws and regulations, or Company specific circumstances may result in material changes to our pension and other post-retirement expenses and liabilities.

Another critical accounting policy is the policy for reviewing available-for-sale securities and held-to-maturity securities to determine if declines in fair value below amortized cost are other-than-temporary as required by FASB ASC Topic 320, Investments – Debt and Equity Securities. When an other-than-temporary impairment has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether we intend to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If we intend to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If we do not intend to sell the security and it is not more likely than not that we will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings. In estimating other-than-temporary impairment losses, management considers, among other factors, the length of time and extent to which the fair value has been less than cost, the financial condition and near term prospects of the issuer, underlying collateral of the security, and the structure of the security.

Supervision and Regulation

Bank holding companies, financial holding companies and national banks are extensively regulated under both state and federal law. The following is a summary of certain laws and regulations that affect Lyons Bancorp, Inc. and the Bank. It is not intended to be an exhaustive description of the laws and regulations applicable to Lyons Bancorp, Inc. and the Bank. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the actual statutes and regulations. Any change in applicable laws or regulations may have a material adverse effect on our business and prospects and those of the Bank.

Supervision, regulation and examination of Lyons Bancorp, Inc. and the Bank are designed primarily for the protection of depositors and not for Lyons Bancorp, Inc. or its shareholders.

Bank Holding Company Regulation

General

Lyons Bancorp, Inc. is a bank holding company under the Bank Holding Company Act of 1956 (the “BHCA”) and the Gramm-Leach-Bliley Act of 1999 (the “GLB Act”). As such, we are regulated by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”). As a bank holding company, we are required to file with the Federal Reserve Board an annual report and additional information as required by the Federal Reserve Board pursuant to the BHCA. The Federal Reserve Board makes regular examinations of us and may make examinations of our subsidiaries.

Acquisition of Banks

The BHCA requires prior approval of the Federal Reserve Board where a bank holding company proposes to acquire direct or indirect ownership of control of more than 5% of the voting shares of any bank (unless it owns a majority of such bank’s voting shares) or otherwise to control a bank or to merge or consolidate with any other financial or bank holding company. This requirement could have the effect of delaying or preventing any potential merger with, or acquisitions by, other institutions, which could limit our growth and the return to investors.

Permitted Activities

In November 1999, Congress enacted the GLB Act, which made substantial revisions to the statutory restrictions separating banking activities from certain other financial activities. Under the GLB Act, bank holding companies that are well capitalized and well managed and meet certain other conditions can elect to become “financial holding companies.”

A bank holding company may acquire direct or indirect ownership or control of voting shares of any company that is engaged directly or indirectly in banking, managing or controlling banks, or performing services for its authorized subsidiaries. A bank holding company may also engage in or acquire an interest in a company that engages in activities which the Federal Reserve has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

Source of Financial Strength

The Federal Reserve Board policy requires that a bank holding company serve as a source of financial and managerial strength to its subsidiary banks and not conduct its operations in an unsafe or unsound manner. In addition, it is the Federal Reserve Board’s policy that, in serving as a source of strength to its subsidiary banks, a financial holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks. This support may be required during periods of financial stress or adversity, in circumstances where we might not do so absent such policy. A bank holding company is expected to maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. The failure of a bank holding company to serve as a source of strength to its subsidiary banks generally would be considered by the Federal Reserve Board to be an unsafe and unsound banking practice, a violation of Federal Reserve Board regulations, or both. This policy could, however, limit our growth and the return to investors by restricting activities in which we may engage, such as the payment of dividends and mergers with or acquisitions by other institutions.

Transactions With Affiliates

Lyons Bancorp, Inc. is a legal entity separate and distinct from the Bank. The Bank is subject to restrictions under federal law which limits the extensions of credit to, and certain other transactions with, affiliates. Lyons Bancorp, Inc. and the Bank are subject to Section 23A of the Federal Reserve Act. Section 23A defines “covered transactions,” which include extensions of credit, and limits a bank’s covered transactions with any affiliate to 10% of that bank’s capital and surplus. All covered and exempt transactions between a bank and its affiliates must be on terms and conditions consistent with safe and sound banking practices, and banks and their subsidiaries are prohibited from purchasing low-quality assets from the bank’s affiliates. Finally, Section 23A requires that all of a bank’s extensions of credit to an affiliate be appropriately secured by acceptable collateral, generally United States government or agency securities.

Bank Regulation

Office of the Comptroller of the Currency Supervision

The Bank is a national bank and as such is supervised and regularly examined by the Office of the Comptroller of the Currency (“OCC”). The various laws and regulations administered by the OCC affect corporate practices such as payment of dividends, incurring debt and acquisition of financial institutions and other companies, and affect business practices such as payment of interest on deposits, the charging of interest on loans, types of business conducted and location of offices. There are no regulatory orders or outstanding issues resulting from regulatory examinations of the Bank. These regulations could have the effect of limiting our growth and the return to investors by restricting our ability as parent company to the Bank, to declare dividends or engage in mergers with, or acquisitions by, other institutions.

FDIC Insurance Assessments

The Bank’s deposits are insured primarily by the Federal Deposit Insurance Corporation’s (“FDIC”) Bank Insurance Fund. The Bank is subject to FDIC deposit insurance assessments. It is possible that insurance assessments could be increased and it is possible that there may be additional special assessments.

FDIA/FIRA

Under the Federal Deposit Insurance Act (“FDIA”), the OCC possesses the power to prohibit institutions regulated by it (such as the Bank) from engaging in any activity that would be unsafe and unsound banking practice or would otherwise be in violation of law. Moreover, the Financial Institutions and Interest Rate Control Act of 1978 (“FIRA”) sets forth circumstances under which officers or directors of a bank may be removed by the institution’s federal supervisory agency, restricts lending by a bank to its executive officers, directors, principal shareholders or related interests thereof, restricts management personnel of a bank from serving as directors or in other management positions with certain depository institutions whose assets exceed a specific amount or which have an office within a specified geographic area, and restricts management personnel from borrowing from another institution that has a correspondent relationship with their bank. Additionally, FIRA provides that no person may acquire control of a bank unless the appropriate federal supervisory agency has been given 60 days prior written notice and within that time has not disapproved the acquisition or extended the period for disapproval. This requirement could have the effect of delaying or preventing any potential merger with, or acquisitions by, other institutions, which could limit our growth and the return to investors.

Fiscal and Monetary Policies

Our operations and those of the Bank are affected not only by general economic conditions, but also by the economic and monetary policies of various regulatory authorities. In particular, the Federal Reserve Board (“FRB”) regulates money, credit and interest rates in order to influence general economic conditions. These policies have a significant influence on overall growth and distribution of loans, investments and deposits, and affect interest rates charged on loans or paid for time and savings deposits. FRB monetary policies have had a significant effect on the operating results of commercial banks in the past, including the Bank, and are expected to continue to do so in the future.

Limits on Dividends and Other Payments

Under the New York Business Corporation Law, or BCL, Lyons Bancorp, Inc. may pay dividends only if it is not insolvent and the payment would not render it insolvent. “Insolvent” means unable to pay debts as they become due in the usual course of business. Under the BCL, dividends may only be paid out of earned (and, under limited circumstances, capital) surplus, and its net assets remaining after the payment of the dividend must be at least equal to the amount of its stated capital.

We expect dividends from the Bank to constitute our major source of funds for servicing our debt and paying cash dividends on our common stock. Federal statutes, regulations and policies limit the circumstances under which the Bank may pay dividends, extend credit or otherwise supply funds to us. For example, as a national bank subject to the jurisdiction of the Federal Reserve Board and the OCC, the Bank must obtain approval for any dividend if the total of all dividends declared in any calendar year would exceed the total of its net profits, as defined by applicable regulations, for that year, combined with its retained net profits for the preceding two years. Furthermore, the Bank may not pay a dividend in an amount greater than its undivided profits then on hand after deducting its losses and bad debts, as defined by applicable regulations. At December 31, 2020, the Bank had approximately $19.0 million in retained earnings legally available for the payment of dividends without regulatory approval.

In addition, the FRB and the OCC are authorized to determine under certain circumstances that the payment of dividends would be unsafe or unsound practice and to prohibit payment of such dividends. The payment of dividends that deplete a bank’s capital base could be deemed to constitute such an unsafe or an unsound practice. The FRB has indicated that banking organizations should generally pay dividends only out of current operating earnings.

Capital Requirements

Regulators have established minimum capital ratios for bank holding companies and depository institutions. As a bank holding company, Lyons Bancorp, Inc. is required to maintain Tier 1 capital and “total capital” (the sum of Tier 1, Tier 2 and Tier 3 capital) equal to at least 6.0% and 8.0%, respectively, of its total risk-weighted assets. The Bank, like other depository institutions, is required to maintain similar capital levels under capital adequacy guidelines. For a depository institution to be “well capitalized” under the regulatory framework for prompt corrective action, its Tier 1 and total capital ratios must be at least 8.0% and 10.0% on a risk-adjusted basis, respectively.

Bank holding companies and banks are also required to comply with minimum leverage ratio requirements. The leverage ratio is the ratio of a banking organization’s Tier 1 capital to its total adjusted quarterly average assets. The minimum permissible leverage ratio is 3.0% for bank holding companies and banks that either have the highest supervisory rating or have implemented the appropriate federal regulatory authority’s risk-adjusted measure for market risk. All other financial holding companies and banks are required to maintain a minimum leverage ratio of 4.0%, unless a different minimum is specified by an appropriate regulatory authority. For a depository institution to be considered “well capitalized” under the regulatory framework for prompt corrective action, its leverage ratio must be at least 5.0%.

All bank holding companies and banks are expected to hold capital commensurate with the level and nature of their risks, including the volume and severity of their problem loans. Federal Reserve’s guidelines indicate that the Federal Reserve will continue to consider a “Tangible Tier 1 Leverage Ratio,” calculated by deducting all intangibles, in evaluating proposals for expansion or new activity. The Federal Reserve has not advised us of any specific minimum Leverage Ratio or Tangible Tier 1 Leverage Ratio.

In July 2013, the FRB approved and published the final Basel III Capital Rules establishing a new comprehensive capital framework for U.S. banking organizations. The rules implement the Basel Committee’s December 2010 framework known as “Basel III” for strengthening international capital standards as well as certain provisions of the Dodd-Frank Act. The Basel III Capital Rules substantially revise the risk-based capital requirements applicable to bank holding companies and depository institutions, compared to the prior U.S. risk-based capital rules. The Basel III Capital Rules define the components of capital and address other issues affecting the numerator in banking institutions’ regulatory capital ratios. The Basel III Capital Rules also address risk weights and other issues affecting the denominator in banking institutions’ regulatory capital ratios and replace the existing risk-weighting approach, which was derived from the Basel I capital accords of the Basel Committee, with a more risk-sensitive approach based, in part, on the standardized approach in the Basel Committee’s 2004 “Basel II” capital accords. The Basel III Capital Rules also implement the requirements of Section 939A of the Dodd-Frank Act to remove references to credit ratings from the federal banking agencies’ rules. The Basel III Capital Rules were effective on January 1, 2015 (subject to a phase-in period).

The Basel III Capital Rules, among other things, (i) introduce a new capital measure called “Common Equity Tier 1” (“CET1”), (ii) specify that Tier 1 capital consists of CET1 and “Additional Tier 1 capital” instruments meeting specified requirements, (iii) define CET1 narrowly by requiring that most deductions/adjustments to regulatory capital measures be made to CET1 and not to the other components of capital and (iv) expand the scope of the deductions/adjustments as compared to existing regulations.

Under the Basel III Capital Rules, the initial minimum capital ratios as of March 31, 2020 are as follows:

•	4.5% CET1 to risk-weighted assets;
•	6.0% Tier 1 capital (CET1 plus Additional Tier 1 capital) to risk-weighted assets;
•	8.0% Total capital (Tier 1 capital plus Tier 2 capital) to risk-weighted assets; and
•	When fully phased in on January 1, 2019, the Basel III Capital Rules will require us to maintain (i) a minimum ratio of CET1 to risk-weighted assets of at least 4.5%, plus a 2.5% “capital conservation buffer” (which is added to the 4.5% CET1 ratio as that buffer is phased in, effectively resulting in a minimum ratio of CET1 to risk-weighted assets of at least 7% upon full implementation), (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation), (iii) a minimum ratio of Total capital (that is, Tier 1 plus Tier 2) to risk-weighted assets of at least 8.0%, plus the capital conservation buffer (which is added to the 8.0% total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5% upon full implementation) and (iv) a minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average assets.

The aforementioned capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET1 to risk-weighted assets above the minimum but below the conservation buffer will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

The Basel III Capital Rules impose stricter regulatory capital deductions from and adjustments to capital, with most deductions and adjustments taken against CET1 capital. These include, for example, the requirement that (i) mortgage servicing assets, net of associated deferred tax liabilities; (ii) deferred tax assets, which cannot be realized through net operating loss carrybacks, net of any relative valuation allowances and net of deferred tax liabilities; and (iii) significant investments (i.e. 10% or more ownership) in unconsolidated financial institutions be deducted from CET1 to the extent that any one such category exceeds 10% of CET1 or all such categories in the aggregate exceed 15% to CET1. Under the Basel III Capital Rule, the effect of certain accumulated other comprehensive items are not excluded, which could result in significant variations in the level of capital depending upon the impact of interest rate fluctuations on the fair value of our securities portfolio. Based on our asset size, there was a one-time option of deciding whether to permanently opt-out of the inclusion of accumulated other comprehensive income in the capital calculations, which we elected to do.

The Basel III Capital Rules also require the phase-out of certain hybrid securities, such as trust preferred securities, as Tier 1 capital of bank holding companies in equal installments between 2013 and 2021. Trust preferred securities no longer included in Tier 1 capital may nonetheless be included as a component of Tier 2 capital. However, because our trust preferred securities were issued prior to May 19, 2010, and because our total consolidated assets were less than $15.0 billion as of December 31, 2009, the trust preferred securities are permanently grandfathered under the final rule and may continue to be included as Tier 1 capital.

Implementation of the deductions and other adjustments to CET1 began on January 1, 2015 and will be phased-in over a four-year period (beginning at 40% on January 1, 2015 and an additional 20% per year thereafter). The implementation of the capital conservation buffer began on January 1, 2021 at the 0.625% level and be phased in over a four-year period (increasing by that amount on each subsequent January 1, until it reaches 2.5% on January 1, 2019).

The Standardized Approach Proposal expanded the risk-weighting categories from the current four Basel I-derived categories (0%, 20%, 50% and 100%) to a much larger and more risk-sensitive number of categories, depending on the nature of the assets, generally ranging from 0% for U.S. government and agency securities, to 600% for certain equity exposures, and resulting in higher risk weights for a variety of asset categories, including many residential mortgages and certain commercial real estate. Specifics include, among other things:

•	Applying a 150% risk-weight instead of a 100% risk-weight for certain high volatility commercial real estate acquisition, development and construction loans.
•	Assigning a 150% risk-weight to exposures (other than residential mortgage exposures) that are 90 days past due.

The OCC imposes on the Bank the same capital requirements as apply to Lyons Bancorp, Inc. under the Federal Reserve Board risk-based guidelines. As of December 31, 2020, all of the capital ratios of Lyons Bancorp, Inc. and the Bank exceeded the required minimums. These requirements, however, could limit our growth and the return to investors by restricting the activities in which we may engage such as the payment of dividends and mergers with, or acquisitions by, other institutions.

The following table shows the risk-based capital ratios and leverage ratio for Lyons Bancorp, Inc., compared to regulatory requirements for each at December 31, 2020:

	Regulatory	Lyons Bancorp, Inc.
Capital Ratio	Minimum	Amount	Percentage
Total risk based:	8.00%
Actual		$109,685	11.5%
Minimum required(1)		$95,534	10.0%
Tier 1 risk based:	6.00%
Actual		$97,620	10.2%
Minimum required(1)		$76,427	8.0%
Common equity tier 1:	4.50%
Actual		$96,363	10.1%
Minimum required(1)		$62,097	6.5%
Leverage Ratio:	4.00%
Actual		$97,620	6.9%
Minimum required(1)		$70,245	5.0%

(1)	Represents the highest (well-capitalized) minimum requirement. Financial institutions that are contemplating acquisitions or are anticipating or experiencing significant growth may be required to maintain substantially higher capital ratios.

Community Reinvestment Act

The Community Reinvestment Act of 1977 (“CRA”) requires the OCC to assess the record of all financial institutions regulated by it to determine if these institutions are meeting the credit needs of their communities (including low and moderate income neighborhoods) and to take this record into account in its evaluation of any application made by any such institutions for, among other things, approval of branch or other deposit facilities, office relocations, and mergers or acquisitions of bank shares. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The Financial Institutions Reform, Recovery and Enforcement Act (see below) amended the Community Reinvestment Act to require, among other things, which the OCC make available to the public an evaluation of each bank’s record meeting the credit needs of its entire community, including low and moderate income neighborhoods. This evaluation includes a rating of “outstanding,” “satisfactory,” “needs to improve” or “substantial noncompliance” and a statement describing the basis for the rating. In its last examination issued on December 2, 2013, the OCC assigned a rating of “satisfactory” to the Bank.

In the case of a bank holding company applying for approval to acquire a bank or other bank holding company, the Federal Reserve will assess the records of each subsidiary depository institution of the applicant bank holding company, and such records may be the basis for denying the application. A less than satisfactory CRA rating will slow, if not preclude expansion of banking activities. This could limit our growth and the return to investors by restricting these activities.

Current CRA regulations rate institutions based on their actual performance in meeting community credit needs. CRA performance is evaluated by the FDIC, Lyons Bancorp, Inc.’s primary federal regulator using a lending test, an investment test, and a service test. The FDIC also will consider: (a) demographic data about the community; (b) the institution’s capacity and constraints; (c) the institution’s product offerings and business strategy; and (d) data on the prior performance of the institution and similarly situated lenders. Bank holding company subsidiaries must receive “satisfactory” or better CRA ratings to engage in bank holding company or subsidiary activities permitted by the GLB Act.

The GLB Act requires banks and their affiliates companies to adopt and disclose privacy policies, including policies regarding the sharing of personal information they obtain from customers with third parties.

Financial Institutions Reform, Recovery and Enforcement Act

The Financial Institutions Reform Recovery and Enforcement Act (“FIRREA”) gives federal banking agencies broader and more stringent enforcement authorities reaching a wider range of persons and entities. For example, FIRREA (1) increases civil and criminal penalties; and (2) expands the universe of persons subject to enforcement under FDIA by specifying that an “institution-affiliated party” subject to enforcement means (a) any director, officer, employee, or controlling shareholder (other than a bank holding company) of, or agent for, an insured depository institution; (b) any other person who has filed or is required to file a change-in-control notice; (c) any shareholder (other than a bank holding company), consultant, joint venture partner, and any other person as determined by the appropriate federal banking agency (by regulation or on a case-by-case basis) who participates in the conduct of the affairs of an insured depository institution; and (d) any independent contractor (including an attorney, appraiser or accountant) who knowingly or recklessly participates in any violation of any law or regulation, any breach of fiduciary duty or any unsafe or unsound practice which caused or is likely to cause more than a minimal financial loss to, or a significant adverse effect on, the institution.

FIRREA also provides that, in addition to any other rights of the FDIC under applicable law, a director or officer of a depository institution may be held personally liable for monetary damages in any action brought by or for the benefit of the FDIC as conservator or receiver, assigned from the FDIC as conservator or receiver, or assigned in connection with an assistance transaction, if the director or officer was grossly negligent or engaged in more culpable conduct (such as intentional malfeasance). This provision preempts any contrary state law, including presumably, state law provisions designed to impose a lower standard of conduct for the culpability of corporate directors.

Federal Deposit Insurance Corporation Improvement Act of 1991

In 1991, the Congress enacted the FDICIA. FDICIA substantially revises the depository institution regulatory and funding provisions of the Federal Deposit Insurance Act and makes revisions to several other federal banking statutes.

FDICIA requires the federal banking regulators to take prompt corrective action in respect of depository institutions that do not meet minimum capital requirements. FDICIA establishes five capital categories: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.”

Under the regulations, a “well capitalized” institution has a minimum total capital to total risk-weighted assets ratio of at least 10%, a minimum Tier 1 capital to total risk-weighted assets ratio of at least 6%, a minimum leverage ratio of at least 5% and is not subject to any written order, agreement, or directive; an “adequately capitalized” institution has a total capital to total risk-weighted assets ratio of at least 8%, a Tier 1 capital to total risk-weighted assets ratio of at least 4%, and a leverage ratio of at least 4% (3% if given the highest regulatory rating and not experiencing significant growth), but does not qualify as “well capitalized.” An “undercapitalized” institution fails to meet any one of the three minimum capital requirements. A “significantly undercapitalized” institution has a total capital to total risk-weighted assets ratio of less than 6%, a Tier 1 capital to total risk-weighted assets ratio of less than 3% or a Tier 1 leverage ratio of less than 3%. A “critically undercapitalized” institution has a Tier 1 leverage ratio of 2% or less. Under certain circumstances, a “well capitalized,” “adequately capitalized” or “undercapitalized” institution may be required to comply with supervisory actions as if the institution was in the next lowest capital category. The Bank is currently classified by the FDIC as “well capitalized.”

FDICIA generally prohibits a depository institution from making any capital distribution (including payment of dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are also subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions are subject to growth and activity limitations and are required to submit “acceptable” capital restoration plans. Such a plan will not be accepted unless, among other things, the depository institution’s holding company guarantees the capital plan, up to an amount equal to the lesser of five percent of the depository institution’s assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. The federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution’s capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized and may be placed into conservatorship or receivership.

Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, more stringent requirements to reduce total assets, cessation of receipt of deposits from correspondent banks, further activity restricting prohibitions on dividends to the holding company and requirements that the holding company divest its bank subsidiary, in certain instances. Subject to certain exceptions, critically undercapitalized depository institutions must have a conservator or receiver appointed for them within a certain period after becoming critically undercapitalized.

Consumer Regulations

Interest and certain other charges collected or contracted for by the Bank are subject to state usury laws and certain federal laws concerning interest rates. The Bank’s loan operations are also subject to certain federal laws applicable to credit transactions, such as:

•	the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers;

•	the Home Mortgage Disclosure Act of 1975 requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs and the community it serves;

•	the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies; and

•	the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies.

The Dodd-Frank Act created the Consumer Financial Protection Bureau (“CFPB”) to centralize responsibility for consumer financial protection. The CFPB is responsible for implementing, examining and enforcing compliance with consumer protection laws. The CFPB has examination authority over all banks and savings associations with more than $10 billion in assets. For banks and savings associations less than $10 billion, the CFPB provides the prudential regulators with consumer compliance examination authority.

On January 10, 2013, the CFPB issued a final rule implementing the ability-to-repay and qualified mortgage (QM) provisions of the Truth in Lending Act, as amended by the Dodd-Frank Act (the “QM Rule”). The ability-to-repay provision requires creditors to make reasonable, good faith determinations that borrowers are able to repay their mortgages before extending the credit based on a number of factors and consideration of financial information about the borrower from reasonably reliable third-party documents. Under the Dodd-Frank Act and the QM Rule, loans meeting the definition of “qualified mortgage” are entitled to a presumption that the lender satisfied the ability-to-repay requirements. The presumption is a conclusive presumption/safe harbor for prime loans meeting the QM requirements, and a rebuttable presumption for higher-priced/subprime loans meeting the QM requirements. The definition of a “qualified mortgage” incorporates the statutory requirements, such as not allowing negative amortization or terms longer than 30 years. The QM Rule also adds an explicit maximum 43% debt-to-income ratio for borrowers if the loan is to meet the QM definition, though some mortgages that meet GSE, FHA and VA underwriting guidelines may, for a period not to exceed seven years, meet the QM definition without being subject to the 43% debt-to-income limits. The QM Rule became effective January 10, 2014. In October 2014, the CFPB published a final rule that allows lenders to cure loans that do not meet the “points and fees” test under the QM definition, but that otherwise satisfy the requirements of the QM. Pursuant to the final rule, lenders will be able to “cure” loans for which the points and fees exceed the 3% cap for QM by refunding the points and fees that exceed the 3% cap, with interest within 210 days after closing of the loan. The cure mechanism is available for loans closed on or after November 3, 2014 and before January 10, 2021. In November 2014, the CFPB published proposed amendments to the Mortgage Servicing Rules, which would further amend both Regulation X and Regulation Z. The proposed rule would, among other things, require servicers to provide certain borrowers with foreclosure protections more than once over the life of the loan, expand consumer protections to surviving family members and other homeowners, require servicers to notify borrowers when loss mitigation applications are complete, clarify when a borrower becomes delinquent and provide more information to borrower in bankruptcy.

USA Patriot Act of 2001

In October 2001, the USA Patriot Act of 2001 was enacted in response to the terrorist attacks in New York, Pennsylvania and Washington D.C. which occurred on September 11, 2001. The Patriot Act is intended to strengthen U.S. law enforcement's and the intelligence communities' abilities to work cohesively to combat terrorism on a variety of fronts. The potential impact of the Patriot Act on financial institutions of all kinds is significant and wide ranging. The Patriot Act contains sweeping anti-money laundering and financial transparency laws and imposes various regulations, including standards for verifying client identification at account opening, and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. Our failure to comply with these requirements could have serious legal and reputational consequences for us.

International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001

As part of the USA Patriot Act, Congress adopted the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001 (“IMLAFATA”). IMLAFATA amended the Bank Secrecy Act and adopted certain additional measures that increase the obligation of financial institutions, including Lyons Bancorp, Inc. and the Bank, to identify their customers, watch for and report upon suspicious transactions, respond to requests for information by federal banking regulatory authorities and law enforcement agencies, and share information with other financial institutions. The Secretary of the Treasury has adopted several regulations to implement these provisions. Lyons Bancorp, Inc. is also barred from dealing with foreign “shell” banks. In addition, IMLAFATA expands the circumstances under which funds in a bank account may be forfeited. IMLAFATA also amended the BHC Act and the Bank Merger Act to require the federal banking regulatory authorities to consider the effectiveness of a financial institution's anti-money laundering activities when reviewing an application to expand operations. Lyons Bancorp, Inc. has in place a Bank Secrecy Act compliance program.

Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), which was enacted in July 2010, significantly restructures the financial regulatory regime in the United States. Many of the Dodd-Frank Act’s provisions are subject to final rulemaking by the U.S. financial regulatory agencies, and the implications of the Dodd-Frank Act for our business will depend to a large extent on how such rules are adopted and implemented by the primary U.S. financial regulatory agencies. We continue to analyze the impact of rules adopted under the Dodd-Frank Act on our Company’s businesses. However, the full impact will not be known until the rules, and other regulatory initiatives that overlap with the rules are finalized and their combined impacts can be understood. Because we have total consolidated assets of less than $50 billion, we will be exempt from certain provisions of the Dodd-Frank Act which pertain only to larger institutions.

The Dodd-Frank Act broadened the base for FDIC insurance assessments. Beginning in the second quarter of 2011, assessments are based on average consolidated total assets less average Tier 1 capital and certain allowable deductions of a financial institution. The Dodd-Frank Act also permanently increased the maximum amount of deposit insurance for banks, savings institutions and credit unions to $250,000 per depositor retroactive to January 1, 2009. The Dodd-Frank Act also directs the FRB to promulgate rules prohibiting excessive compensation paid to bank holding company executives, regardless of whether the company is publicly traded. The Dodd-Frank Act established a new Bureau of Consumer Financial Protection (“CFPB”) with broad powers to supervise and enforce consumer protection laws. The CFPB has broad rule-making authority for a wide range of consumer protection laws that apply to all banks and savings institutions, including the authority to prohibit “unfair, deceptive or abusive” acts and practices. The CFPB has examination and enforcement authority over all banks and savings institutions with more than $10 billion in assets.

In addition, the Dodd-Frank Act, among other things:

•	weakened the federal preemption rules that have been applicable for national banks and gives the state attorneys general the ability to enforce federal consumer protection laws;
•	amended the Electronic Fund Transfer Act, which resulted in, among other things, the Federal Reserve Board issuing rules aimed at limiting debit-card interchange fees;
•	applied the same leverage and risk-based capital requirements that apply to insured depository institutions to most bank holding companies;
•	provided for an increase in the FDIC assessment for depository institutions with assets of $10 billion or more and increased the minimum reserve ratio for the deposit insurance fund from 1.15% to 1.35%;
•	imposed comprehensive regulation of the over-the-counter derivatives market, which would include certain provisions that would effectively prohibit insured depository institutions from conducting certain derivatives businesses in the institution itself;
•	repealed the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts;
•	provided mortgage reform provisions regarding a customer’s ability to repay, restricting variable-rate lending by requiring the ability to repay to be determined for variable-rate loans by using the maximum rate that will apply during the first five years of a variable-rate loan term, and making more loans subject to provisions for higher cost loans, new disclosures and certain other revisions; and
•	created the Financial Stability Oversight Council, which will recommend to the FRB rules for capital, leverage, liquidity, risk management and other requirements as companies grow in size and complexity.

The Dodd-Frank Act requires the federal financial regulatory agencies to adopt rules that prohibit banks and their affiliates from engaging in proprietary trading and investing in and sponsoring certain unregistered investment companies (defined as hedge funds and private equity funds). The statutory provision is commonly called the “Volcker Rule.” On December 10, 2013, the federal banking regulators and the SEC adopted final rules to implement the Volcker Rule. Although the Volcker Rule became effective on July 21, 2012 and the final rules are effective April 1, 2014, in connection with the adoption of the final rules on December 10, 2013 by the responsible agencies, the Federal Reserve issued an order extending the period during which institutions have to conform their activities and investments to the requirements of the Volcker Rule to July 21, 2015. We do not currently anticipate that the Volker Rule will have a material effect on us because we do not engage in the prohibited activities.

Future Legislation and Regulatory Initiatives

It is likely that additional legislation will be considered by Congress that, if enacted, could have a significant impact on the operations of banks and bank holding companies, including the Company and the Bank.

United States Federal Income Taxation

PROSPECTIVE INVESTORS ARE HEREBY INFORMED THAT ANY UNITED STATES FEDERAL TAX DISCUSSION OR CONCLUSIONS CONTAINED IN THIS OFFERING ARE NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF: (1) AVOIDING UNITED STATES FEDERAL TAX PENALTIES OR (2) PROMOTING, MARKETING OR RECOMMENDING TO ANOTHER PARTY THE TRANSACTIONS OR MATTERS DESCRIBED IN THIS OFFERING. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

General

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable U.S. Treasury Regulations, administrative rulings, judicial authorities and other applicable existing U.S. federal income tax authorities, all of which are subject to change or differing interpretations, possibly with retroactive effect, which could result in U.S. federal income tax consequences different from those discussed below.

The federal income tax considerations discussed below are necessarily general in nature, and their application may vary depending on an investor’s particular circumstances. Further, no representations are made in this offering as to state and local tax considerations. The discussion below is directed primarily to individual taxpayers who are citizens of the United States. You should consult your own tax adviser to ascertain how the federal income tax consequences of the ownership, exercise, and disposition of the subscription rights will impact your specific tax situation.

You should note that this discussion does not fully address the tax issues specific to corporations, tax-exempt entities subject to Subchapter F of the Code, including pension plans, profit sharing plans, IRAs and other tax-exempt retirement plans, and foreign taxpayers subject to Subchapter N of the Code, nor does it address state, local, and foreign tax considerations. This discussion addresses the major federal tax consequences to individuals of the ownership, exercise, and disposition of the subscription rights and ownership of any shares of common stock acquired upon the exercise of subscription rights and is intended to summarize the federal income tax considerations material to the receipt and exercise of subscription rights in the rights offering and the ownership and disposition of our common stock received on exercise of the subscription offering. There is uncertainty concerning a number of the tax issues discussed herein, and there can be no assurance that the positions taken by the Lyons Bancorp, Inc. or an investor will not be challenged by the IRS. The defense of such a challenge could result in substantial legal and accounting costs to an investor, even if the IRS proves unsuccessful. Further, we do not intend to request a ruling from the IRS with respect to any of the federal income tax matters discussed below, and on certain matters no ruling could be obtained even if requested.

This summary does not provide a complete analysis of all potential tax considerations. This summary is only applicable to U.S. holders (as defined below) of common stock who acquire the subscription rights pursuant to the terms of the rights offering, have held the common stock, as applicable, and will hold the subscription rights and any shares of common stock acquired upon the exercise of subscription rights, as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code. This summary does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances or particular situations, such as holders who may be subject to special tax treatment under the Code, including (without limitation) partnerships, dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or traders in securities that elect to use a mark-to-market method of accounting for their securities, persons holding subscription rights or common stock as part of a hedging, integrated or conversion transaction or a straddle, persons deemed to sell subscription rights or common stock under the constructive sale provisions of the Code, persons whose "functional currency" is not the U.S. dollar, investors in pass-through entities, foreign taxpayers and holders who acquired our common stock pursuant to the exercise of compensatory stock options or otherwise as compensation. This summary does not deal with any federal non-income, state, local or foreign tax consequences, estate or gift tax consequences, or alternative minimum tax consequences.

As used herein, the term "U.S. holder" means a beneficial owner of common stock that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence test under Section 7701(b) of the Code; (2) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust, if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and their partners should consult their tax advisors concerning the tax treatment of the receipt and exercise of subscription rights in the rights offering and the ownership and disposition of our common stock received on exercise of subscription rights.

For the foregoing reasons, you are urged to consult with your own tax advisor with respect to specific federal, state, and local income tax consequences arising from the acquisition and exercise of the subscription rights and the ownership and disposition of our common stock received on exercise of subscription rights.

Distribution of Subscription Rights

Although the tax consequence of the receipt of subscription rights by a U.S. holder are not free from doubt, Lyons Bancorp, Inc. believes that a U.S. holder should not be required to include any amount of income for U.S. federal income tax purposes as a result of the receipt of subscription rights. However, it is possible that the IRS may take a contrary view and require a U.S. holder to include in income the fair market value of subscription rights on the date of their distribution. We intend to treat the distribution of subscription rights pursuant to offering as a non-taxable transaction for U.S. federal income tax purposes and the remainder of this discussion assumes that the receipt of subscription rights will not be a taxable event for U.S. federal income tax purposes.

Stockholder Basis and Holding Period of the Subscription Rights

In general, your basis in the subscription rights received in the offering will be zero. However, if either: (i) the fair market value of the subscription rights on their date of distribution is 15% or more of the fair market value on such date of the common stock with respect to which they are received; or (ii) you properly elect on your U.S. federal income tax return for the taxable year in which you receive the subscription rights to allocate part of the basis of such common stock to the subscription rights, then a percentage of your basis in our common stock with respect to which the subscription rights are received will be allocated to the subscription rights. Such percentage will equal the product of your basis in our common stock with respect to which the subscription rights are received and a fraction, the numerator of which is the fair market value of a subscription right and the denominator of which is the fair market value of a share of our common stock plus the fair market value of a subscription right, all as determined on the date the subscription rights are distributed. A U.S. holder who wishes to make this election must attach a statement to this effect to the holder's U.S. federal income tax return for the tax year in which the subscription rights are received. The election will apply to all of the subscription rights received by the U.S. holder pursuant to the offering and, once made, will be irrevocable. We have not obtained, and do not currently intend to obtain, an appraisal of the fair market value of the subscription rights on the date the subscription rights are distributed. In determining the fair market value of the subscription rights, you should consider all relevant facts and circumstances, including any difference between the subscription price of the subscription rights and the trading price of our common stock on the date that the subscription rights are distributed, the length of the period during which the subscription rights may be exercised and the fact that the subscription rights are non-transferable.

Your holding period with respect to the subscription rights you receive will include your holding period for the common stock with respect to which the subscription rights were distributed.

Lapse of the Subscription Rights

If you allow the subscription rights you receive to expire unexercised, you will not recognize any gain or loss on the expiration of your subscription rights, and the tax basis of the common stock you own with respect to which such subscription rights were distributed will equal the tax basis in such common stock immediately before the receipt of the subscription rights in this rights offering.

Exercise of the Subscription Rights; Basis and Holding Period of Common Stock Acquired Upon Exercise

You will not recognize any gain or loss upon the exercise of your subscription rights. Your basis in the shares of common stock acquired through exercise of the subscription rights will be equal to the sum of the subscription price you paid to exercise the subscription rights and your basis in such subscription rights, if any. The holding period for the shares of common stock acquired through exercise of the subscription rights will begin on the date you exercise your subscription rights.

Distributions on Common Stock Received Upon Exercise of Subscription Rights

You will recognize income tax dividends upon the receipt of any dividend or other distribution on the shares of common stock you acquire upon exercise of the subscription rights to the extent of our current and accumulated earnings and profits for the taxable year in which the distribution is made. If you are a non-corporate holder, distributions paid out of current and accumulated earnings and profits will be qualified dividends and under current law will be taxed at the holder's long-term capital gains tax rate (a maximum rate of 15%, unless the taxpayer has 2021 taxable income of at least $445,851 if an individual or $501,601 if married filing jointly, then 20%), provided that the holder meets applicable holding period and other requirements. Distributions paid out of our current and accumulated earnings and profits received by corporate holders are taxable at ordinary corporate tax rates, subject to any applicable dividends-received deduction. A distribution in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital to the extent of your adjusted tax basis in your shares of common stock acquired upon exercise of the subscription rights, and thereafter will constitute capital gain from the sale or exchange of such shares of common stock.

Sale of Common Stock Acquired Upon Exercise of Subscription Rights

If you sell or exchange shares of common stock acquired upon exercise of the subscription rights, you generally will recognize gain or loss on the transaction equal to the difference between the amount realized and your basis in the shares of common stock. Such gain or loss upon the sale or exchange of the shares of common stock will be long-term or short-term capital gain or loss, depending on whether the shares of common stock have been held for more than one year. Under current law, long-term capital gains recognized by non-corporate holders are taxed at a maximum rate of 15%, unless the taxpayer has 2021 taxable income of at least $445,851 if an individual or $501,601 if married filing jointly, then 20%. Long-term capital gains recognized by corporations are taxable at ordinary corporate tax rates. Short-term capital gains of both corporate and non-corporate holders are taxed at a maximum rate equal to the maximum rate applicable to ordinary income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Under the backup withholding rules of the Code, you may be subject to information reporting and/or backup withholding with respect to payments of dividends on and proceeds from the sale, exchange or redemption of our shares of common stock unless you: (i) are a corporation or come within certain other exempt categories and, when required, demonstrate this fact; or (ii) provide a correct taxpayer identification number and certify under penalties of perjury that the taxpayer identification number is correct and that you are not subject to backup withholding because of a failure to report all dividends and interest income. Any amount withheld under these rules is allowable as a credit against (and may entitle you to a refund with respect to) your federal income tax liability, provided that the required information is furnished to the IRS. We may require you to establish your exemption from backup withholding or to make arrangements satisfactory to us with respect to the payment of backup withholding.

The foregoing summary is included for general information only. Accordingly, you are urged to consult with your own tax advisor with respect to the particular Federal, State, local and foreign tax consequences of the receipt and exercise of subscription rights in this offering and the ownership and disposition of our common stock received on exercise of subscription rights applicable to your own particular tax situation.

ERISA Considerations

The following is a summary of certain considerations associated with the purchase of shares by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts, Keogh plans and other arrangements that are subject to Section 4975 of the Code or provisions under any federal, state, local, non-U.S. or other laws, rules or regulations that are similar to such provisions of ERISA and the Code, which is referred to collectively as similar laws, and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements, which is referred to collectively as plans.

Subject to the considerations discussed below, we may accept subscriptions from investors (“Benefit Plan Investors”) using the plan assets of employee benefit plans and retirement arrangements (“Plans”), including, without limitation, (i) employee benefit plans subject to ERISA; (ii) plans and accounts subject to Section 4975 of the Code (including, without limitation, individual retirement accounts, individual retirement annuities, Archer MSAs, health savings accounts, Coverdell education savings accounts); and (iii) any entity deemed to hold “plan assets” of any such employee benefit plan or other plan described in (i) through (iii).

This discussion does not purport to constitute a thorough analysis of ERISA. ERISA and its accompanying regulations are complex, and to a great extent, have not yet been interpreted by the courts or administrative agencies. Fiduciaries of Benefit Plan Investors are encouraged to consult legal counsel before investing. Prospective Benefit Plan Investors are particularly advised to read and seek further advice concerning material in this offering that addresses the nature, volatility, diversification, and liquidity of an investment in shares of Lyons Bancorp, Inc.

General Fiduciary Matters

ERISA imposes certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA, and prohibits certain transactions involving the assets of an ERISA plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises discretionary authority or control over the administration of such a Plan or the management or disposition of the assets of such a Plan, or who renders investment advice for a fee or other compensation to such a Plan, is generally considered to be a fiduciary of the Plan.

In considering an investment in shares of Lyons Bancorp, Inc. common stock of a portion of the assets of any Plan, a fiduciary should, at a minimum, consider:

•	whether the investment is in accordance with the documents and instruments governing such Plan;

•	whether the investment is reasonably designed to further the Plan’s purposes, taking into consideration the risk of loss and the opportunity for gain (or other return) associated with the investment;

•	whether the investment satisfies the prudence and diversification requirements of ERISA, if applicable;

•	whether the investment will result in Unrelated Business Taxable Income (“UBTI”) to the Plan;

•	whether there is sufficient liquidity for the Plan, considering the minimum distribution requirements under the Code and the liquidity needs of such Plan, after taking this investment into account;

•	the need to value the assets of the Plan annually; and

•	whether the investment would constitute or give rise to a direct or indirect prohibited transaction under ERISA or the Code, if applicable.

In addition, a fiduciary’s evaluation of an investment must be based only on factors the fiduciary prudently determines are expected to have a material effect on the risk and/or return of an investment based on appropriate investment horizons consistent with the Plan’s objectives and funding policy, unless the fiduciary is unable to distinguish on the basis of such pecuniary factors alone and satisfies certain documentation requirements with respect to the investment decision.

ERISA also requires generally that the assets of employee benefit plans be held in trust and that the trustee, or a duly authorized investment manager (within the meaning of Section 3(38) of ERISA), has exclusive authority and discretion to manage and control the assets of the Plan. Persons who are fiduciaries of employee benefit plans subject to ERISA have certain duties imposed on them by ERISA and certain transactions between an employee benefit plan and the parties in interest with respect to such Plan (including fiduciaries) are prohibited. Similar prohibitions apply to retirement plans under the Code and IRAs and Keogh plans covering only self-employed individuals, which are not subject to ERISA but are, nevertheless, subject to the prohibited transaction rules under the Code. For purposes of both ERISA and the Code, any person who exercises any authority or control with respect to the management or disposition of the assets of a retirement plan is considered to be a fiduciary of such retirement plan (subject to certain exceptions not relevant here).

Annual Valuation Requirement

Fiduciaries of Benefit Plan Investors are required to determine the fair market value of the assets of such Plans at least on an annual basis. If the fair market value of any particular asset is not readily available, the fiduciary is required to make a good faith determination of that asset’s value. Currently, neither the IRS nor the Department of Labor (“DOL”) has promulgated regulations specifying how “fair market value” should be determined.

Prohibited Transaction and Related Issues

Section 406 of ERISA and Section 4975 of the Code generally prohibit all Plans, including ERISA Plans from engaging in certain specified transactions involving plan assets with persons who are parties in interest within the meaning of Section 3(14) of ERISA or disqualified persons within the meaning of Section 4975 of the Code with respect to the Plan, referred to as parties in interest. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain Plans including those that are governmental plans, as defined in Section 3(32) of ERISA and Section 414(d) of the Code, certain church plans, as defined in Section 3(33) of ERISA and Section 414(e) of the Code with respect to which the election provided by Section 410(d) of the Code has not been made, and foreign plans (as described in Section 4(b)(4) of ERISA) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under similar laws.

The acquisition or holding of shares of Lyons Bancorp, Inc. common stock by a Plan with respect to which the Company or certain affiliates of the Company is or becomes a party in interest may constitute or result in prohibited transactions under Section 406 of ERISA or Section 4975 of the Code, unless the common stock is acquired or held pursuant to and in accordance with an applicable exemption. Accordingly, shares of the Company’s common stock may not be purchased or held by any Plan or any person investing Plan assets of any Plan, unless the purchase or holding is eligible for the exemptive relief available under a Prohibited Transaction Class Exemption, or PTE, such as PTE 96-23, PTE 95-60, PTE 91-38, PTE 90-01 or PTE 84-14, issued by the U.S. Department of Labor, or the purchase and holding of shares of the Company’s common stock is not prohibited on some other basis, such as the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code, for certain transactions with non-fiduciary service providers for transactions that are for adequate consideration.

Any person, Plan or other entity who or that acquires or holds Lyons Bancorp, Inc. common stock shall be deemed to have represented that such acquisition or holding will not violate the prohibited transaction provisions of ERISA nor create any excise tax liability under Section 4975 of the Code.

Plans Having Prior Relationships with Lyons Bancorp, Inc. or any of its Affiliates.

Certain prospective Benefit Plan Investors may currently maintain relationships with Lyons Bancorp, Inc. or other entities affiliated entities. Each of such persons may be deemed to be a party in interest to, or a fiduciary of, any Plan to which any of them provide investment management, investment advisory or other services. ERISA prohibits Plan assets to be used for the benefit of a party in interest and also prohibits a Plan fiduciary from using its position to cause the Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. Similar provisions are imposed by the Code. Benefit Plan Investors should consult with their counsel to determine if participation in the offering is a transaction which is prohibited by ERISA or the Code.

Also, similar laws governing the investment and management of the assets of governmental or non-United States plans may contain fiduciary and prohibited transaction requirements similar to those under ERISA and the Code discussed above. Accordingly, fiduciaries of such governmental or non-United States plans, in consultation with their advisors, should consider the impact of their respective laws and regulations on an investment in the common stock and the considerations discussed above, if applicable.

The discussion of ERISA and the Code in this offering is general in nature and is not intended to be all inclusive. Any person considering an investment in the common stock on behalf of a Plan should consult with its legal advisors regarding the consequences of such investment and consider whether the plan can make the representations noted above.

Further, the sale of investments to Plans is in no respect a representation by Lyons Bancorp, Inc. or any other person associated with the sale of the common stock that such securities meet all relevant legal requirements with respect to investments by Plans generally or by any particular Plan, or that such securities are otherwise appropriate for Plans generally or any particular Plan.

Management

Directors

Our Board of Directors currently consists of 13 persons. In accordance with our bylaws, our Board is divided into three classes as nearly equal in number as possible. The members of each class are elected for a term of three years with one class of directors elected annually. Each of our directors is also a director of the Bank.

The following table sets forth certain information with respect to our directors:

Name	Position	Age	Term of Office
Joseph P. Bartolotta	Director	50	Since November 2018
David J. Breen, Jr.	Director	64	Since May 2000
Clair J. Britt, Jr.	Director & Exec V-P of the Bank	58	Since December 2000
John A. Colaruotolo	Director	64	Since October 2018
Joseph Fragnoli	Director	66	Since December 2011
Dale H. Hemminger	Director	62	Since September 2004
James A. Homburger	Director	76	Since December 1994
Teresa M. Jackson	Director	58	Since January 2018
Thomas L. Kime	Director & President/CEO of the Bank	67	Since March 2005
Case Marshall	Director	50	Since November 2013
Bradley A. Person	Director	52	Since November 2010
Robert A. Schick	Chairman of the Board and President	72	Since January 1998
Kaye Stone-Gansz	Director	56	Since November 2013

Our Executive Officers and Those of the Bank

The following table sets forth certain information about our executive officers and those of the Bank. Each executive officer is elected by our Board of Directors and the Bank and each executive officer holds office at the discretion of the Board of Directors.

Name	Position	Age	Term of Office	Approximate Hours/Week for Part- Time Employees
Clair J. Britt, Jr.	Exec. V-P, Chief Comm. Lending Officer - Bank	58	Since April 2003	N/A
Stephen DeRaddo	Exec. V-P, Chief Credit Officer -Bank	61	Since March 2004	N/A
Thomas L. Kime	President, CEO - Bank	67	Since March 2004	N/A
Robert A. Schick	President & Chairman	72	Since January 1998	N/A
Chad J. Proper	Senior V-P, CFO - Bank, Treasurer and CFO	47	Since December 2016	N/A
Todd F. Juffs	Exec. V-P, Chief Tech. & Cybersecurity Officer - Bank	46	Since November 1997	N/A

There are no arrangements or understandings between our directors and officers and any other person pursuant to which they were selected to his or her office or position.

Family Relationships. There are no family relationships between any Director, Executive Officer or significant employees.

Business Experience of Directors and Executive Officers

The following is a brief description of the principal occupation and business experience of each of our directors and executive officers and those of the Bank for the last 5 years.

Robert A. Schick (Director; President and Chairman of the Board). Mr. Schick has been a Director and President of Lyons Bancorp, Inc. since January 1998; was the President and Chief Executive Officer of the Lyons National Bank from January 1998 until December 2020. Mr. Schick also served as Executive Vice President of Lyons Realty Associates Corp. during that time.

Clair J. Britt, Jr. (Director; Executive Vice President and Senior Commercial Lending Officer). Mr. Britt has been employed by the Bank as Executive Vice President and Chief Commercial Lending Officer since April 1998 and has been a Director since 2003. He is also President of Lyons Realty Associates Corp.

Thomas L. Kime (Director; President and Chief Executive Officer). Mr. Kime has been employed by the Bank since 2004 and has been a Director of Lyons Bancorp, Inc. since 2004. Since that time he served as Executive Vice-President and Chief Operating Officer of the Bank. In 2017, he became President of the Bank. In January 2021, Mr. Kime became President and Chief Executive Officer of the Bank. Prior to joining the Bank, Mr. Kime served as the President of The National Bank of Geneva from June 1989 to February 2003.

Chad J. Proper (Senior Vice President and Chief Financial Officer). Mr. Proper joined the Bank in 2016 as Treasurer of Lyons Bancorp, Inc. and Chief Financial Officer of The Lyons National Bank. Prior to joining the bank he was a Controller at BonaDent Dental Laboratories.

Stephen DeRaddo (Executive Vice President and Chief Credit Officer). Mr. DeRaddo joined the Bank in 2004 as Vice President, Commercial Loan Officer. In July 2006, Mr. DeRaddo was promoted to Senior Vice President, Retail Lending Officer and served in that capacity until January 2009. From January 2009 until 2019, he has served as the Executive Vice President, Senior Retail Lending Officer. In 2019, Mr. DeRaddo was promoted to Chief Credit Officer. Prior to joining the Bank he was employed as a Vice President of National Bank of Geneva.

David J. Breen, Jr. (Director). Mr. Breen, who is retired, was President and owner of KD Breen Inc., a supermarket operating company since 2007. Prior to 2007, he was Vice President of three retail supermarkets in Newark, Palmyra and Williamson, New York.

Joseph A. Fragnoli (Director). Mr. Fragnoli has been the President of Super Casuals since 1978. a clothing and apparel retail company. Mr. Fragnoli’s past and present board involvements include the Geneva YMCA, the Geneva Chamber of Commerce, the Geneva Business Improvement District and the Geneva Salvation Army.

Dale H. Hemminger (Director). Mr. Hemminger is a principal in Hemdale Farms, Inc., a New York corporation formed in 1976, a multi-enterprise vegetable, dairy and greenhouse farming operation.

James A. Homburger (Director). Mr. Homburger has been a licensed real estate broker since 1975, and owns several businesses throughout Wayne County, including Performance Properties, Spacemaker 14, Inc. and Filspace, Inc. He is also a partner in Silver Hills Associates, located in Newark, New York.

Case A. Marshall (Director). Mr. Marshall has been the Vice President and Chief Financial Officer of Marshall Brothers, Inc. and E&V Energy Corp, since 1996. Marshall Brothers, Inc. operates 18 convenience stores throughout Wayne, Cayuga, Oswego, Ontario, and Onondaga counties. E&V Energy Corp. offers home heating fuels and services with eight divisions located in Wayne, Cayuga, Cortland, Oswego, Ontario, Jefferson, Madison and Tompkins counties. Mr. Marshall is also the Chief Financial Officer and Secretary for Patriot Tank Lines, Inc. and Pyrus Energy, Inc.

Bradley A. Person (Director). Mr. Person is the President and owner of Nuttall Golf Cars, Inc. and Nuttall Golf Leasing, LLC, headquartered in Sodus, New York with branch offices in Sherman, New York and Butler, Pennsylvania. Prior to Nuttall Golf Cars, Inc., Mr. Person was employed for ten years as the controller for a commercial general contractor in Rochester, New York.

Teresa M. Jackson (Director). Ms. Jackson is the owner of Dudley Poultry Company, a wholesale food distributor and has been since 2001.

Kaye Stone-Gansz (Director). Ms. Stone-Gansz is the President and Chief Executive Officer of Stone Goose Enterprises, Inc., President of LaGasse Machine and Fabrication and President of Keg Rag Cellars located in Sodus, New York.

John A. Colaruotolo (Director). Mr. Colaruotolo is the President and Owner of Anco Properties/Builders, Inc., a developer and building contractor focusing on residential housing, and Casa Larga Vineyards.

Joseph P. Bartolotta (Director). Mr. Bartolotta is Senior Managing Director of R&M Associates, LLC, a family owned and operated real estate development and management company located in Auburn, NY.

Todd F. Juffs (Executive Vice President and Chief Technology & Cyber Security Officer. Mr. Juffs has served as Executive Vice President and Chief Technology & Cyber Security Officer of the Bank since November 1997.

Compensation of Directors

Directors, other than those employed by the Lyons Bancorp, Inc. or any of its subsidiaries in other capacities, receive a fee of $1,400 for each Board meeting and $250 for each committee meeting and a $10,000 retainer. The lead independent director receives a $20,000 retainer. Directors who are also officers of Lyons Bancorp, Inc. or any of its subsidiaries receive no compensation for attendance at a Board or Committee meeting. The aggregate annual compensation for the Company’s directors as a group for the fiscal year ended December 31, 2020 was $403,375. The group consisted of nine non-employee directors. In addition, four of our directors are eligible to receive compensation following separation of service under a Director Fee Continuation Agreement. Participating directors accrue benefits under the agreement based on the years of service. Following separation, these benefits are paid out over a term provided in the individual agreement with the director, or receive a long-term care policy.

Compensation of Executive Officers

The following table sets forth the annual remuneration of each of the highest paid persons who are officers or directors as a group during the Company’s last fiscal year.

Name	Capacities In Which Compensation Was Received	Cash Compensation	Other Compensation[1]	Total Compensation
Robert A. Schick	President, Chief Executive Officer2	$500,000	$50,000	$550,000
Thomas L. Kime	Exec. V-P, Chief Operating Officer3	$432,150	$51,177	$483,327
Stephen V. DeRaddo	Exec. V-P, Chief Credit Officer	$242,689	$26,606	$269,292

(1)	Comprised of deferred compensation, supplemental employee retirement payment, 401(k) contributions, split dollar life insurance and other benefits and compensation which does not exceed 10% of the total compensation earned by officer in fiscal year.
(2)

Mr. Schick retired as President and CEO of the Bank effective December 31, 2020. Beginning in January 2021, Mr. Schick is continuing as Chairman and President of the Company, and he and the Company have a general consulting arrangement relating to the services he is providing. Under this consulting arrangement, the Company pays Mr. Schick $161,475 annually.

(3)	Mr. Kime became President and Chief Executive Officer of the Bank effective January 1, 2021.

Deferred Compensation Arrangements

Deferred Compensation Agreements with Certain Executives

The Company has deferred compensation agreements with Messrs., Schick, Kime, Britt and DeRaddo whereby Company stock was awarded and vested each year. Awarded shares under these agreements are restricted from being sold until employment is terminated. The amount of awarded shares was based on the amount of deferred compensation earned divided by the value of the shares. Under these prior arrangements, the value of the shares purchased on the open market was the price paid and the value of shares from treasury was the average daily closing price of the stock for each day within the past quarter. In 2019, these agreements were amended to provide for the award of stock units under the 2019 Deferred Compensation Plan, described below.

2019 Deferred Compensation Plan

The Company has adopted the 2019 Deferred Compensation Plan. The purpose of the plan is to encourage the selected executives of the Bank to continue in their employment by providing the ability to earn additional retirement income. Participants in the plan are credited each quarter with a number of stock units equal to (i) a dollar amount set the award agreement; divided by (ii) fair market value of the Company's common stock for the applicable quarter. Stock units in the account are subject to vesting as set forth in the participant's award agreement. Upon one of the qualifying events under the plan, including, termination of employment, disability, death, or termination of employment within 18 months of a change in control, or hardship distribution, the participants are entitled to begin receiving distributions from the account. Distributions are paid in shares of the Company's common stock. The number of shares of common stock issued upon a distribution is the number equivalent to the number of stock units in the participant's account. The stock is distributed according to the distribution schedule in each participant's award agreement.

Supplemental Retirement Benefits

The Bank maintains supplemental employee retirement plans (the “SERP”) for certain executives, including Messrs. Schick, Kime, DeRaddo, Britt, Proper and Juffs. All benefits provided under the SERP are unfunded and, as these executives retire, the Bank will make payments to plan participants.

Severance Agreements

The Company has entered into severance agreements with key executives, providing for the one time lump sum payment in the amount of one and one-half times the executive’s annual base salary immediately preceding a change in control. In addition, to the extent the payment to be made to the executive is deemed an “excess parachute payment” under the Code and the executive may be obligated to pay an excise tax associated with such excess parachute payment. In such an event, the Company is obligated to reimburse the executive in full for both the amount of any such excise tax owed upon such excise parachute payments and any excise or ordinary income taxes owed in connection with the payment.

Interest of Management and Others in Certain Transactions

Certain of our directors and officers and those of the Bank, members of their families and companies or firms with which they are associated, are customers of the Bank and have banking transactions and other transactions with the Bank in the ordinary course of business. All loans and commitments to loan included in such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, in the opinion of management, did not involve more than a normal risk of collectability or present other unfavorable features. None of such loans outstanding to our directors or officers, members of their families or firms with whom our directors or officers are associated were nonperforming as of June 30, 2021. Maximum credit exposure to all of our directors and executive officers and those of the Bank amounted to $15.2 million at June 30, 2021.

The following table sets forth information regarding loans made by the Bank over $120,000 since January 1, 2019, to its directors and affiliates, executive officers and immediate family members of directors and officers and outstanding balances as of June 30, 2021:

Name	Position	Date	Amount
Robert A. Schick	President & Chairman	June 2020	$197,275

James A. Homburger JBJ Leasing Inc.	Director	February 2020	$1,775,000

Dale H. Hemminger Hemdale Farms, Inc.	Director	June 2020	$5,592,934

Bradley Person Spacemaker Marion, LLC	Director	May 2019	$5,945,626

Todd F. Juffs	EVP & Chief Technology Officer	July 2020	$526,046

Case A. Marshall Erie Drive Holdings, LLC	Director	April 2020	$3,352,154

Teresa M. Jackson Dudley Poultry Company, Inc.	Director	September 2020	$795,600

John Colaruotolo	Director	March 2020	$3,273,423

In October 2020, David Breen, Joseph Fragnoli, and Robert Schick purchased $300,000, $200,000, and $200,000, respectively, of the Company’s subordinated promissory notes due 2027. Except for these notes and the loans set forth in the table above, there have been no transactions in the last two fiscal years that exceeded, nor is there any currently proposed transactions between a related party and the Company or the Bank that exceeds or would exceed, $120,000.

Security Ownership of Certain Beneficial Owners and Management

Lyons Bancorp, Inc.

The following table sets forth, as of June 30, 2021, certain information regarding the beneficial ownership of common stock of the Company, by (1) each of our directors and named executive officers as a group. There are no persons known by us to own beneficially more than 10% of the common stock.

	Amount and Nature of Beneficial Ownership(1)
Name and Address of Beneficial Owner	Common Stock	Common Stock Acquirable(2)	Percent
Directors and Executive Officers as a group (16 persons) c/o The Lyons National Bank 35 William Street Lyons, New York 14489	481,962	33,350	15.1%

(1)	These amounts assume subscriptions of officers and directors up to their basic subscription privilege and full subscription of the offering. Calculated based on 3,157,575 shares of common stock outstanding, plus the number of shares of common stock underlying shares of Series A preferred stock and underlying stock units held by the person or persons in the group.
(2)	"Common Stock Acquirable" represents shares of common stock underlying shares of Series A preferred stock and vested stock units awarded under our 2019 Deferred Compensation Plan, as amended, held by the person.

Lyons Realty Associates, Inc.

We own all of the outstanding common stock of Lyons Realty Associates, Inc. and 93.5% of the preferred stock of Lyons Realty Associates. The following table shows the number and percentage of the outstanding preferred stock of Lyons Realty owned by our directors, executive officers and directors and executive officers as a group as of June 30, 2021:

	Amount and Nature of Beneficial Ownership
Name and Principal Address of Beneficial Owner	Amount	Percent
Directors and officers as a group (4 persons) c/o The Lyons National Bank 35 William Street Lyons, New York 14489	8	0.467%

Trusts

We own all of the outstanding common capital securities of Lyons Capital Statutory Trust II. The outstanding trust preferred securities of Lyons Capital Statutory Trust II are owned by U.S. Capital Funding III, Ltd.

Series A Preferred Stock

The following table sets forth, as of June 30, 2021, certain information regarding the beneficial ownership of our Series A preferred stock by our directors and executive officers as a group. There are no persons known by us to own beneficially more than 10% of the Series A preferred stock. Percentage of beneficial ownership is based on 5,000 shares of Series A preferred stock outstanding as of the record date.

	Amount and Nature of Beneficial Ownership
Name and Principal Address of Beneficial Owner	Number of Shares	Percent of Class	Number of Shares Issuable upon Conversion(1)
Directors and Executive Officers as a group (4 persons) c/o The Lyons National Bank 35 William Street Lyons, New York 14489	555	11.1%	13,320

(1)	The number of shares issuable upon conversion is calculated based on the present conversion rate of 24 shares of common stock per 1 share of Series A preferred stock.

Description of Securities

The following information concerning the Common Stock summarizes provisions of our Certificate of Incorporation and Bylaws and statutes regulating the rights of holders of our common stock. This information is not a complete description of these matters and is qualified in all respects by the actual provisions of our Certificate of Incorporation and Bylaws and the corporate laws of the State of New York.

General

Our Certificate of Incorporation authorizes us to issue 7,500,000 shares of common stock having a par value of $0.50 per share, and 5,000 shares of preferred stock, having a par value of $0.50 per share, and a stated value of $1,000.00 per share. At June 30, 2021, we had 3,157,575 shares of common stock issued and outstanding, 41,085 shares of common stock held in treasury and reserved for future issuances under executive employment agreements, and 5,000 shares of Series A preferred stock outstanding.

Subscription Rights

For each right that you own, you will have a basic subscription privilege to buy from us one share of common stock at the subscription price of $39.50. You may exercise your basic subscription privilege for some or all of your subscription rights, or you may choose not to exercise any subscription rights. Subscription rights are not transferable, and do not entitle the holder to any other rights, preferences or privileges, including without limitation with respect to any voting rights, dividends, or liquidation rights.

Common Stock

Each share of our common stock has the same relative rights as, and will be identical in all respects with, each other share of common stock.

Dividends. We can pay dividends if, as and when declared by our Board of Directors, subject to compliance with limitations which are imposed by law. See “Our Policy Regarding Dividends.” The holders of our common stock are entitled to receive and share equally in any dividends declared by our Board of Directors out of legally available funds.

Voting Rights. The holders of our common stock possess exclusive voting rights in Lyons Bancorp, Inc. Each share of common stock entitles the holder to one vote. A shareholder will not have any right to cumulate votes in the election of directors. As a result, the holders of more than 50% of our outstanding common stock voting in the election of directors, subject to the voting rights of any preferred shares then outstanding, can elect all of the directors then standing for election, if they choose to do so. In this event, the holders of the remaining less than 50% of the shares voting for election of directors are not able to elect any person or persons to our Board of Directors. Our shareholders may remove directors only with cause by majority of the votes cast.

The approval of any business combination, including any merger, exchange offer or sale of all or substantially all of our assets, requires the affirmative vote of the holders of two-thirds of our outstanding common stock, with certain exceptions. See “Certain Restrictions On Acquisition of Lyons Bancorp, Inc. – Certificate of Incorporation” for more information.

Liquidation. In the event of any liquidation, dissolution or winding-up of the Bank, we, as holder of the Bank’s common stock, have the right to receive, after payment or provision for payment of all debts and liabilities of the Bank, including all deposit accounts and accrued interest thereon, all assets of the Bank available for distribution. In the event we liquidate, dissolve or wind-up, the holders of our common stock have the right to receive, after payment or provision for payment of all our debts and liabilities, all of our assets available for distribution.

Rights to Buy Additional Shares. Holders of our common stock do not have preemptive rights with respect to the issuance of additional shares. A preemptive right is a priority right to buy additional shares if we issue more shares in the future. Our common stock is not subject to redemption.

Series A Preferred Stock

General. All 5,000 shares of our authorized preferred stock have been designated as “Series A Non-Cumulative Convertible Preferred Stock”, which we refer to as our Series A preferred stock. The Series A preferred stock has a par value of $0.50 per share and an original issue price of $1,000.00 per share.

Dividend Rights. Holders of Series A preferred stock are entitled to receive dividends, as may be declared from time to time by the board of directors, or an authorized committee of the board, out of legally available funds at a dividend rate per annum of 5.00% applied to the original issue price, and in preference and priority to any declaration or payment of any distribution on our common stock. Dividends on the Series A preferred stock are not cumulative, and, to the extent that any dividends on the Series A preferred stock for any quarterly dividend period are not declared and paid, in full or otherwise, on the related dividend payment date, the unpaid dividends do not accumulate, and we are not obligated to pay dividends accrued for that dividend period after the corresponding dividend payment date, whether or not dividends are subsequently declared for any dividend period with respect to the Series A preferred stock. So long as any shares of Series A preferred stock are outstanding, no dividends or distributions shall be declared or paid with respect to our common stock, and we may not purchase, redeem, or acquire for any consideration, any shares of our common stock, unless (i) we are not in default of any of our obligations to redeem shares of Series A preferred stock, and (ii) dividends on the Series A preferred stock for the then current dividend period have been paid or declared and funds set aside therefor.

Voting Rights. So long as any shares of Series A preferred stock remain outstanding, we may not, without first obtaining the affirmative vote of the holders of at least two-thirds of the Series A preferred stock outstanding, voting separately as a class:

•	authorize or create, or increase the authorized or issued amount of, any class or series of stock senior to the Series A preferred stock, or reclassify any authorized shares of our capital stock into stock senior to the Series A preferred stock, or
•	amend, alter or repeal the provisions of our certificate of incorporation, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series A preferred stock or its holders.

Each holder of Series A preferred stock shall have one vote per share on any matter on which the holders of the Series A preferred stock are entitled to vote, as provided in our certificate of incorporation or by applicable law. Holders of Series A preferred stock do not have any voting rights except as provided in our certificate of incorporation or otherwise provided by applicable law.

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Series A preferred stock are entitled to a liquidation preference superior to holders of our common stock, in accordance with our certificate of incorporation. Upon any liquidation, dissolution, or winding up, the holders of Series A preferred stock shall be entitled to receive, out of legally available funds, subject to the rights of any class or series of stock senior to the Series A preferred stock but before any distribution of any assets to the holders of our common stock, by reason of their ownership of Series A preferred stock, an amount per share for each share of Series A preferred stock equal to (i) the original issue price, plus (ii) any declared and unpaid dividends for prior periods, plus (iii) a pro rata portion of any declared and unpaid dividends for periods in which the liquidation event occurs. If our assets legally available for distribution to the holders of the Series A preferred stock upon a liquidation event are insufficient to permit payment to holders of the Series A preferred stock of the full amounts specified, then our assets legally available for distribution will distributed ratably among the holders of the Series A preferred stock in proportion to the full amounts payable.

Conversions Rights. Each share of the Series A preferred stock is convertible, at the option of the holder at any time and from time to time, into 24 fully-paid and nonassessable shares of our common stock, as provided in our certificate of incorporation. The number of shares of our common stock into which the Series A preferred stock may be converted will be adjusted from time to time as described below under “Anti-Dilution Rights”.

Redemption. We may, at our option, and subject to the approval of the appropriate Federal banking agencies, upon notice redeem shares of the Series A preferred stock outstanding in whole or in part, from time to time, on any dividend payment date occurring on or after the fifth anniversary of the original issue date, which we refer to as an Optional Redemption. In addition, within 90 days following our good faith determination that there is more than an insubstantial risk that we will not be entitled to treat the full liquidation preference of the shares of Series A preferred stock then outstanding as “Tier 1 Capital” (or its equivalent) for purposes of the capital adequacy regulations of the Board of Governors of the Federal Reserve System (or, if applicable, the capital adequacy rules or regulations of any successor Appropriate Federal Banking Agency), as then in effect and applicable, we may, at our option, and subject to the approval of the appropriate Federal banking agencies, upon notice redeem shares of the Series A preferred stock, which we refer to as a Regulatory Event Redemption. The risk comprising the basis for a Regulatory Event Redemption must be the result of (i) an amendment to or change in the laws or regulations of the United States or any political subdivision of or in the United States enacted or that becomes effective after the original issue date; (ii) a proposed change in those laws or regulations announced after the original issue date; or (iii) an official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the original issue date.

In an Optional Redemption, the redemption price per share of Series A preferred stock is cash in an amount equal to (i) the original issue price multiplied by a percentage ranging from 100% to 105%, depending upon the date of redemption, plus (ii) any declared and unpaid dividends for any prior dividend periods.

In a Regulatory Event Redemption, the redemption price per share of Series A preferred stock is cash in an amount equal (i) the original issue price, plus (ii) any declared and unpaid dividends for prior periods, plus (iii) a pro rata portion of any declared and unpaid dividends for periods in which the liquidation event occurs

The Series A preferred stock is not subject to any sinking fund or other obligation of the Company to redeem, repurchase or retire the Series A preferred stock.

Anti-Dilution Rights. Holders of our Series A preferred stock have the benefit of anti-dilution protective provisions that will be applied to adjust the number of shares of our common stock issuable upon conversion of the shares of the Series A preferred stock. If we (i) declare a dividend, or make a distribution, on our common stock in shares of our common stock; or (ii) subdivide our outstanding shares of common stock into a greater number of shares of common stock; or (iii) combine our outstanding shares of common stock into a smaller number of shares of common stock, then the number of shares of our common stock into which the Series A preferred stock may be converted shall be adjusted proportionately, at the time of the record date for the dividend or distribution or the effective date of the subdivision or a combination, to the number of shares of our Common Stock that a holder of Series A preferred stock would have owned immediately following such action had the holder’s shares of Series A preferred stock been converted immediately prior thereto. In addition, following the occurrence of a reorganization, recapitalization, reclassification, consolidation or merger (other than those expressly permitted by the certificate of incorporation) in which the shares of our common stock are converted into or exchanged for securities, cash or other property, each share of Series A preferred stock will be convertible into the kind and amount of securities, cash or other property which a holder of the number of shares of our common stock issuable upon conversion of Series A preferred stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive in the transaction, subject to appropriate adjustment (as determined in good faith by our board of directors).

In addition, at any time during which any Series A preferred stock is outstanding, in the event we issue rights to all holders of our common stock entitling them to purchase shares of common stock, each holder of Series A preferred stock will be entitled to participate in the rights offering together with the holders of our common stock on an as-converted basis.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, LLC.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Our certificate of incorporation permits us to indemnify our officers and directors against various liabilities to the full extent permitted under New York law. Sections 721 through 726, inclusive, of the BCL authorize New York corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been officers or directors. We believe that these provisions will facilitate our ability to continue to attract and retain qualified individuals to serve as our directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Certain Restrictions on Acquisition of Lyons Bancorp, Inc.

Our Certificate of Incorporation and Bylaws contain provisions that may be deemed to affect the ability of a person, firm or entity to acquire us. The following is a summary of those provisions. However, this summary is qualified in its entirety by reference to our actual Certificate of Incorporation and Bylaws.

Certificate of Incorporation

Our Certificate of Incorporation requires, under certain circumstances, an affirmative vote by the holders of 80% of our outstanding common stock for the approval of certain business transactions with related persons. Our certificate of incorporation defines a related person as an individual or entity that owns at least 10% of our outstanding stock: (a) at the time the agreement providing for the transaction is entered into; (b) at the time a resolution approving the transaction was adopted by our Board of Directors; or, (c) as of the record date for the determination of our shareholders entitled to notice of and to vote on, or consent to, the transaction.

The business transactions requiring the 80% vote approval include:

•	the merger of Lyons Bancorp, Inc. or the Bank with a related person;

•	the sale of Lyons Bancorp, Inc.’s stock or the Bank’s stock to a related person;

•	the sale or lease of a substantial part of Lyons Bancorp, Inc.’s or the Bank’s assets to a related person;

•	the sale of all of or a substantial part of the assets of a related person to Lyons Bancorp, Inc. or the Bank;

•	the recapitalization or reclassification of Lyons Bancorp, Inc.’s stock that would have the effect of increasing the voting power of a related person; or

•	the liquidation, spin-off, split-up, or dissolution of Lyons Bancorp, Inc.

Our certificate of incorporation sets forth certain circumstances where an 80% vote for the above-mentioned transactions is not required. The 80% voting requirement is not applicable if the transaction is approved by at least two-thirds vote of continuing directors, and the continuing directors constitute at least a majority of our entire Board of Directors. The certificate of incorporation defines a continuing director as a director who either was a member of our Board of Directors prior to the time the related person became a related person or who subsequently became a director and whose election or nomination for election by our shareholders, was approved by a vote of at least three-quarters of the continuing directors then on our Board of Directors.

Further, the 80% voting requirement is not required if all of the following conditions are satisfied:

•	The business transaction is a merger and the consideration to be received per share by our shareholders is at least equal in value to the related person’s highest purchase price;

•	After the related person becomes the owner of at least 10% of our stock and prior to the consummation of the business transaction, the related person has not become the owner of any additional shares of stock except: (a) as part of the transaction which resulted in the related person becoming the owner of at least 10% of our stock; or (b) as a result of a pro rata stock dividend or stock split; and

•	Prior to the consummation of the business transaction, the related person shall not have, directly or indirectly: (a) received the benefit (except proportionately as a shareholder) of any loan, advances, guarantees, pledges, or other financial assistance or tax credits provided by Lyons Bancorp, Inc. or the Bank; or (b) caused any material change in our business or equity capital structure, including issuance of shares of our capital stock to any third party.

For purposes of the above, our certificate of incorporation defines highest purchase price as the highest amount of consideration paid by the related person for a share of our stock within two years prior to the date the related person became the owner of at least 10% of our stock.

Our Certificate of Incorporation also states when our Board of Directors considers a proposed business transaction, the Board, in addition to considering the adequacy of the amount to be paid in connection with the transaction, shall consider other facts that are deemed relevant including:

•	The social and economic effects of the transaction on us and the Bank and the Bank’s employees, depositors, loan and other customers, creditors and other elements of the communities in which we and the Bank operate and are located;

•	The business and financial conditions and earnings prospects of the individual or entity proposing the business transaction, including, debt service and other existing or likely financial obligation of the individual or entity, and the possible effect of such conditions upon us, the Bank and other elements of the communities in which we and the Bank operate or are located; and

•	The competence, experience, and integrity of the individual or entity proposing the business transaction and its or their management.

Bylaws

Our Bylaws provide for the election and term of directors. Our directors are divided into three classes with the term of office for one class expiring each year. Vacancies in the Board of Directors, and any newly created directorships resulting from an increase in the number of directors may be filled by the Board of Directors, acting by a majority of directors then in office and any new directors chosen shall hold office until the next election of the class for which the new directors shall have been chosen and until their successor shall be elected and qualified. Further, the Bylaws provide that no decrease in the number of directors shall shorten the term of any incumbent director.

The Bylaws also require that at each annual meeting of our shareholders, the successors to the class of directors whose term shall then expire shall be elected to hold office for a term expiring at the third succeeding annual meeting. The Bylaws require an affirmative vote by the holders of two-thirds our outstanding common stock to amend these classified director provisions of the Bylaws.

Experts

The consolidated financial statements of Lyons Bancorp, Inc. and subsidiary included in this offering circular have been so included in reliance on the report of Bonadio & Co., LLP, an independent registered public accounting firm, appearing elsewhere in this offering circular, given on the authority of said firm as experts in auditing and accounting.

Legal Opinion

Woods Oviatt Gilman LLP, Rochester, New York will issue a legal opinion concerning the validity of the common stock being sold in this offering.

Additional Information

Financial information filed by us and the Bank with the Federal Reserve Bank of New York and the Office of the Comptroller of the Currency is available from those agencies and over the Internet at www.ffiec.gov.

PART F/S

INDEX TO FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements of Lyons Bancorp, Inc., as of December 31, 2019, and 2020, and for the Years Ended December 31, 2019, and 2020
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets	F-5
Consolidated Statements of Income	F-6
Consolidated Statements of Comprehensive Income	F-7
Consolidated Statements of Stockholders’ Equity	F-8
Consolidates Statements of Cash Flows	F-9
Notes to Consolidated Financial Statements	F-10

Lyons Bancorp, Inc.

Consolidated Financial Report

December 31, 2020

432 North Franklin Street, #60
Syracuse, New York 13204
p (315) 476-4004
f (315) 254-2384

www.bonadio.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 23, 2021

To the Stockholders and the

Board of Directors of Lyons Bancorp Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Lyons Bancorp Inc. and subsidiary as of December 31, 2020 and 2019, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 23, 2021, expressed an unqualified opinion.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lyons Bancorp Inc. and subsidiary in accordance with the relevant ethical requirements relating to our audits, and the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

(Continued)

ALBANY • BATAVIA • BUFFALO • DALLAS • EAST AURORA • NY METRO AREA • ROCHESTER • RUTLAND • SYRACUSE • UTICA

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that is material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Loan Losses

The Company’s loan portfolio totaled $1.02 billion as of December 31, 2020, and the associated allowance for loan losses (allowance) was $17 million. As discussed in Note 1 and 4 of the consolidated financial statements, the allowance represents management’s estimate of incurred credit losses inherent in the loan portfolio at the consolidated balance sheet date. Management estimates the allowance by applying expected loss rates derived from a statistical analysis of historical default and loss severity experience to existing loans with similar characteristics. The allowance also considers adjustments to reflect management’s assessment of qualitative factors that may not be measured in the statistical analysis of expected losses, including external factors, along with Company and portfolio specific factors.

Auditing management’s allowance is complex and involves a high degree of subjectivity due to the judgment required in evaluating management’s determination of the qualitative external, Company and portfolio specific factor adjustments to the allowance described above.

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company’s allowance process, including controls over the appropriateness of the allowance methodology, the reliability and accuracy of data used to support qualitative factor adjustments to the allowance, and management’s review and approval process over qualitative factor adjustments to the allowance.

To test the qualitative factor adjustments, our audit procedures included, among others, assessing management’s methodology and considering whether relevant risks were reflected in the modeled provision and whether adjustments to modeled calculations were appropriate. We tested the underlying data used to estimate the qualitative adjustments to determine whether it was accurate, complete and relevant. We evaluated whether qualitative adjustments were reasonable based on changes in the loan portfolio and changes in management’s policies, procedures and lending personnel. For example, we performed a sensitivity analysis by assessing whether qualitative adjustments were consistent with publicly available information (e.g. macroeconomic and peer bank data). Further, regarding measurement of the qualitative factors, we evaluated and tested external market data as well as internal data used in the Company’s calculation by agreeing significant inputs and underlying data used in the determination of the qualitative adjustments to internal and external sources. We searched for and evaluated information that corroborates or contradicts the Company’s identification and measurement of qualitative factors as of the consolidated balance sheet date.

We have served as the Company’s auditor since 2011.

Bonadio & Co., LLP
Syracuse, New York

Lyons Bancorp, Inc.

Consolidated Balance Sheets

December 31, 2020 and 2019

	2020	2019

	(In thousands)
Assets
Cash and due from banks	$17,777	$15,900
Interest-bearing deposits in banks	43,446	21,456
Investment securities:
Available for sale	278,672	205,390
Held to maturity	8,794	2,071
Restricted equity securities	4,827	6,880
Total Investment Securities	292,293	214,341
Loans	1,019,696	862,509
Less allowance for loan losses	(17,382)	(11,555)
Net Loans	1,002,314	850,954
Land, premises and equipment, net	27,704	24,322
Bank-owned life insurance	19,062	18,666
Accrued interest receivable and other assets	20,551	18,044
Total Assets	$1,423,147	$1,163,683
Liabilities and Equity
Liabilities
Deposits:
Interest-bearing	$915,050	$770,625
Non-interest-bearing	370,917	258,860
Total Deposits	1,285,967	1,029,485
Borrowings from Federal Home Loan Bank	-	25,000
Junior subordinated debentures	5,155	6,190
Subordinated debt offering	15,736	-
Accrued interest payable and other liabilities	20,827	16,216
Total Liabilities	1,327,685	1,076,891
Stockholders' Equity
Lyons Bancorp, Inc. stockholders’ equity:
Preferred stock	3	3
Common stock	1,599	1,599
Paid-in capital	19,374	19,385
Retained earnings	76,665	70,558
Accumulated other comprehensive loss	(1,275)	(3,709)
Treasury stock, at cost	(960)	(1,100)
Total Lyons Bancorp, Inc. Stockholders’ Equity	95,406	86,736
Noncontrolling interest	56	56
Total Equity	95,462	86,792
Total Liabilities and Equity	$1,423,147	$1,163,683

See notes to consolidated financial statements.

Lyons Bancorp, Inc.

Consolidated Statements of Income

Years Ended December 31, 2020 and 2019

	2020	2019
	(In thousands, except per share data)
Interest Income
Loans	$41,577	$39,173
Investment securities:
Taxable	4,025	4,833
Non-taxable	945	979
Total Interest Income	46,547	44,985
Interest Expense
Deposits	6,522	7,928
Borrowings	511	643
Total Interest Expense	7,033	8,571

Net Interest Income	39,514	36,414

Provision for Loan Losses	6,258	2,341
Net Interest Income after Provision for Loan Losses	33,256	34,073
Noninterest Income
Realized gains on loans sold	5,576	2,021
Cardholder fees	3,337	2,867
Loan servicing fees	2,797	1,966
Service charges on deposit accounts	2,478	3,247
Financial services fees	1,400	1,263
Earnings on investment in bank owned life insurance (BOLI)	396	369
Net realized gains(losses) from sales of securities	217	(222)
Gain from BOLI death benefit	-	1,227
Other	235	693
Total Noninterest Income	16,436	13,431
Noninterest Expense
Salaries and wages	16,164	14,216
Pensions and benefits	5,438	5,537
Occupancy	3,408	3,145
Professional fees	2,468	2,378
Data processing	2,312	1,877
Cardholder expense	1,441	1,298
FDIC and OCC assessments	788	335
Advertising	775	1,044
Office supplies	317	232
Other	4,096	3,948
Total Noninterest Expense	37,207	34,010

Income before Income Taxes	12,485	13,494

Income Tax Expense	2,212	2,484
Net income attributable to noncontrolling interest and Lyons Bancorp, Inc.	10,273	11,010

Net income attributable to noncontrolling interest	5	5
Net income attributable to Lyons Bancorp, Inc.	10,268	11,005
Preferred stock dividends	250	250
Net Income available to common shareholders	$10,018	$10,755
Earnings Per Share – basic	$3.16	$3.38
Earnings Per Share – diluted	$3.12	$3.33

See notes to consolidated financial statements.

Lyons Bancorp, Inc.

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2020 and 2019

	2020	2019
	(in thousands)
Net Income	$10,273	$11,010
Other Comprehensive Income (loss)
Securities Available for Sale:
Net unrealized gains during the year	4,257	4,834
Reclassification adjustment for (gains) losses included in income	(217)	222
Pension and Postretirement Benefits:
Amortization of prior service credit	(4)	(4)
Amortization of net loss	263	152
Net actuarial loss	(1,176)	(1,625)
Cash Flow Hedge:
Gains (losses) on the effective portion of cashflow hedge	85	(117)
Reclassification adjustment for losses included in income	37	113
	3,245	3,575
Net Tax Expense	(811)	(894)

Other Comprehensive Income	2,434	2,681

Comprehensive Income attributable to noncontrolling interest	$12,707	$13,691
Noncontrolling Interest Expense	$(5)	$(5)
Comprehensive Income attributable to Lyons Bancorp, Inc.	$12,702	$13,686

See notes to consolidated financial statements.

Lyons Bancorp, Inc.

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2020 and 2019

(In thousands, except per share data)	Common Stock	Preferred Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)	Treasury Stock	Noncontrolling Interest	Total
BALANCE, January 1, 2019	$1,599	$3	$19,342	$63,949	$(6,404)	$(536)	$56	$78,009
Net income for 2019	-	-	-	11,005	-	-	5	11,010
Total other comprehensive loss, Net	-	-	-	-	2,681	-	-	2,681
Reclassification of lease ASU 2016-02 (2)	-	-	-	(262)	-	-	-	(262)
Reclassification of stranded tax effect (1)	-	-	-	(14)	14	-	-	-
Purchase of treasury stock, net of purchase fee	-	-	-	-	-	(858)	-	(858)
Deferred Comp shares issued from treasury	-	-	43	-	-	294	-	337
Dividends to noncontrolling interests	-	-	-	-	-	-	(5)	(5)
Dividends declared Preferred Series A $50.00 per share	-	-	-	(250)	-	-	-	(250)
Cash dividends declared-$1.22 per share	-	-	-	(3,870)	-	-	-	(3,870)
BALANCE, December 31, 2019	$1,599	$3	$19,385	$70,558	$(3,709)	$(1,100)	$56	$86,792
Net income for 2020	-	-	-	10,268	-	-	5	10,273
Total other comprehensive loss, Net	-	-	-	-	2,434	-	-	2,434
Purchase of treasury stock, net of purchase fee	-	-	-	-	-	(209)	-	(209)
Deferred Comp shares issued from treasury	-	-	(11)	-	-	349	-	338
Dividends to noncontrolling interests	-	-	-	-	-	-	(5)	(5)
Dividends declared Preferred Series A $50.00 per share	-	-	-	(250)	-	-	-	(250)
Cash dividends declared-$1.24 per share	-	-	-	(3,911)	-	-	-	(3,911)
BALANCE, December 31, 2020	$1,599	$3	$19,374	$76,665	$(1,275)	$(960)	$56	$95,462

(1)	Reclassification adjustment from accumulated other comprehensive loss to retained earnings for stranded tax effects resulting from the change in the Federal corporate income tax rate in accordance with the early adoption of ASU 2018-02.

(2)	Cumulative effect adjustment to retained earnings based on the adoption of ASU 2016-02 Leases (Topic 842).

See notes to consolidated financial statements.

Lyons Bancorp, Inc.

Consolidated Statements of Cash Flows

Years Ended December 31, 2020 and 2019

	2020	2019

	(In thousands)
Cash Flows from Operating Activities
Net income	10,273	11,010
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	6,258	2,341
Earnings on investment in bank owned life insurance	(396)	(369)
Gain on bank owned life insurance death benefit	-	(1,227)
Net realized loss (gain) from sales of securities	(217)	222
Realized gain on loans sold	(5,555)	(1,948)
Gain on sale of real estate owned and other repossessed assets	(21)	(72)
Deferred compensation expense	1,350	1,786
Net amortization on securities	450	188
Depreciation and amortization	1,330	1,237
Deferred income tax expense (benefit)	(2,653)	(274)
Contribution to defined benefit pension plan	-	(1,500)
Decrease in accrued interest receivable and other assets	(983)	(1,540)
Increase in accrued interest payable and other liabilities	2,747	806
Impaiment of Mortgage Serving Rights	391	-
Loans originated for sale	(147,180)	(92,469)
Proceeds from sales of loans	154,847	89,322
Net Cash Provided by Operating Activities	20,641	7,513
Cash Flows from Investing Activities
Net change in Interest Bearing Deposits at other Financial Institutions	(21,990)	(4,019)
Purchases of securities available for sale	(176,802)	(121,655)
Proceeds from sales of securities available for sale	22,967	38,870
Proceeds from maturities and calls of securities available for sale	80,333	66,704
Purchases of held to maturity securities	(6,500)	(2,071)
Proceeds from maturities and calls of held to maturity securities	3,804	-
Net decrease in restricted equity securities	2,053	374
Net increase in portfolio loans	(159,730)	(48,099)
Purchase of bank owned life insurance	-	(2,700)
Proceeds from bank owned life insurance death benefit	-	2,007
Premises and equipment purchases	(4,712)	(1,423)
Net Cash Used in Investing Activities	(260,577)	(72,012)
Cash Flows from Financing Activities
Net increase in demand and savings deposits	288,002	34,699
Net increase (decrease) in time deposits	(31,520)	48,949
Net decrease in overnight borrowings from Federal Home Loan Bank	(25,000)	(17,000)
Preferred stock dividend	(250)	(250)
Issuance of subordinated debt, net of debt issuance costs	15,736	-
Net decrease in trust preferred	(1,035)	-
Purchase of treasury stock	(209)	(858)
Dividends paid	(3,911)	(3,837)
Net Cash Provided by Financing Activities	241,813	61,703
	1,877	(2,796)
Cash and Cash Equivalents – Beginning	15,900	18,696
Cash and Cash Equivalents – Ending	17,777	15,900
Supplementary Cash Flow Information
Interest paid	7,103	8,478
Income taxes paid, net of refund received	2,556	3,085
Transfer of available for sale securities to held to maturity	3,806	-

See notes to consolidated financial statements.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 1 - Summary of Significant Accounting Policies

Nature of Operations

Lyons Bancorp, Inc. (the Company) provides a full range of commercial and retail banking services to individual and small business customers through its wholly-owned subsidiary, The Lyons National Bank (the Bank). The Bank's operations are conducted in sixteen branches located in Wayne, Onondaga, Yates, Ontario, Monroe, Seneca and Cayuga Counties, New York. The Company and the Bank are subject to the regulations of certain federal agencies and undergo periodic examinations by those regulatory authorities.

The Company owns all of the voting common shares of Lyons Capital Statutory Trust II (Trust II) and Lyons Statutory Trust IV (Trust IV). Trust II was formed in 2004 and Trust IV was formed in 2016. The Trusts were each formed for the purpose of securitizing trust preferred securities, the proceeds of which were advanced to the Company and contributed to the Bank as additional capital.

The Bank owns all of the voting stock of Lyons Realty Associates Corp. (LRAC). LRAC is a real estate investment trust which holds a portfolio of real estate mortgages. In order to maintain its status as a real estate investment trust, LRAC holds the real estate mortgages until they are paid. The real estate mortgages held by LRAC are included in loans on the consolidated balance sheets.

Basis of Presentation

The consolidated financial information included herein combines the results of operations, the assets, liabilities, and shareholders’ equity (including comprehensive income or loss) of the Company and all entities in which the Company has a controlling financial interest. All significant intercompany balances and transactions are eliminated in consolidation.

Reclassification

Amounts in the prior year consolidated financial statements are reclassified when necessary to conform to the current year’s presentation. The effects of such reclassifications, if any, did not have a material impact on the consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near future relate to the determination of the allowance and provision for loan losses, actuarial assumptions associated with the Company’s benefit plans and deferred tax assets and liabilities.

Coronavirus Pandemic

In December 2019, an outbreak of coronavirus (COVID-19) began in China and has since spread to numerous other countries including the U.S. Due to the spread of the virus throughout the world, the World Health Organization declared the outbreak as a global pandemic on March 11, 2020. In the U.S. as the virus began to spread, multiple Federal and State jurisdictions, including New York, made emergency declarations and issued executive orders to limit the spread of the virus. Some of these orders included travel restrictions, business operation restrictions, limitations on public gatherings, school closures, shelter in place orders and closing non-essential businesses to the public. Since that time, some of the restrictions have been lifted and/or modified. As a result of the virus and restrictions that were placed, there have been significant adverse effects on numerous businesses including layoffs, reduced hours and furloughs of employees in the Company’s market areas. Numerous business customers and consumer customers’ ability to repay their debt obligations have been impacted. The Company experienced disruptions and/or restrictions on employees ability to work, increased demand for residential mortgages, lower demand for commercial loans, impacts on interest income and an increase in the provision for loan losses.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 1 - Summary of Significant Accounting Policies (Continued)

The Coronavirus Aid, Relief and Economic Security Act (CARES Act) and subsequent relief, in addition to providing financial assistance to both businesses and consumers, creates a forbearance program for federally-backed mortgage loans, protects borrowers from negative credit reporting due to loan accommodations related to the national emergency and provides financial institutions the option to temporarily suspend certain requirements under GAAP related to troubled debt restructurings for a limited period of time to account for the effects of COVID-19. Guidance from the Federal and New York State banking and regulatory agencies, concurrence of the Financial Accounting Standards Board and provisions of the CARES Act allow modifications made on a good faith basis in response to COVID-19 to borrowers who were generally current with their payments prior to any relief, to not be treated as troubled debt restructurings. The Company has worked with its customers affected by COVID-19 and accommodated a number of modifications across its loan portfolios.

The CARES Act also provided authorization to the Small Business Administration (SBA) to temporarily guarantee loans under a new 7(a) loan program called the Paycheck Protection Program (PPP). An eligible business could apply for a PPP loan up to the greater of: (1) 2.5 times its average monthly “payroll costs”; or (2) $10.0 million. PPP loans have: (a) an interest rate of 1%, (b) a 2-5 year loan term to maturity, and (c) principal and interest payments deferred for six months from the date of disbursement. The SBA guarantees 100% of the PPP loans made to eligible borrowers. The entire principal amount of the borrower’s PPP loan, including any accrued interest, is eligible to be reduced by the loan forgiveness amount under PPP so long as the employee and compensation levels of the business are maintained and at least 60% of the loan proceeds are used for payroll expenses, with the remaining 40%, or less, of the loan proceeds used for other qualifying purchases.

At this point, the extent to which COVID-19 may impact our future financial condition or results of operations is uncertain and not currently estimable, however the impact could be material.

Investment Securities

Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them until maturity. Debt securities to be held for indefinite periods of time are classified as available for sale and carried at fair value, with the unrealized holding gains and losses reported as a component of other comprehensive income, net of tax. Securities held for resale for liquidity purposes are classified as trading and are carried at fair value, with changes in unrealized holding gains and losses included in income. Management determines the appropriate classification of securities at the time of purchase.

Purchase premiums and discounts are recognized in interest income using the interest method or methods that approximate the interest method over the terms of the securities. Interest and dividends on securities are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are determined using the specific identification method and are recorded on the trade date.

On a quarterly basis, the Company performs an assessment to determine whether there have been any events or economic circumstances indicating that a security with an unrealized loss has suffered other-than-temporary impairment. A security is considered impaired if the fair value is less than its amortized cost basis at the reporting date. If impaired, the Company then assesses whether the unrealized loss is other-than-temporary. The assessment considers (i) whether the Company intends to sell the security prior to recovery and/or maturity, (ii) whether it is more likely than not that the Company will have to sell the security prior to recovery and/or maturity and (iii) if the present value of the expected cash flows is not sufficient to recover the entire amortized cost basis. If a debt security is deemed to be other-than-temporarily impaired, the credit loss component of an other-than-temporary impairment write-down is recorded in earnings while the remaining portion of the impairment loss is recognized, net of tax, in other comprehensive income provided that the Company does not intend to sell the underlying security and it is more-likely-than not that the Company would not have to sell the security prior to recovery.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 1 - Summary of Significant Accounting Policies (Continued)
Investment Securities

The Company considers the following factors in determining whether a credit loss exists and the period over which the security is expected to recover:

●          The length of time and the extent to which the fair value has been less than the amortized cost basis;

●          The level of credit enhancement provided by the structure which includes, but is not limited to, credit subordination positions, excess spreads, overcollateralization, protective triggers;

●          Changes in the near term prospects of the issuer or underlying collateral of a security, such as changes in default rates, loss severities given default and significant changes in prepayment assumptions;

●          The level of excess cash flow generated from the underlying collateral supporting the principal and interest payments of the debt securities; and

●          Any adverse change to the credit conditions of the issuer of the security such as credit downgrades by the rating agencies.

Loans

The Bank grants real estate, commercial and consumer loans to its customers. A substantial portion of the loan portfolio is represented by real estate loans in Wayne, Ontario, Monroe, Yates, Onondaga, Seneca and Cayuga Counties. The Company’s loan portfolio includes residential real estate, commercial real estate, agricultural real estate, commercial and agricultural loans, and consumer installment classes. Residential real estate loans include classes for 1-4 family and home equity loans. Consumer installment loans include classes for direct and indirect loans.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Bank is generally amortizing these amounts over the contractual life of the loan. Premiums and discounts on purchased loans are amortized as adjustments to interest income using the effective yield method.

Interest income is accrued on the unpaid principal balance. The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income or the allowance for loan losses if the interest income was earned in a prior period. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 1 - Summary of Significant Accounting Policies (Continued)
Loans – (Continued)

Management, considering current information and events regarding the borrowers’ ability to repay their obligations, considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or at the loan’s observable fair value or the fair value of underlying collateral if the loan is collateral-dependent. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Cash receipts on impaired loans are generally applied to reduce the principal balance outstanding. In considering loans for evaluation of impairment, management generally excludes smaller balance, homogeneous loans: residential mortgage loans, home equity loans, and all consumer loans, unless subject to a troubled debt restructuring. These loans are collectively evaluated for risk of loss.

Loans Held for Sale

Generally, loans held for sale consist of residential mortgage loans that are originated and are intended to be sold through agreements the Bank has with the Federal Home Loan Bank (FHLB) and the Federal Home Loan Mortgage Corporation (Freddie Mac). Realized gains and losses on sales are computed using the specific identification method. These loans are carried on the consolidated balance sheets at the lower of cost or estimated fair value determined in the aggregate. Residential loans held for sale totaled $7.5 million and $9.6 million at December 31, 2020 and 2019, respectively, and are included in loans on the consolidated balance sheets.

During 2020 and 2019, the Company sold residential mortgage loans totaling $154.8 million and $89.3 million, respectively, and realized gains on these sales were $5.6 million and $2.0 million, respectively. These residential real estate loans are generally sold without recourse in accordance with standard secondary market loan sale agreements. When residential mortgage loans are sold, the Company typically retains all servicing rights, which provides the Company with a source of fee income. In connection with the sales in 2020 and 2019, the Company recorded mortgage-servicing assets of $1.4 million and $942,000, respectively. Amortization of mortgage-servicing assets amounted to $1.3 million in 2020 and $447,000 in 2019. Net mortgage-servicing assets included in the consolidated balance sheets totaled $2.7 million and $2.6 million, net of amortization, as of December 31, 2020 and 2019, respectively.

Government-guaranteed loans which may be sold after origination are not classified as held for sale in as much as sale of such loans is largely dependent upon the extent to which gains may be realized.

During 2020 and 2019, the Company sold no commercial loans. There were no commercial loans held for sale at December 31, 2020 or 2019.

Total loans serviced for others and excluded from the consolidated balance sheet of the Company amounted to $437.0 million and $398.0 million at December 31, 2020 and 2019, respectively.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 1 - Summary of Significant Accounting Policies (Continued)
Allowance for Loan Losses

The allowance for loan losses (allowance) is established as losses are estimated to have occurred in the loan portfolio. The allowance is recorded through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance is evaluated on a regular basis by management and is based upon management’s periodic review of the collectability of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Under the Paycheck Protection Program (PPP), small businesses may, subject to certain regulatory requirements, obtain low interest (1%), government-guaranteed SBA loans. As the PPP loans are 100% guaranteed by the SBA, no allowance is attributed to these loans.

The allowance consists of general, specific and unallocated components as further described below.

General Component

The general component of the allowance is based on historical loss experience adjusted for qualitative factors stratified by the following loan classes: residential real estate, commercial real estate, agricultural real estate, commercial and agricultural loans, and consumer installment segments. Management uses a rolling average of historical losses based on a time frame appropriate to capture relevant loss data for each loan class. The historical loss factor is adjusted for the following qualitative factors: levels and trends in delinquencies; trends in volume and terms of loans; effects of changes in risk selection and underwriting standards and other changes in lending policies, procedures and practices; experience/ability/depth of lending management and staff; and national and local economic trends and conditions. As a result of the COVID-19 pandemic, during the year ended December 31, 2020, the Company increased certain qualitative loan portfolio risk factors in relation to current local and national economic conditions. Based on our analysis by loan portfolio segmentation, we deemed there to be a heightened risk present in the current year as a result of the pandemic and therefore increased our provisioning in the current year in an effort to mitigate this risk. There were no changes in the Company’s policies or its methodology pertaining to the general component of the allowance during 2019.

The qualitative factors are determined based on the various risk characteristics of each loan type. Risk characteristics relevant to each loan type are as follows:

Residential real estate - The Company generally does not originate loans with a loan-to-value ratio greater than 80 percent and does not grant subprime loans. The majority of loans in this segment are collateralized by owner-occupied residential real estate and repayment is dependent on the credit quality of the individual borrower. The overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this class.

Commercial real estate - Loans in this class represent both extensions of credit for owner-occupied real estate and income-producing properties throughout the local region. The underlying cash flows of the operating commercial businesses (owner-occupied) and income properties (non-owner-occupied) can be adversely impacted by a downturn in the economy as evidenced by increased vacancy rates, which in turn, will have an effect on the credit quality in this class. In a majority of cases, the Company obtains rent rolls annually and continually monitors the cash flows of non-owner occupied loans commensurate with sound lending practices.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 1 - Summary of Significant Accounting Policies (Continued)
Allowance for Loan Losses – (Continued)

Agricultural real estate – Loans in this class represent extensions of credit for owner-occupied agricultural real estate throughout the local region. The underlying cash flows generated by the agribusinesses can be adversely impacted by adverse climate and a weakened economy, which in turn, will have an effect on the credit quality in this class. Management obtains annual tax returns and continually monitors the cash flows of these loans commensurate with sound lending practices.

Commercial and Agricultural loans – Loans in these classes are made to businesses and generally secured by the assets of the business. Repayment is expected from the cash flows of the business. A weakened economy, and resultant decreased consumer spending, will have an effect on the credit quality in this class.

Consumer installment loans – Loans in this segment may be secured or unsecured and repayment is dependent on the credit quality of the individual borrower. Unemployment rates will have an effect on the credit quality in this class.

Specific Component

The specific component relates to loans that are classified as impaired. Impairment is measured on a loan by loan basis for commercial and agricultural loans, commercial real estate and agricultural real estate by either the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral, less costs to sell, if determined to be more appropriate. An allowance is established when the discounted cash flow or collateral value of the impaired loan is lower than the carrying value of that loan. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer or residential real estate loans for impairment disclosures, unless such loans are subject to a troubled debt restructuring agreement.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.

All impaired loans require appraisals and/or chattel evaluations within 180 days of impairment, unless existing evaluation is less than 24 months old and no market or physical deterioration is noted. Re-appraisals and/or re-evaluations are conducted whenever deemed appropriate, but typically performed on a 24-month cycle if repayment is predicated upon liquidation of collateral and evidence suggests collateral values may have deteriorated.

Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reason for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Unallocated Component

An unallocated component is maintained to cover uncertainties that could affect management’s estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating allocated and general reserves in the portfolio.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 1 - Summary of Significant Accounting Policies (Continued)
Troubled Debt Restructurings

A modification of a loan constitutes a troubled debt restructuring (“TDR”) when a borrower is experiencing financial difficulty and the modification constitutes a concession. Loans modified in a TDR often involve temporary interest-only payments, term extensions, reducing the interest rate for the remaining term of the loan, extending the maturity date at an interest rate lower than the current market rate for new debt with similar risk, requesting additional collateral, releasing collateral for consideration, or substituting or adding a new borrower or guarantor. TDRs are measured at the present value of estimated future cash flows using the loans effective rate at inception. For TDRs that subsequently default, the Company determines the amount of the allowance on that loan in accordance with the accounting policy for the allowance for loan losses on loans individually identified as impaired.

Nonaccrual loans that are restructured remain on nonaccrual status, but may move to accrual status after they have performed according to the restructured terms for a period of time of at least six months.

Section 4013 of the CARES Act and subsequent federal legislation permits the suspension of ASC 310-40 for loan modifications that are made by financial institutions in response to the COVID-19 pandemic if (1) the borrower was not more than 30 days past due as of December 31, 2019, and (2) the modifications are related to arrangements that defer or delay the payment of principal or interest, or change the interest rate on the loan. Such modifications are not considered a troubled debt restructuring and are excluded from being reported as a troubled debt restructuring.

Land, Premises and Equipment

Land is stated at cost. Premises and equipment are recorded at cost and are generally depreciated by the straight-line method over the estimated useful lives of the assets. Buildings are generally depreciated over a useful life of thirty-nine and one half years, furniture and equipment over a useful life of three to seven years, and leasehold improvements over the lesser of the asset’s useful life or the term of the lease.

Bank Owned Life Insurance

Bank owned life insurance (BOLI) was purchased by the Bank as a financing tool for employee benefits and to fund discriminatory retirement benefits for the Board of Directors and executive management. The value of life insurance financing is the tax preferred status of increases in life insurance cash values and death benefits and the cash flow generated at the death of the insured. The proceeds or increases in cash surrender value of the life insurance policy results in tax-exempt income to the Company. The largest risk to the BOLI program is credit risk of the insurance carriers. To mitigate this risk, annual financial condition reviews are completed on all carriers. BOLI is stated on the Company’s consolidated balance sheets at its current cash surrender value. Increases in BOLI’s cash surrender value are reported as noninterest income in the Company’s consolidated statements of income.

Due to the passing of an executive officer in September 2019, we recognized a gain on BOLI in the amount of $1,227,000.

Foreclosed Real Estate

Included in other assets are real estate properties acquired through, or in lieu of, loan foreclosure. These properties are initially recorded at fair value less estimated selling costs at the date of foreclosure establishing a new cash basis. Any write-downs based on the asset's fair value at date of foreclosure are charged to the allowance for loan losses. After foreclosure, property held for sale is carried at the lower of the new basis or fair value less any costs to sell. Costs of significant property improvements are capitalized, whereas costs relating to holding property are expensed. Valuations are periodically performed by management, and any subsequent write-downs are recorded as a charge to operations, if necessary, to reduce the carrying value of the property to the lower of its cost or fair value less cost to sell. The recorded investment in residential real estate in process of foreclosure at December 31, 2020 and 2019 was $418,000 and $892,000, respectively. There was no foreclosed real estate at December 31, 2020 or 2019.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 1 - Summary of Significant Accounting Policies (Continued)
Foreclosed Real Estate – (Continued)

Mortgage Servicing Rights

When mortgage loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect recorded in gains on sales of loans. Fair value is based on market prices for comparable mortgage servicing contracts, when available or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income. All classes of servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying costs.

Servicing rights are evaluated for impairment based on the fair value of the rights as compared to carrying amount. Impairment is determined by stratifying rights into groupings based on predominant risk characteristics, such as interest rate, loan type and investor type. Impairment is recognized through a valuation allowance for an individual grouping, to the extent that fair value is less than the carrying amount. If the Company later determines that all or a portion of the impairment no longer exists for a particular grouping, a reduction of the allowance may be recorded as an increases to income. The fair value of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.

Servicing fee income, which is reported on the income statement as loan servicing fees, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. The amortization of mortgage servicing rights is netted against loan servicing fee income. Servicing fees totaled $2,797,000 and $1,966,000 for the years ended December 31, 2020 and 2019. Late fees and ancillary fees related to loan servicing are not material. For the year ended December 31, 2020, the Company recognized $391,000 of impairment on mortgage servicing rights.

Restricted Equity Securities

The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB stock is carried at cost, classified as a restricted security and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

The Bank is a member of its regional Federal Reserve Bank. FRB stock is carried at cost, classified as a restricted equity security, and periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends are reported as income.

Treasury Stock

Treasury stock is recorded at cost. Shares are reissued on the average cost method on a first in, first out basis, except for issuance of deferred compensation shares, which are discussed in Note 11.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 1 - Summary of Significant Accounting Policies (Continued)
Interest Rate Swap Agreements

The Company utilizes interest rate swap agreements as part of its management of interest rate risk to modify the repricing characteristics of its floating-rate junior subordinate debentures and to hedge fixed rate assets on the consolidated balance sheets that are funded by short-term and variable liabilities. For these swap agreements, amounts receivable or payable are recognized as accrued under the terms of the agreement, and the net differential is recorded as an adjustment to interest expense of the related hedged item. The interest rate swap agreements are designated as a cash flow hedge. Therefore, the effective portion of the swap’s unrealized gain or loss was initially recorded as a component of other comprehensive income, net of tax. The ineffective portion of the unrealized gain or loss, if any, is immediately reported in other operating income. The Company’s interest rate swap agreement matured in 2020 and it did not recorded any gains or losses in earnings during 2020 or 2019.

Advertising Costs

Advertising costs are expensed as incurred.

Noncontrolling Interest

Noncontrolling interest represents the portion of ownership and interest expense that is attributable to the minority owners of LRAC. The minority ownership is in the form of 8.50% cumulative preferred stock, and the dividends paid are included in noncontrolling interest as a charge against income.

Income Taxes

Income taxes are provided for the tax effects of certain transactions reported in the consolidated financial statements. Income taxes consist of taxes currently due plus deferred taxes related primarily to temporary differences between the financial reporting and income tax basis of available for sale securities, the allowance for loan losses, premises and equipment, and prepaid and accrued employee benefits. The deferred tax assets and liabilities represent the future tax return consequences of the temporary differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company recognizes interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Earnings Per Share

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. Treasury shares are not deemed outstanding for earnings per share calculations. See Note 12 for earnings per share calculations.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 1 - Summary of Significant Accounting Policies (Continued)
Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities are reported as a separate component of the equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income. Other comprehensive includes unrealized gains and losses on securities held for sale, changes in the funded status of the pension plan and unrealized gains and losses on cash flow hedges.

Statements of Cash Flows

For the purpose of presentation in the consolidated statements of cash flows, cash and cash equivalents are defined as the sum of cash and due from banks and federal funds sold.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

Segment Reporting

The Company has evaluated the activities relating to its strategic business units, and determined that these strategic business units are similar in nature, and managed accordingly. The strategic business units are not reviewed separately to make operating decisions or assess performance. Therefore, the Company has determined it has no reportable segments.

Recently Issued Accounting Pronouncements

In March 2020, the FASB issued an Update (ASU 2020-04), Reference Rate Reform (Topic 848). The amendments in this Update provide optional expedients and exceptions for applying generally accepted accounting principles (GAAP) to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this Update apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. The following optional expedients for applying the requirements of certain Topics or Industry Subtopics in the Codification are permitted for contracts that are modified because of reference rate reform and that meet certain scope guidance: (1) Modifications of contracts within the scope of Topics 310, Receivables, and 470, Debt, should be accounted for by prospectively adjusting the effective interest rate. (2) Modifications of contracts within the scope of Topics 840, Leases, and 842, Leases, should be accounted for as a continuation of the existing contracts with no reassessments of the lease classification and the discount rate (for example, the incremental borrowing rate) or remeasurements of lease payments that otherwise would be required under those Topics for modifications not accounted for as separate contracts. (3) Modifications of contracts do not require an entity to reassess its original conclusion about whether that contract contains an embedded derivative that is clearly and closely related to the economic characteristics and risks of the host contract under Subtopic 815-15, Derivatives and Hedging— Embedded Derivatives. The amendments in this Update are effective for all entities as of March 12, 2020 through December 31, 2022. An entity may elect to apply the amendments for contract modifications by Topic or Industry Subtopic as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. Once elected for a Topic or an Industry Subtopic, the amendments in this Update must be applied prospectively for all eligible contract modifications for that Topic or Industry Subtopic. An entity may elect to apply the amendments in this Update to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020 and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020. The Company is in the early stages of evaluation of the guidance.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 1 - Summary of Significant Accounting Policies (Continued)
Recently Issued Accounting Pronouncements (Continued)

In June 2016, the FASB issued an Update (ASU 2016-13) to its guidance on “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. ASU 2016-13 requires credit losses on most financial assets measured at amortized cost and certain other instruments to be measured using an expected credit loss model (referred to as the current expected credit loss (CECL) model). Under this model, entities will estimate credit losses over the entire contractual term of the instrument (considering estimated prepayments, but not expected extensions or modifications unless reasonable expectation of a troubled debt restructuring exists) from the date of initial recognition of that instrument. The ASU also replaces the current accounting model for purchased credit impaired loans and debt securities. The allowance for credit losses for purchased financial assets with a more-than insignificant amount of credit deterioration since origination (“PCD assets”), should be determined in a similar manner to other financial assets measured on an amortized cost basis. However, upon initial recognition, the allowance for credit losses is added to the purchase price (“gross up approach”) to determine the initial amortized cost basis. The subsequent accounting for PCD financial assets is the same expected loss model described above. Further, the ASU made certain targeted amendments to the existing impairment model for available-for-sale (AFS) debt securities. For an AFS debt security for which there is neither the intent nor a more-likely-than-not requirement to sell, an entity will record credit losses as an allowance rather than a write-down of the amortized cost basis. For public business entities that are U.S. Securities and Exchange Commission (SEC) filers, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other public business entities, the adoption date is for fiscal years beginning after December 2020. An entity will apply the amendments in this Update through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). In November 2018, the FASB issued ASU 2018-19, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, which aligns the implementation date for nonpublic entities’ annual financial statements with the implementation date for their interim financial statements and clarifies the scope of the guidance in the amendments in ASU 2016-13. The Company will adopt ASU 2016-13 January 1, 2023. The Company is currently evaluating the potential impact on our consolidated results of operations or financial position. The initial adjustment will not be reported in earnings and therefore will not have any material impact on our consolidated results of operations, but it is expected that it will have an impact on our consolidated financial position at the date of adoption of this Update. At this time, we have not calculated the estimated impact that this Update will have on our Allowance for Loan Losses, however, we anticipate it will have a minimal impact on the methodology process we utilize to calculate the allowance. A vendor has been selected and alternative methodologies are currently being considered. Data requirements and integrity are being reviewed and enhancements incorporated into standard processes. The Company is in the early stages of evaluation and implementation of the guidance.

In August 2018, the FASB has issued an Update (ASU No. 2018-14), “Compensation—Retirement Benefits—Defined Benefit Plans—General (Subtopic 715-20): Disclosure Framework—Changes to the Disclosure Requirements for Defined Benefit Plans”, that applies to all employers that sponsor defined benefit pension or other postretirement plans. The amendments modify the disclosure requirements for employers that sponsor defined benefit pension or other postretirement plans. The following disclosure requirements were removed from Subtopic 715-20: (1) the amounts in accumulated other comprehensive income expected to be recognized as components of net periodic benefit cost over the next fiscal year; (2) the amount and timing of plan assets expected to be returned to the employer; (3) the disclosures related to the June 2001 amendments to the Japanese Welfare Pension Insurance Law; related party disclosures about the amount of future annual benefits covered by insurance and annuity contracts and significant transactions between the employer or related parties and the plan; (4) for nonpublic entities, the reconciliation of the opening balances to the closing balances of plan assets measured on a recurring basis in Level 3 of the fair value hierarchy. However, nonpublic entities will be required to disclose separately the amounts of transfers into and out of Level 3 of the fair value hierarchy and purchases of Level 3 plan assets; and (5) for public entities, the effects of a one-percentage-point change in assumed health care cost trend rates on the (a) aggregate of the service and interest cost components of net periodic benefit costs and (b) benefit obligation for postretirement health care benefits. The following disclosure requirements were added to Subtopic 715-20: (1) the weighted-average interest crediting rates for cash balance plans and other plans with promised interest crediting rates; and (2) an explanation of the reasons for significant gains and losses related to changes in the benefit obligation for the period. The amendments also clarify the disclosure requirements in paragraph 715-20-50-3, which state that the following information for defined benefit pension plans should be disclosed: (1) the projected benefit obligation (PBO) and fair value of plan assets for plans with PBOs in excess of plan assets; and (2) the benefit accumulated benefit obligation (ABO) and fair value of plan assets for plans with ABOs in excess of plan assets. ASU No. 2018-14 is effective for fiscal years ending after December 15, 2020 for public business entities and for fiscal years ending after December 15, 2021 for all other entities. Early adoption is permitted for all entities. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated results of operations or financial position.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 2 - Restrictions on Cash and Due from Banks

The Bank is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. There was no reserve required at December 31, 2020. The required reserve at December 31, 2019 was $21.1 million.

Note 3 - Investments

The amortized cost and fair value of investment securities, with gross unrealized gains and losses, are as follows at December 31, 2020 and 2019:

(In Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2020:
Available for Sale:
United State Agencies	$122,209	$474	$(305)	$122,378
State and local governments	71,447	1,309	(102)	72,654
Corporate	7,750	35	(8)	7,777
Mortgage-backed securities	73,553	2,321	(11)	75,863
Total Available for Sale	$274,959	$4,139	$(426)	$278,672
Held to Maturity:
State and local governments	$8,794	$-	$-	$8,794
	$8,794	$-	$-	$8,794
Restricted Equity Securities:	$4,827	$-	$-	$4,827

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 3 – Investments (Continued)

(In Thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2019:
Available for Sale:
Treasuries	$9,946	$41	$-	$9,987
United State Agencies	82,286	242	(900)	81,628
State and local governments	39,176	629	-	39,805
Corporate	9,000	-	(93)	8,907
Mortgage-backed securities	65,309	287	(533)	65,063
Total Available for Sale	$205,717	$1,199	$(1,526)	$205,390
Held to Maturity:
State and local governments	$2,071	$-	$-	$2,071
Restricted Equity Securities:	$6,880	$-	$-	$6,880

The Company reassessed classification of certain investments and effective July 22, 2020, the Company transferred $3.8 million of tax exempt state and local governments and $2.0 million in corporate securities from available-for-sale to held-to-maturity securities. The transferred occurred at fair value. There was no unrealized gain. No gain or loss was recorded at the time of transfer.

The Company’s current policies generally limit securities investments to U.S. Government and securities of government sponsored enterprises, federal funds sold, municipal bonds, corporate debt obligations including subordinated debt of banks and certain mutual funds. In addition, the Company’s policies permit investments in mortgage-backed securities, including securities issued and guaranteed by Fannie Mae, Freddie Mac, and GNMA, and collateralized mortgage obligations issued by these entities. At December 31, 2020, all mortgage-backed securities including collateralized mortgage obligations were securities of government sponsored enterprises, no private-label mortgage-backed securities or collateralized mortgage obligations were in the securities portfolio. The Company’s investments in state and political subdivisions securities generally are municipal obligations that are general obligations supported by the general taxing authority of the issuer, and in some cases are insured. The obligations issued by school districts are primarily supported by state aid. Primarily, these investments are issued by municipalities within New York State. Restricted equity securities primarily include non-marketable Federal Home Loan Bank New York (FHLBNY) stock and non-marketable Federal Reserve Bank (FRB) stock, both of which are required to be held for regulatory purposes and for borrowing availability. The required investment in FHLBNY stock is tied to both the Company’s borrowing levels with the FHLB and commitments to sell residential mortgage loans to the FHLB. Holdings of FHLBNY stock and FRB stock totaled $3.6 million and $648,000 at December 31, 2020, respectively, and $5.7 million and $648,000 at December 31, 2019, respectively. These securities are carried at par, which is also cost. The Company has an investment in Federal Agricultural Mortgage Corp (Farmer Mac) class A stock totaling $148,000 and $168,000 at December 31, 2020 and 2019, respectively, in order to participate in certain lending activities with Farmer Mac. The stock is actively traded on the NYSE, pays a dividend, and is reflective of current market value. Restricted equity securities also include miscellaneous investments carried at par, which is also cost.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 3 – Investments (Continued)

Restricted equity securities are held as a long-term investment and value is determined based on the ultimate recoverability of the par value. Impairment of these investments is evaluated quarterly and is a matter of judgment that reflects management’s view of the issuer’s long-term performance, which includes factors such as the following: its operating performance; the severity and duration of declines in the fair value of its net assets related to its capital stock amount; its commitment to make payments required by law or regulation and the level of such payments in relation to its operating performance; and its liquidity and funding position. After evaluating these considerations, the Company concluded that the par value of these investments will be recovered and, as such, has not recognized any impairment on its holdings of restricted equity securities during the current year.

The following table sets forth the Company’s investment in securities with unrealized losses of less than twelve months and unrealized losses of twelve months or more at December 31:

	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unreailzed	Fair	Unrealized
(In thousands)	Value	Losses	Value	Losses	Value	Losses
December 31,2020:
United States agencies	$34,035	$(305)	$-	$-	$34,035	$(305)
State and Local Governments	12,177	(102)	-	-	12,177	(102)
Corporate	3,492	(8)	-	-	3,492	(8)
Mortgage-backed securities	5,367	(11)	-	-	5,367	(11)
	$55,071	$(426)	$-	$-	$55,071	$(426)

	Less than 12 Months		12 Months or More		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
(In thousands)	Value	Losses	Value	Losses	Value	Losses
December 31,2019:
United States agencies	$47,072	$(895)	$1,266	$(5)	$48,338	$(900)
Corporate	8,907	(93)	-	-	8,907	(93)
Mortgage-backed securities	16,430	(120)	26,415	(413)	42,845	(533)
	$72,409	$(1,108)	$27,681	$(418)	$100,090	$(1,526)

On a quarterly basis, the Company performs an assessment to determine whether there have been any events or economic circumstances indicating that a security with an unrealized loss has suffered other-than-temporary impairment. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the amortized cost basis, (2) the financial condition of the issuer (and guarantor, if any) and adverse conditions specifically related to the security, industry or geographic area, (3) failure of the issuer of the security to make scheduled interest or principal payments, (4) any changes to the rating of a security by a rating agency, (5) the presence of credit enhancements, if any, including the guarantee of the federal government or any of its agencies, (6) whether the Company intends to sell or more likely than not be required to sell the debt security, and (7) if the present value of the expected cash flow is not sufficient to recover the entire amortized cost.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 3 – Investments (Continued)

There were 34 securities with unrealized losses at December 31, 2020, all of those securities with a value of $55.1 million, that were less than 12 months. On December 31, 2019 there were 60 securities with unrealized losses, 48 securities with a value of $72.4 million were less than 12 months and 12 securities with a value of $27.7 million were greater than 12 months. Substantially all of the unrealized losses on the Company's securities were caused by market interest rate changes from those in effect when the securities were purchased by the Company. The contractual terms of these securities do not permit the issuer to settle the securities at a price less than par value. Except for certain state and local government obligations, all securities rated by an independent rating agency carry an investment grade rating. Financial information relating to unrated state and government obligations is reviewed for indications of adverse conditions that may indicate other-than-temporary impairment. The Company did not consider these investment securities to be other than temporarily impaired at December 31, 2020 and 2019.

The amortized cost and fair value of debt securities at December 31, 2020, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

	Available for Sale		Held to Maturity
	Amortized	Fair	Amortized	Fair
(In thousands)	Cost	Value	Cost	Value
Due in one year or less	$13,101	$13,201	$4,766	$4,766
Due after one year through five years	12,738	13,187	1,926	1,926
Due after five years through ten years	117,266	118,127	1,483	1,483
Due after ten years	50,551	50,518	619	619
Securities not due at a single maturity date	81,303	83,639	-	-
	$274,959	$278,672	$8,794	$8,794

During 2020, the Company sold $23.0 million of securities available for sale, while in 2019 the Company sold $38.9 million. Gross gains on the sale of investments in 2020 was $217,000. Gross losses on the sale of investment securities in 2019 was $222,000. Investment securities with carrying amounts of $130.2 million and $88.2 million at December 31, 2020 and 2019, respectively, were pledged to secure deposits as required or permitted by law.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 4 – Loans

Loans consisted of the following at December 31:

	2020	2019

	(In thousands)
Real estate:
Residential:
1-4 family	$329,452	$238,761
Home equity	111,417	121,089
Commercial	252,314	212,947
Agriculture	77,609	73,894
Total mortgage loans on real estate	770,792	646,691

Commercial loans	179,515	134,769
Agriculture loans	38,974	47,370
Consumer installment loans:
Direct	22,017	23,382
Indirect	8,398	10,297
Total consumer installment loans	30,415	33,679

Total loans	$1,019,696	$862,509

Net unamortized loan origination (fees) costs totaled $(435,000) at December 31, 2020 and $2.0 million December 31, 2019, respectively and are included with their related loan class.

The Company has transferred a portion of its originated commercial, commercial real estate, agriculture and agriculture real estate loans to participating lenders. The amounts transferred have been accounted for as sales and are therefore not included in the Company’s accompanying consolidated balance sheets. The Company and participating lenders share ratably in cash flows and any gains or losses that may result from a borrower’s lack of compliance with contractual terms of the loan. The Company continues to service the loans on behalf of the participating lenders and, as such, collects cash payments from the borrowers, remits payments (net of servicing fees) to participating lenders and disburses required escrow funds to relevant parties. At December 31, 2020 and 2019, the Company was servicing loans for participants aggregating $13.2 million and $15.4 million, respectively.

Under the PPP, small businesses may, subject to certain regulatory requirements, obtain low interest (1%), government-guaranteed SBA loans. These loans may be forgiven if the funds are used for designated expenses and meet certain designated requirements. If our borrowers fail to qualify for PPP loan forgiveness, or if the PPP loans are not fully guaranteed by the US government or if the SBA determines that there is a deficiency in the manner in which we originated, funded or serviced the PPP loans, we risk holding loans with unfavorable terms and may experience loss related to our PPP loans. The Company originated 1,177 loans in the amount of $116.3 million. These loans are recorded as commercial loans on the balance sheet. As of December 31, 2020, the Company has received forgiveness for 669 loans in the amount of $60.4 million. The Company has 635 loans in the amount of $55.9 million remaining on its balance sheet as of December 31, 2020. As of December 31, 2020, the Company has recorded $2.4 million of deferred fees as a yield adjustment to loans interest income and processing fees with a remaining fees of $2.2 million to be recorded.

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments are due. Generally, loans are placed on nonaccrual status if principal or interest payments become 90 days or more past due and/or management deems the collectability of the principal and/or interest to be in question, as well as when required by regulatory requirements.

Lyons Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2020 and 2019

Note 4 — Loans (Continued)

The following table presents past due loans by classes of the loan portfolio at December 31, 2020 and 2019:

			90 Days
		30-89 Days	and	Total	Loans on
(In thousands)	Current	Past Due	Greater	Loans	Nonaccrual
December 31, 2020:
Commercial loans	$178,834	$360	$321	$179,515	$554
Commercial real estate	251,128	1,111	75	252,314	75
Agriculture loans	38,251	-	723	38,974	842
Agriculture real estate	77,074	535	-	77,609	735
Residential real estate:
1-4 family	328,086	939	427	329,452	824
Home equity	111,094	83	240	111,417	233
Consumer installment loans:
Direct	21,988	29	-	22,017	-
Indirect	8,352	46	-	8,398	65
Total	$1,014,807	$3,103	$1,786	$1,019,696	$3,328

(In thousands)	Current	30-89 Days Past Due	90 Days and Greater	Total Loans	Loans on Nonaccrual
December 31, 2019:
Commercial loans	$132,346	$879	$1,544	$134,769	$1,643
Commercial real estate	212,148	678	121	212947	218
Agriculture loans	46,202	43	1,125	47,370	1,148
Agriculture real estate	73,063	396	435	73,894	588
Residential real estate:
1-4 family	236,659	1,590	512	238,761	1,133
Home equity	120,782	124	183	121,089	325
Consumer installment loans:
Direct	23,327	55		23,382	76
Indirect	10,181	116		10,297	13
Total	$854,708	$3,881	$3920	$862,509	$5,144

Lyons Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2020 and 2019

Note 4 — Loans (Continued)

At December 31, 2020, there was one home equity loan in the amount of $108,000 over 90 days' delinquent and still accruing interest. At December 31, 2019, there were no loans that were over 90 days' delinquent and still accruing interest.

Activity in the allowance for loan losses for the years ended December 31, 2020 and 2019 follows:

	Commercial	Commercial Real Estate	Agriculture	Agriculture Real Estate	Residential Real Estate	Consumer	Unallocated	Total
2020
Beginning balance	$2,773	$3,630	$943	$565	$2,206	$555	$883	$11,555
Provisions for loan losses	2,138	1,966	258	405	2,185	189	(883)	6,258
Recoveries of loans previously charged off	64	-	-	-	12	63	-	139
Loans charged off	(127)	(25)	-	-	(128)	(290)	-	(570)
Ending balance	$4,848	$5,571	$1,201	$970	$4,275	$517	$-	$17,382
2019
Beginning balance	$3,030	$2,274	$715	$599	$2,058	$394	$965	$10,035
Provisions for loan losses	(74)	1,649	268	(34)	171	443	(82)	2,341
Recoveries of loans previously charged off	143	5	-	-	4	59	-	211
Loans charged off	(326)	(298)	(40)	-	(27)	(341)	-	(1,032)
Ending balance	$2,773	$3,630	$943	$565	$2,206	$555	$883	$11,555

The allocation of the allowance for loan losses by loan class is as follows at December 31, 2020 and 2019:

(In thousands)
December 31, 2020	Commercial	Commercial Real Estate	Agriculture	Agriculture Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Amount of allowance for loan losses on loans individually evaluated for impairment	$300	$-	$350	$25	$-	$-	$-	$675
Amount of allowance for loan losses on loans collectively evaluated for impairment	4,548	5,571	851	945	4,275	517	-	16,707
Total allowance for loan losses	$4,848	$5,571	$1,201	$970	$4,275	$517	$-	$17,382
Loans individually evaluated for impairment	$553	$75	$841	$736	$-	$-	$-	$2,205
Loans collectively evaluated for impairment	178,962	252,239	38,133	76,873	440,869	30,415	-	1,017,491
Total Loans	$179,515	$252,314	$38,974	$77,609	$440,869	$30,415	$-	$1,019,696

December 31,2019	Commercial	Commercial Real Estate	Agriculture	Agriculture Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Amount of allowance for loan losses on loans individually evaluated for impairment	$423	$-	$300	$52	$-	$-	$-	$775
Amount of allowance for loan losses on loans collectively evaluated for impairment	2,350	3,630	643	513	2,206	555	883	10,780
Total allowance for loan losses	$2,773	$3,630	$943	$565	$2,206	$555	$883	$11,555
Loans individually evaluated for impairment	$1,642	$218	$731	$1,005	$-	$-	$-	$3,596
Loans collectively evaluated for impairment	133,127	212,729	46,639	72,889	359,850	33,679	-	858,913
Total Loans	$134,769	$212,947	$47,370	$73,894	$359,850	$33,679	$-	$862,509

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 4 – Loans (Continued)

Management is committed to early recognition of loan problems and to maintaining an adequate allowance. At least quarterly, management reviews all commercial and commercial real estate loans and leases and agriculturally related loans with an outstanding principal balance of over $100,000 that are internally risk rated substandard or worse, giving consideration to payment history, debt service payment capacity, collateral support, strength of guarantors, local market trends, industry trends, and other factors relevant to the particular borrowing relationship. Through this process, management identifies impaired loans. For loans considered impaired, estimated exposure amounts are based upon collateral values or present value of expected future cash flows discounted at the original effective interest rate of each loan. For commercial loans, commercial mortgage loans, agricultural mortgages and agricultural loans not specifically reviewed, and for homogenous loan portfolios such as residential mortgage loans and consumer loans, estimated exposure amounts are assigned based upon historical net loss experience and current charge-off trends, past due status, and management’s judgment of the effects of current economic conditions on portfolio performance. In determining and assigning historical loss factors to the various homogeneous portfolios, the Company calculates average net losses over a period of time and compares this average to current levels and trends to ensure that the calculated average loss factor is reasonable.

Significant factors that could give rise to changes in these estimates may include, but are not limited to, changes in economic conditions in the local area, concentration of risk, changes in interest rates, and declines in local property values. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

The above allocation is neither indicative of the specific amounts or the loan categories in which future charge-offs may occur, nor is it an indicator of future loss trends. The allocation of the allowance to each category does not restrict the use of the allowance to absorb losses in any category.

The following table summarizes information regarding impaired loans by loan portfolio class as of December 31, 2020 and 2019:

(In thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Cash Basis Income Recognized
December 31, 2020
With no related allowance recorded:
Commercial loans	$196	$240	$-	$468	$-
Commercial real estate	75	75	-	72	-
Agricultural loans	118	121	-	129	-
Agricultural real estate	225	234	-	291	-
Total	$614	$670	$-	$960	$-
With an allowance recorded:
Commercial Loans	$358	$841	$300	$646	$-
Commercial real estate	-	-	-	42	-
Agricultural loans	723	738	350	723	-
Agricultural real estate	510	583	25	390	-
Total	$1,591	$2,162	$675	$1,801	$-
Summary:
Commercial loans	$553	$1,081	$300	$1,114	$-
Commercial real estate	75	75	-	114	-
Agricultural loans	841	859	350	852	-
Agricultural real estate	736	817	25	681	-
Total	$2,205	$2,832	$675	$2,761	$-

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 4 – Loans (Continued)

(In thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Cash Basis Income Recognized
December 31, 2019
With no related allowance recorded:
Commercial loans	$274	$305	$-	$490	$-
Commercial real estate	97	99	-	34	-
Agricultural loans	-	-	-	334	-
Agricultural real estate	-	-	-	349	-
Total	$371	$404	$-	$1,207	$-
With an allowance recorded:
Commercial loans	$1,368	$1,676	$423	$1,487	$-
Commercial real estate	121	121	-	136	-
Agricultural loans	731	743	300	750	-
Agricultural real estate	1,005	1,017	52	298	-
Total	$3,225	$3,557	$775	$2,671	$-
Summary:
Commercial loans	$1,642	$1,981	$423	$1,977	$-
Commercial real estate	218	220	-	170	-
Agricultural loans	731	743	300	1,084	-
Agricultural real estate	1,005	1,017	52	647	-
Total	$3,596	$3,961	$775	$3,878	$-

As of December 31, 2020 and 2019, the Company has a recorded investment in troubled debt restructurings of $2.1 million and $500,000, respectively. The Company has allocated $650,000 and $300,000 of specific allowance for those loans at December31, 2020 and 2019 respectively.

The modification of the terms of such commercial loans, agriculture loan and commercial real estate loan performed during the year ended December 31, 2020 included an extension of the maturity date. The modification of the terms of such agriculture loan performed during December 31, 2019 included a reduction in interest rate.

(in thousands)	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
December 31, 2020
Troubled Debt Restructurings:
Commercial	4	$1,038	$1,038
Agriculture	1	500	496
Commercial Real Estate	1	602	602
Total	6	$2,140	$2,136

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 4 – Loans (Continued)

The troubled debt restructurings described above did not increase the allowance for loan losses and did not result in charge-offs during the year ended December 31, 2020.

(in thousands)	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
December 31, 2019
Troubled Debt Restructurings:
Agriculture	1	$500	$500
Total	1	$500	$500

The troubled debt restructuring described above did not increase the allowance for loan losses and did not result in charge-offs during the year ended December 31, 2019.

The following table presents loans by class modified as troubled debt restructurings for which there was a payment default within the first twelve months following the modification during the year ended December 31, 2020 and 2019:

Troubled Deb Restructurings	Number of	Recorded
That Subsequently Defaulted:	Loans	Investment
December 31, 2020
Agriculture:	1	$496
Total	1	$496

The troubled debt restructuring described above did not increase the allowance for loan losses and did not result in additional charge-offs during the year ended December 31, 2020.

Troubled Deb Restructurings	Number of	Recorded
That Subsequently Defaulted:	Loans	Investment
December 31, 2019
Agriculture:	1	$500
Total	1	$500

The troubled debt restructuring described above did not increase the allowance for loan losses and did not result in additional charge-offs during the year ended December 31, 2019.

A loan is considered to be in payment default once it is 15 days contractually past due under the modified terms.

Additionally, the Company is working with borrowers impacted by COVID-19 and providing modifications to include principal and interest deferral. These modifications are excluded from troubled debt restructuring classification under Section 4013 of the CARES Act or under applicable interagency guidance of the federal banking regulators. As of December 31, 2020, the Company has remaining loan modifications of 9 commercial loans with outstanding balances of $3.2 million, no agriculture loans, 6 residential mortgage loans with outstanding balances of $713,000 and 3 consumer loans with outstanding balances of $21,000.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 4 – Loans (Continued)

Credit Quality

The Company utilizes a ten grade internal loan rating system for commercial, commercial real estate, agriculture and agriculture real estate loans. Loans that are rated “1” through “6” are considered “pass” rated loans with low to average risk.

Loans rated a “7” are considered “special mention”. These loans have potential weaknesses that deserve management’s close attention. These weaknesses may, if not checked or corrected, weaken the asset or inadequately protect the Company’s position at some future date. Borrowers may be experiencing adverse operating trends, or an ill-proportioned balance sheet. Adverse economic or market conditions may also support a special mention rating. These assets pose elevated risks, but their weakness does not yet justify a substandard classification.

Loans rated an “8” are considered “substandard”. Generally, a loan is considered substandard if it is inadequately protected by the current net worth and paying capacity of the obligors and/or the collateral pledged. Substandard loans have a high probability of payment default or they have other well-defined weaknesses. They require more intensive supervision by Company management. Substandard loans are generally characterized by current or unexpected unprofitable operations, inadequate debt service coverage, inadequate liquidity, or marginal capitalization.

Loans rated a “9” are considered “doubtful”. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, highly questionable and improbable. There were no doubtful loans at December 31, 2020 or 2019.

Loans rated a “10” are considered uncollectible (“loss”) and of such little value that their continuance as loans is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this basically worthless loan even though partial recovery may be affected in the future. There were no loss loans at December 31, 2020 or 2019.

On an annual basis, or more often if needed, the Company formally reviews the ratings on all commercial, commercial real estate, agriculture and agriculture real estate loans. The Company also annually engages an independent third party to review a significant portion of loans within these classes. Management uses the results of these reviews as part of its annual review process.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 4 – Loans (Continued)
Credit Quality – Continued

The following table presents the classes of the commercial and agriculture loan portfolios summarized by the aggregate pass rating and the criticized and classified ratings of special mention and substandard within the Company's internal risk rating system as of December 31, 2020 and 2019:

	Commercial	Commercial Real Estate	Agriculture	Agriculture Real Estate	Total
December 31, 2020
Grade:
Pass	$173,340	$246,207	$38,088	$75,628	$533,263
Special Mention	690	2,441	783	320	4,234
Substandard	5,485	3,666	103	1,661	10,915
Total	$179,515	$252,314	$38,974	$77,609	$548,412
December 31, 2019
Grade:
Pass	$131,116	$208,849	$43,467	$70,053	$453,485
Special Mention	1,191	1,961	1,450	1,402	6,004
Substandard	2,462	2,137	2,453	2,439	9,491
Total	$134,769	$212,947	$47,370	$73,894	$468,980

Loans within the residential real estate and consumer portfolios do not have an internal loan rating system. Instead, they are monitored for past due status. If a residential real estate or consumer loan becomes 90 days past due, it is placed into nonaccrual status and the accrual of interest is discontinued.

Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual if collection of principal or interest is considered doubtful.

The following table presents the classes of the residential real estate and consumer loan portfolios summarized by performing or nonaccrual as of December 31, 2020 and 2019:

(In thousands)	1-4 Family	Home Equity	Consumer - Direct	Consumer - Indirect	Total
December 31,2020
Performing	$328,628	$111,184	$22,017	$8,333	$470.162
Noncrual	824	233	-	65	1122
Total	$329.452	$111.417	$22.017	$8,398	$471,284

December 31, 2019
Performing	$237,628	$120.764	$23,369	$10,221	$391,982
Noncrual	1133	325	13	76	1.547
Total	$238.761	$121.089	$23.382	$10.297	$5393.529

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 5 - Land, Premises and Equipment

Land, premises and equipment, net consist of the following at December 31, 2020 and 2019:

	2020	2019
	(In thousands)
Land	$5,875	$5,240
Building	23,139	18,933
Furniture and equipment	9,092	8,414
Leasehold improvements	3,055	3,055
Construction in progress	-	807
	41,161	36,449
Less: Accumulated depreciation	(13,457)	(12,127)
	$27,704	$24,322

Depreciation and amortization expense in 2020 and 2019 are included in noninterest expense as follows:

	2020	2019
	(In thousands)
Building	$508	$482
Furniture and equipment	676	607
Leasehold improvements	146	148
	$1,330	$1,237

At December 31, 2020, the Bank leased out space under non-cancelable operating leases. Future minimum rental payments to be received by the Company under these leases are as follows:

Years Ending December 31,	(In thousands)
2021	$81
2022	14
2023	-
2024	-
2025	-
Thereafter	-
$95

Rent income under the operating leases totaled $94,000 and $98,000 in 2020 and 2019, respectively.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 6 - Deposits

Certificates of deposit in denominations of $250,000 and over were $81.8 million and $88.0 million at December 31, 2020 and 2019, respectively.

At December 31, 2020, scheduled maturities of time deposits are as follows:

Years Ending December 31,	(In thousands)
2021	$224,968
2022	9,281
2023	7,268
2024	2,162
2025	406
$244,085

Included within certificates of deposits in December 31, 2020 and 2019 were $10.0 million and $4.9 million in brokered certificates of deposits.

Note 7 - Borrowings

Borrowings consist of overnight advances with the Federal Home Loan Bank. At December 31, 2020 and 2019, there were $0.0 million and $25.0 million in overnight advances outstanding, respectively. The table below details additional information related to overnight advances for the years ended December 31, 2020 and 2019:

	2020	2019
	(Dollars in thousands)
Maximum outstanding balance	$25,000	$42,000
Average outstanding balance	$4,005	$7,118
Interest expense	$35	$156
Weighted average interest rate during the year	1.75%	2.21%
Weighted average interest rate at end of year	0.00%	1.81%

There was no long term debt at December 31, 2020 and 2019.

As a member of the FHLB, the Bank can use certain otherwise unencumbered mortgage-related assets to secure borrowings from the FHLB. At December 31, 2020, total unencumbered mortgage-related loans were $162.9 million. At December 31, 2019, total unencumbered mortgage-related loans were $100.2 million. Additional assets may also qualify as collateral for FHLB advances.

The Company, through the Bank, can use certain otherwise unencumbered collateral to secure borrowings at the Federal Reserve Bank. At December 31, 2020, total unencumbered collateral in the form of home equity loans and other consumer loans was $42.3 million. At December 31, 2019, total otherwise unencumbered collateral in the form of home equity loans and other consumer loans was $64.1 million.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 7 – Borrowings (Continued)

The Company, through the Bank, had available unsecured line of credit agreements with correspondent banks permitting borrowings to a maximum of $40.0 million at December 31, 2020 and December 31, 2019. There were no outstanding advances against those lines at December 31, 2020 or 2019.

From time to time, the Bank enters into interest rate swap contracts with counterparties for the purpose of limiting the interest rate risk related to variable rate funding costs for overnight advances used to fund long-term fixed rate assets, including loans made to certain of the Bank’s customers.

In May 2018, the Bank entered into an interest rate swap agreement with a counterparty under which the Bank pays a fixed rate of 2.765% and receives a variable rate (which resets quarterly) equal to 3-month LIBOR Flat. The derivative and hedging accounting guidance requires the Bank recognize all derivative instruments as either assets or liabilities at fair value in the consolidated balance sheets. In accordance with this guidance, the Bank designates this interest rate swap as a cash flow hedge. If certain hedging criteria specified in derivatives and hedge accounting guidance are met, including testing for hedge effectiveness, hedge accounting may be applied. The hedge effectiveness assessment methodologies for similar hedges are performed in a similar manner and are used consistently throughout the hedging relationships. The Bank determined that the entire amount of the interest rate swap contract described above was an effective cash flow hedging instrument.

The agreement has a notional amount of $10,000,000. This interest rate swap matured on May 14, 2020.

Note 8 - Junior Subordinated Debentures

On June 27, 2003, the Company issued $1.035 million in junior subordinated debentures due June 27, 2033, to Trust I. The Company owns all of the $35,000 in common equity of Trust I and the debentures are the sole asset of Trust I. Trust I issued $1.0 million of floating-rate trust capital securities in a non-public offering. The floating-rate capital securities provide for quarterly distributions at a variable annual coupon rate, reset quarterly, based on three-month LIBOR plus 2.75%. In October 2020, Trust I was dissolved and the $1.0 million of floating-rate trust capital securities were exchanged for $1.0 million of the Lyons Bancorp subordinate debt offering (see Note 20).

On August 23, 2004, the Company issued $5.155 million in junior subordinated debentures due August 23, 2034, to Trust II. The Company owns all of the $155,000 in common equity of Trust II and the debentures are the sole asset of Trust II. Trust II issued $5.0 million of floating-rate trust capital securities in a non-public offering. The floating-rate capital securities provide for quarterly distributions at a variable annual coupon rate, reset quarterly, based on three-month LIBOR plus 2.65%. The coupon rate was 2.86% at December 31, 2020 and 4.56% at December 31, 2019. The securities are callable by the Company subject to any required regulatory approval, at par.

In December 2009, the Company entered into an interest rate swap agreement (swap) with an effective date of February 23, 2011. The Company designated the swap as a cash flow hedge and it is intended to protect against the variability of cash flows associated with Trust II. The swap modifies the pricing characteristic of Trust II, wherein the Company receives interest at three-month LIBOR plus 2.65% from a counterparty and pays a fixed rate of interest of 6.80% to the same counterparty calculated on a notional amount of $5.0 million. This agreement expired on November 23, 2019 and any pledged collateral was returned to the Company.

The Company unconditionally guarantees the Trust II capital securities. The terms of the junior subordinated debentures and the common equity of Trust II mirror the terms of the trust capital securities issued by Trust II. The Company used the net proceeds from this offering to fund an additional $5.0 million capital investment in the Bank to fund its operations and future growth.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 8 – Junior Subordinated Debentures (Continued)

The accounts of Trust I and Trust II are not included in the consolidated financial statements of the Company. However, for regulatory purposes, the trust capital securities qualify as Tier I capital of the Company subject to a 25% of capital limitation under risk-based capital guidelines. The portion that exceeds the 25% of capital limitation qualifies as Tier II capital. At December 31, 2020 and 2019, $5.0 million and $6.0 million in trust capital securities qualified as Tier I capital, respectively.

Note 9 - Income Taxes

The provision for income taxes consists of the following for the years ended December 31:

	2020	2019

	(In thousands)
Current Tax Provision
Federal	$4,279	$2,527
State	586	231
Total current tax provision	4,865	2,758
Deferred tax (benefit)
Federal	(2,161)	(233)
State	(492)	(41)
Total deferred tax (benefit)	(2,653)	(274)
	$2,212	$2,484

Income tax expense differed from the statutory federal income tax rate for the years ended December 31 as follows:

	2020	2019
Statutory federal tax rate	21.0%	21.0%
Increase (decrease) resulting from:
Tax-exempt interest income	(1.6)	(1.6)
Non-taxable earnings on bank-owned life insurance	(0.6)	(2.5)
Disallowed interest expense	0.1	0.1
State taxes	(0.2)	1.1
Other, net	(0.9)	0.3
Effective tax rate	17.8%	18.4%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Components of the Company’s net deferred tax assets at December 31, included in other assets in the accompanying consolidated balance sheets, are as follows:

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 9 - Income Taxes (Continued)

	2020	2019

	(In thousands)
Deferred tax assets
Allowance for loan losses	$4,455	$2,956
Compensation and benefits	2,374	2,020
Net unrealized loss on available for sale securities	-	82
Prepaid pension	795	234
Other	542	620
Total deferred tax assets	$8,166	$5,912

Deferred tax liabilities:
Net unrealized gain on available for sale securities	$928	-
Depreciation	769	595
Other	628	1,323
Total deferred tax liabilities	$2,325	$1,918
Net deferred tax assets	$5,841	$3,994

Management believes it is more likely than not that all of the deferred tax assets will be realized. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

Note 10 - Stockholders’ Equity

Preferred Stock – The Company is authorized to issue 5,000 shares of preferred stock having a par value of $0.50 per share and a stated value of $1,000 per share. The board of directors is authorized to issue these shares of preferred stock without stockholder approval in different classes and series and, with respect to each class or series, to determine the dividend rate, the redemption provisions, conversion provisions, liquidation preference, and other rights, privileges, and restrictions.

On November 15, 2016, the Company offered a private placement of 5,000 shares, par value of $0.50 per share, Series A Non-Cumulative Convertible Preferred Stock at $1,000 per share. The preferred stock is convertible, at any time, into shares of common stock, par value $0.50 per share, at the option of the holder.

Upon a deemed liquidation event of Lyons Bancorp, the holders of the preferred shares are entitled to receive a liquidation distribution of $1,000 per share plus any declared and unpaid dividends, before any distribution of assets to holders of common stock. Dividends will be paid quarterly, if declared by the board of directors, at a rate per annum equal to 5%. As of December 31, 2020 and 2019, all 5,000 shares, par value $0.50 per share, of the authorized preferred stock have been issued and are outstanding.

Common Stock – The holders of the Company’s common stock are entitled to receive dividends, if any, the board of directors may declare from time to time from funds legally available therefore, subject to the preferential rights of the holders of any shares of preferred stock that the Company may issue in the future. The holders of the Company’s common stock are entitled to one vote per share on any matter to be voted upon by stockholders.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 10 - Stockholders’ Equity (Continued)

The common stock and treasury stock of the Company at December 31, 2020 and 2019 are as follows:

	2020	2019
Common stock, authorized shares, $0.50 par value	7,500,000	7,500,000
Issued shares	3,198,660	3,198,660
Less: treasury stock shares	(25,322)	(28,412)
Outstanding shares	3,173,338	3,170,248

The amounts of income tax expense (benefit) allocated to each component of other comprehensive income (loss) are as follows for the Years Ended December 31, 2020 and 2019:

	2020	2019

	(in thousands)
Securities available for sale:
Net unrealized (losses) during the year	$1,064	$1,208
Reclassification adjustment for losses (gains) included in income	(54)	56
Pension and Postretirement benefit:
Amortization of Prior service credit	(1)	(1)
Amortization of net loss	65	38
Net Actuarial loss	(351)	(406)
Cash Flow Hedge:
Gains (losses) on the effective portion of cash flow hedge	79	(29)
Reclassification adjustment for losses included in income	9	28
Tax expense	$811	$894

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 10 - Stockholders’ Equity (Continued)

Reclassifications out of accumulated other comprehensive (loss) income for the years ended December 31, 2020 and 2019 are as follows:

Details About .accumulated Other Comprehensive Loss Components	Amount Reclassified frctn .accumulated Other Comprehensive Loss		Affected line Item In The Statement Where Net Income is Presented
	2020	2019

	(in thousands)
Unrealized Gains and Losses on avaliable for sale securities (before tax)	$217	$(222)	Net reaked gain (loss) from sales of securities
Tax (Expense) Benefit	(54)	56	Income tax expense
Net of Tax	163	(166)

Amortization of Pension and postretirement benefit plan items
Prior service credit	4	4
Net Losses	(263)	(152)
	(259)	(148)	Pensions and benefits expense
Tax Benefit	65	37	Income tax expense
Net of Tax	(194)	(111)

Gains and losses on Cash flaw hedge (before tax)	(37)	(113)	Interest expense - borrowings
Tax Benefit	9	28	Income tax expense
Net of Tax	(28)	(85)

Total Reclassification for the year, net of tax	$(59)	$(362)

The balances and changes in the components of accumulated other comprehensive loss, net of tax, are as follows:

	Unrealized gains (losses) on securities available for sale and restricted equity	Pension and postretirement	Unrealized losses on cash
(In thousands)	securities	benefits	flow hedge	Total
Balance – January 1, 2019	$(4,038)	$(2,303)	$(63)	$(6,404)
Other comprehensive income (loss) before reclassifications	3,626	(1,219)	(88)	2,319
Amounts reclassified from accumulated other comprehensive income	166	111	85	362
Other comprehensive income (loss) for 2019	3,792	(1,108)	(3)	2,681
Cumulative effect of change in measurement of equity securities	-	-	14	14
Balance – December 31, 2019	$(246)	$(3,411)	$(52)	$(3,709)
Other comprehensive income (loss) before reclassifications	$3,193	$(824)	$6	$2,375
Amounts reclassified from accumulated other comprehensive income	(163)	194	28	59
Other comprehensive income (loss) for 2020	3,030	(630)	34	2,434
Balance – December 31, 2020	$2,784	$(4,041)	$(18)	$(1,275)

Lyons Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2020 and 2019

Note 11 - Pension and Postretirement Benefit Plans

The Company participates in the New York State Bankers Retirement System (the “System”), a non-contributory defined benefit pension plan (the “Pension Plan”) covering substantially all employees. The benefits are based on years of service and the employee’s highest average compensation during five consecutive years of employment.

The Company also maintains an unfunded postretirement health insurance plan (the “Healthcare Plan”) for certain employees meeting eligibility requirements.

The Company engages independent, external actuaries to compute the amounts of liabilities and expense relating to these plans, subject to the assumptions that the Company selects. The benefit obligation for these plans represents the liability of the Company for current and retired employees, and is affected primarily by the following: service cost (benefits attributed to employee service during the period); interest cost (interest on the liability due to the passage of time); actuarial gains/losses (experience during the year different from that assumed and changes in plan assumptions); and benefits paid to participants.

The following table provides a reconciliation of the changes in the Pension Plan’s benefit obligations and fair value of assets and the accumulated benefit obligation for the Healthcare Plan for the years ending December 31, 2020 and 2019:

	Pension Plan		Healthcare Plan
	2020	2019	2020	2019

	(In thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$20,612	$15,396	$407	$396
Service cost	1,567	1,193	7	5
Interest cost	725	681	21	24
Actuarial (gain) loss	4,059	3,905	25	15
Expected expenses	(141)	(141)	-	-
Benefits paid "expected"	(422)	(422)	(34)	(33)
Benefit obligation at end of year	26,400	20,612	426	407

Change in plan assets:
Fair value of plan assets at beginning of year	$19,599	$15,396	-	-
Actual return on plan assets	4,163	3,253	-	-
Employer contribution	-	1,500	34	33
Actual expenses paid	(148)	(138)	-	-
Benefits paid	(443)	(412)	(34)	(33)
Fair value of plan assets at end of year	23,171	19,599	-	-
(Unfunded) Funded status recognized	$(3,229)	$(1,013)	$(426)	$(407)

Accumulated benefit obligation	$21,557	$17,009	$(712)	$(634)

The unfunded status of the Pension and Healthcare Plans as of December 31, 2020 and 2019 has been recognized in other liabilities in the consolidated balance sheets.

Lyons Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2020 and 2019

Note 11 - Pension and Postretirement Benefit Plans (Continued)

The components of net periodic benefit cost and other comprehensive income are as follows:

	Pension Plan		Healthcare Plan
	2020	2019	2020	2019

	(In thousands)
Components of net periodic benefit cost:
Service cost	$1,567	$1,193	$7	$5
Interest cost	725	681	21	24
Expected return on plan assets	(1,158)	(979)	-	-
Amortization of prior service cost (credits)	-	-	(4)	(4)
Amortization of net loss	234	133	29	19
Net periodic benefit cost	$1,368	$1,028	$53	$44

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

Net (gain) loss	$1,081	$1,618	$95	$37
Recognized actuarial loss	(234)	(133)	$(29)	$(19)
Recognized prior service (cost) credit	-	-	4	4
Recognized in other comprehensive income	847	1,485	70	22
Total recognized in net periodic benefit cost and other comprehensive income	$2,215	$2,513	$123	$66

The following table presents the components of accumulated other comprehensive loss, net of taxes, as of December 31:

	Pension Plan		Healthcare Plan
	2020	2019	2020	2019

	(In thousands)
Prior service cost (credit)	$-	$-	$(1)	$(4)
Other	-	-	(64)	(15)
Net actuarial loss	3,891	3,255	215	175
	$3,891	$3,255	$150	$156

Lyons Bancorp, Inc.
Notes to Consolidated Financial Statements
December 31, 2020 and 2019

Note 11 - Pension and Postretirement Benefit Plans (Continued)

The estimated costs that will be amortized from accumulated other comprehensive loss into net periodic cost during 2021 are as follows:

	Pension Plan	Healthcare Plan	Total

	(In thousands)
Prior service cost (credit)	$-	$(4)	$(4)
Net actuarial loss	261	44	305
Total	$261	$40	$301

Weighted-average assumptions used in accounting for the plans were as follows:

	Pension Plan		Healthcare Plan
	2020	2019	2020	2019
Discount rates:
Benefit cost for Plan Year	3.57%	4.52%	3.13%	4.14%
Benefit obligation at end of Plan Year	2.82%	3.57%	2.39%	3.13%
Expected long-term return on plan assets	5.25%	6.50%	N/A	N/A
Rate of compensation increase:
Benefit cost for Plan Year	3.00%	3.00%	N/A	N/A
Benefit obligation at end of Plan Year	3.00%	3.00%	N/A	N/A

The assumed health care cost trend rate used in the postretirement health care plan at December 31, 2020 was 4.00%. Assumed health care trend rates may have a significant effect on the amounts reported for this plan. A 1% increase in the trend rate would increase the periodic benefit cost by $4,000 and increase the accumulated postretirement benefit obligation by $100,000.

The discount rate used for each period was based upon the rates of return on high-quality fixed income investments. The objective of using this approach is to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments, would provide the necessary future cash flows to pay benefits when they became due. The discount rates are evaluated at each measurement date to give effect to changes in the general level of interest rates.

The Company utilizes Total Data Set Employee/Retiree Sex-distinct Mortality Tables with Contingent Survivor Tables for current beneficiaries (Pri-2012), with full generational projection using Scale MP-2020. The change in projection scale from MP-2019 to MP-2020 decreased the projected benefit obligation by $129,000.

The Company’s funding policy is to contribute, at a minimum, an actuarially determined amount that will satisfy the minimum funding requirements determined under the appropriate sections of the Internal Revenue Code. The Company made no contribution in 2020 and a contribution of $1,500,000 in 2019.

Estimated future benefit payments, which reflect expected future service, as appropriate, are as follows:

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 11 - Pension and Postretirement Benefit Plans (Continued)

	Pension Plan	Healthcare Plan

Years Ending December 31,	(In thousands)
2021	$496	$34
2022	$538	$34
2023	$591	$34
2024	$639	$34
2025	$764	$42
2026-2030	$5,198	$207
Total	$8,226	$385

The fair value of the Company’s pension plan assets at December 31, 2020 and 2019 by asset category are as follows:

		(Level 1)	(Level 2)
		Quoted Prices	Significant	(Level 3)
		in Active	Other	Significant
		Markets for	Observable	Unobservable
	Total	Identical Assets	Inputs	Inputs

(In thousands)
December 31, 2020
Cash equivalent:
Foreign currencies	$1	$1	$-	$-
Short tern investment funds	-	-	-	-
Total cash equivalents	1	1	-	-

Equity Securitties:
Common stock	-	-	-	-
Depository receipts	-	-	-	-
Commingled pension trust funds	-	-	-	-
Preferred stock	-	-	-	-
Total equity securities	-	-	-	-

Fixed income securites
Collateralized mortgage obligations	-	-	-	-
Commingled pension trust fund	-	-	-	-
Corporate bonds	1	-	1	-
Government National Mortgage Association II	-	-	-	-
Government Issues	-	-	-	-
Other securities	-	-	-	-
Total fixed income securities	1	-	1	-

Other financial instruments
Commingled pension financial instruments	-	-	-	-
Total other financial instruments	-	-	-	-
Subtotal:	2	1	1	-
Investment valued using Net Asset Value	23,169
Total	$23,171

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 11 - Pension and Postretirement Benefit Plans (Continued)

		(Level 1)	(Level 2)
		Quoted Prices	Significant	(Level 3)
		in Active	Other	Significant
		Markets for	Observable	Unobservable
	Total	Identical Assets	Inputs	Inputs

(In thousands)
December 31, 2019
Cash equivalent:
Foreign currencies	$4	$4	$-	$-
Short tern investment funds	-	-	-	-
Total cash equivalents	4	4	-	-

Equity Securitties:
Common stock	-	-	-	-
Depository receipts	-	-	-	-
Commingled pension trust funds	-	-	-	-
Preferred stock	-	-	-	-
Total equity securities	-	-	-	-

Fixed income securites
Collateralized mortgage obligations	-	-	-	-
Commingled pension trust fund	-	-	-	-
Corporate bonds	1	-	1	-
Government National Mortgage Association II	-	-	-	-
Government Issues	-	-	-	-
Other securities	-	-	-	-
Total fixed income securities	1	-	1	-

Other financial instruments
Commingled pension financial instruments	-	-	-	-
Total other financial instruments	-	-	-	-
Subtotal:	5	4	1	-
Investment valued using Net Asset Value	19,594
Total	$19,599

At December 31, 2020 and 2019, the portfolio was substantially managed by one investment firm who controlled approximately 99% and 98%, respectively, of the System’s assets. In addition, as of December 31, 2020 and 2019, approximately $284,000 and $425,000, respectively, of Pension Plan monies had not yet been allocated to an investment manager.

At December 31, 2020 and 2019, the System had an investment concentration of approximately 99% and 98% respectively, of its total portfolio in the JPMCD LDI Diversified Balanced Fund, a commingled pension trust fund.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 11 - Pension and Postretirement Benefit Plans (Continued)

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Fund is valued utilizing the valuation policies set forth by a JP Morgan’s asset management committee. Underlying investments for which market quotations are readily available are valued at their market value. Underlying investments for which market quotations are not readily available are fair valued by approved affiliated and/or unaffiliated pricing vendors, third-party broker-deals or methodologies as approved by the asset management committee. Fixed income instruments are valued based on prices received from approved affiliated and unaffiliated pricing vendors or third party broker-dealers (collectively referred to as “Pricing Services”). The Pricing Services use multiple valuation techniques to determine the valuation of fixed income instruments. In instances where sufficient market activity exists, the Pricing services may utilize a market-based approach through which trades or quotes from market makers are used to determine the valuation of these instruments. In instances where sufficient market activity may not exist, the Pricing Services also utilize proprietary valuation models which may consider market transactions in comparable securities and the various relationships between securities in determining fair value and/or market characteristics in order to estimate the relevant cash flows, which are then discounted to calculate the fair values. Equities and other exchange-traded instruments are valued at the last sales price or official market closing price on the primary exchange on which the instrument is traded before the net asset values (“NAV”) of the Funds are calculated on a valuation date. Futures contracts are generally valued on the basis of available market quotations. Forward foreign currency exchange contracts are valued utilizing market quotations from approved Pricing Services. The Fund invests in the Commingled Pension Trust Fund (“Strategic Property Fund”) of JPMorgan Chase Bank, N.A. (the “SPF”), which holds significant amounts of investments which have been fair valued at December 31, 2020 and 2019.

The following is a table of the pricing methodology and unobservable inputs at December 31, 2020 and 2019 used by JPMorgan in pricing commingled pension trust funds:

Commingled Pension Trust Funds (CPTF) - Other	Principal Valuation Technique(s) Used	Unobservable Inputs
CPTF (Strategic Property) of JPMorgan Chase Bank, N.A.	Market, Income Approach, Debt Service and Sales Comparison	Credit Spreads, Discount Rate, Loan to Value Ratio, Terminal Capitalization Rate and Value per Square Foot

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 11 - Pension and Postretirement Benefit Plans (Continued)

The following table sets forth a summary of the changes in Level 3 assets for the years ended December 31, 2020 and 2019:

January 1, 2019	$593
Transfer of assets now measured	-
at net asset value per share	(593)
Balances, December 31, 2019	$-
No change	-
Balances, December 31, 2020	$-

There were no transfers in or out of Level 3 in the Years Ended December 31, 2020 and 2019.

The Pension Plan was established in 1938 to provide for the payment of benefits to employees of participating banks. The Pension Plan is overseen by a Board of Trustees who meet quarterly and set the investment policy guidelines.

The New York Bankers Retirement System (“System”) overall investment strategy is to invest in a diversified portfolio while managing the variability between the assets and projected liabilities of underfunded pension plans. The System’s Board Members approved a migration (the “Migration”) of substantially all of the System’s assets to one fund, Commingled Pensions Trust Fund (LDI Diversified Balanced) of JPMorgan Chase Bank, N.A. (“JPMCB LDI Diversified Balanced Fund” or the “Fund”). The Board made the election in their December 2018 meeting and the Migration had an effective trade date of February 28, 2019. The Fund employs a liability driven investing (“LDI”) strategy for pension plans that are seeking a solution that is balanced between growth and hedging. The Bloomberg Barclays Long A U.S. Corporate Index, the Fund’s primary liability-performance benchmark, is used as a proxy for plan projected liabilities. The growth-oriented portion of the Fund invests in a mix of asset classes that the Fund’s Trustee believes will collectively maximize total risk-adjusted return through a combination of capital appreciation and income. This portion of the Fund will comprise between 35% and 90% of the portfolio and will invest directly or indirectly via underlying funds in a broad mix of global equity, credit, global fixed income, real estate and cash-plus strategies. The remaining portion of the Fund, between 10% and 65% of the portfolio, provides exposure to U.S. long duration fixed income and is used to minimize volatility relative to a plan’s projected liabilities. This portion of the Fund will invest directly or indirectly via underlying funds in investment grade corporate bonds and securities issued by the U.S. Treasury and its agencies or instrumentalities.

Prior to the Migration, the System’s overall investment strategy was to achieve a mix of approximately 97% of investments for long-term growth and 3% for near-term benefit payments with a wide diversification of asset types, fund strategies, and fund managers. The Board made the election in their December 2018 meeting and the Migration had an effective trade date of February 28, 2019. The Fund employs a liability driven investing (“LDI”) strategy for pension plans that are seeking a solution that is balanced between growth and hedging. The Bloomberg Barclays Long A U.S. Corporate Index, the Fund’s primary liability-performance benchmark, is used as a proxy for plan projected liabilities. The growth-oriented portion of the Fund invests in a mix of asset classes that the Fund’s Trustee believes will collectively maximize total risk-adjusted return through a combination of capital appreciation and income. This portion of the Fund will comprise between 35% and 90% of the portfolio and will invest directly or indirectly via underlying funds in a broad mix of global equity, credit, global fixed income, real estate and cash-plus strategies. The remaining portion of the Fund, between 10% and 65% of the portfolio, provides exposure to U.S. long duration fixed income and is used to minimize volatility relative to a plan’s projected liabilities. This portion of the Fund will invest directly or indirectly via underlying funds in investment grade corporate bonds and securities issued by the U.S. Treasury and its agencies or instrumentalities.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 11 - Pension and Postretirement Benefit Plans (Continued)

The target allocation for 2020 and actual allocation of plan assets as of December 31, 2020 and 2019 are as follows:

	Target Allocation	% of Plan Assets at December 31,
Asset Category	2020	2020	2019
Cash equivalents	0%	0.0%	0.0%
Equity securities	28%	31.6%	31.8%
Fixed income securities	60%	62.6%	57.7%
Other financial instruments	12%	5.8%	3.9%

Defined Contribution Plan

The Bank has a contributory 401(k) Plan for substantially all employees. Employees are eligible to contribute a percentage of their salary up to the maximum as determined by the Internal Revenue Service. The Bank is required to match 75% of the employees' contributions up to a maximum of 6% of the employees' salaries. The Bank contributed $558,000 and $491,000 under these provisions during 2020 and 2019, respectively.

Supplemental Employee Retirement Plans

The Company maintains supplemental employee retirement plans (the “SERP”) for certain executives. All benefits provided under the SERP are unfunded and, as these executives retire, the Company will make payments to plan participants. The unfunded status of the SERP at December 31, 2020 and 2019 was $6.6 million and $5.4 million, respectively, and is recorded in other liabilities in the consolidated balance sheets. Compensation expense related to the SERP was $1,136,000 and $1,717,000 for the years ended December 31, 2020 and 2019.

Deferred Compensation Plans

Prior to 2007, the Company had entered into employment agreements with key executives. These employment agreements established deferred compensation plans whereby Company stock was awarded and vested each year. In 2007, the Company terminated the employment agreements and related deferred compensation plans and established new deferred compensation plans for key executives. The new plans require a vesting period of three years from the original date the executive entered the plan. Awarded shares from both the prior plan and the current plan are restricted from being sold until employment is terminated.

The Company obtains shares for the new deferred compensation plan either through open market purchases or from treasury shares. The amount of awarded shares is based on the amount earned by each executive under the deferred compensation plan. The executives are awarded a number of shares based on the amount of deferred compensation earned divided by the value of the shares. The value of the shares purchased on the open market is the price paid. The value of the shares from treasury is the average daily closing price of the stock for each day within the past quarter. Total deferred compensation shares were 159,830 and 150,842 at December 31, 2020 and 2019 respectively. Total shares awarded were 8,712 and 8,182 for 2020 and 2019, respectively. Compensation expense is recognized over the vesting period, and is based upon the total amount of the value of the shares awarded to each executive. Compensation expense related to the plan was approximately $228,000 and $226,000 for the years ended December 31, 2020 and 2019, respectively.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 12 - Earnings Per Share

The following table presents a reconciliation of the earnings and shares used in calculating basic and diluted EPS for each of the years ended December 31:

	2020	2019

	(In thousands, except per share data)
Net Income	$10,268	$11,005
Adjustments for dilutive potential common shares	-	-
Preferred stock dividends	250	250
Net income available for diluted common shares	$10,018	$10,755

Weighted average common shares used to calculate basic EPS	3,171,206	3,182,515
Add: effect of common stock equivalents[1]	120,000	120,000
Weighted average common shares used to calculate diluted EPS	3,291,206	3,302,515

Earnings per common share:
Basic	$3.16	$3.38
Diluted	$3.12	$3.33

(1) 5,000 shares of convertible preferred stock are convertible into 120,000 shares of LYBC common stock

Note 13 - Related Party Transactions

In the ordinary course of business, the Bank has and expects to continue to have transactions, including loans and deposit accounts, with the Company's and the Bank's executive officers and directors and their affiliates. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other unrelated persons and did not involve more than a normal risk of collectability or present any other unfavorable features.

The roll-forward of loans to related parties for the years ended December 31, 2020 and December 31, 2019 is as follows:

	2020	2019

	(In Thousand's)
Beginning Balance	$16,752	$14,852
New Loans	3,874	4,933
Change in Related Party Status	-	331
Sold Loans	(312)	(988)
Repayments	(5,124)	(2,376)
Ending Balance	$15,190	$16,752

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 14 - Commitments and Contingent Liabilities

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments summarized as follows at December 31:

	2020	2019

	(In thousands)
Commitments to extend credit:
Commitments to grant loans	$153,252	$59,263
Unfunded commitments under commercial lines of credit	138,289	106,722
Unfunded commitments under consumer lines of credit	103,365	91,075
Standby letters of credit	9,513	9,389
	$404,419	$266,449

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Bank evaluates each customer’s credit worthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Bank upon extension of credit, varies and is based on management’s credit evaluation of the counterparty.

Standby letters of credit are conditional lending commitments issued by the Bank to guarantee the performance of a customer to a third party. These letters of credit are primarily issued to support public and private borrowing arrangements. Generally, letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank’s policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit. The Bank generally holds collateral supporting those commitments. Such collateral amounted to $8.2 million and $8.2 million at December 31, 2020 and 2019, respectively. The amount of the liability related to guarantees under standby letters of credit was not material at December 31, 2020 and 2019.

In addition to other investors, the Bank sells residential mortgage loans to the FHLB. The agreement with the FHLB includes a maximum credit enhancement liability of $6.2 million and $5.8 million at December 31, 2020 and 2019 respectively, which the Bank may be required to pay if realized losses on any of the sold mortgages exceed the amount held in the FHLB’s spread account. The FHLB is funding the spread account annually based on the outstanding balance of loans sold. The Bank’s historical losses on residential mortgages have been lower than the amount being funded to the spread account. As such, the Bank does not anticipate recognizing any losses and, accordingly, has not recorded a liability for the credit enhancement.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 14 - Commitments and Contingent Liabilities (Continued)

In addition to pledging investment securities to secure deposits, the Bank has entered into an agreement with the FHLB whereby the FHLB agrees to issue letters of credit for the benefit of securing deposits. In the event the FHLB makes a payment under this agreement, such payment will constitute an advance to the Bank and shall be immediately due and payable. The Bank has pledged otherwise unencumbered mortgage-related assets to secure letters of credit from the FHLB. As of December 31, 2020 the Bank had letters of credit outstanding with FHLB of $63.8 million and as of December 31, 2019 the Bank had letters of credit outstanding with the FHLB of $70.7 million.

Note 15 - Concentrations of Credit

The Company’s loan customers are located primarily in the New York communities served by the Bank. Investments in state and local government securities also involve governmental entities within the Company’s market area. Although operating in numerous communities in New York State, the Company is still dependent on the general economic conditions of New York. The largest concentration of credit by industry is Lessors of Residential Buildings and Dwellings, with loans outstanding of $63.3 million or 6.21% of total loans as of December 31, 2020. The largest concentration of credit by industry is Lessors of Nonresidential Buildings and Dwellings, with loans outstanding of $63.5 million or 7.37% of total loans as of December 31, 2019. Risk related to this concentration is controlled through adherence to loan policy guidelines, including appropriate debt service coverage, adequate property values substantiated by current appraisals, and obtaining guarantors where appropriate. The Company, as a matter of policy, does not extend credit to any single borrower, or group of related borrowers, in excess of its legal lending limit. Further information on the Company’s lending activities is provided in “Note 4 Loans” in Notes to Consolidated Financial Statements.

Note 16 - Regulatory Matters

The supervision and regulation of financial and bank holding companies and their subsidiaries is intended primarily for the protection of depositors, the deposit insurance funds regulated by the Federal Deposit Insurance Corporation (“FDIC”) and the banking system as a whole, and not for the protection of shareholders or creditors of bank holding companies. The various bank regulatory agencies have broad enforcement power over financial holding companies and banks, including the power to impose substantial fines, operational restrictions and other penalties for violations of laws and regulations and for safety and soundness considerations.

Capital

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 16 - Regulatory Matters (Continued)
Capital (Continued)

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined by regulation) and of Tier I capital (as defined) to average assets (as defined). The Company’s and the Bank’s capital amounts and ratios are also presented in the table below.

In July 2013, the Federal Reserve approved and published the final Basel III Capital Rules establishing a new comprehensive capital framework for U.S. banking organizations. The rules implement the Basel Committee’s December 2010 framework known as “Basel III” for strengthening international capital standards as well as certain provisions of the Dodd-Frank Act. The Basel III Capital Rules substantially revise the risk-based capital requirements applicable to bank holding companies and depository institutions, including the Company and the Bank, compared to the current U.S risk-based capital rules. The Basel III Capital Rules define the components of capital, and address risk weights and other issues affecting the denominator in the banking institutions’ regulatory capital ratios. It also replaces the existing risk-weighting approach, with a more risk-sensitive approach based, in part, on the standardized approach in the Basel Committee’s 2004 “Basel II” capital accords and implements the requirements of Section 939A of the Dodd-Frank Act to remove references to credit ratings utilized in the federal banking agencies’ rules.

The Basel III Capital Rules were effective for the Company and the Bank on January 1, 2015 (subject to a phase-in period).

As required under Dodd-Frank, a new capital ratio, “common equity tier 1 capital ratio” (CET1) was established. This ratio allows only common equity to qualify as tier 1 capital. The new CET1 ratio also will include most elements of accumulated other comprehensive income, including unrealized securities gains and losses, as part of both total regulatory capital (numerator) and total assets (denominator).

Community banks, however, were given the opportunity to make a one-time irrevocable election to include or not to include certain elements of other comprehensive income, most notably unrealized securities gains or losses. The Company and the Bank elected to not include the certain items of other comprehensive income in their capital calculations.

In addition to setting higher minimum capital ratios, the new rules introduce a capital conservation buffer, which must be added to each of the minimum capital ratios and is designed to absorb losses during periods of economic stress. The capital conservation buffer was phased-in over five years that began on January 1, 2016 and is now set at 2.5% when fully phased-in. If a banking organization fails to hold capital above minimum capital ratios, including the capital conservation buffer, it will be subject to certain restrictions on capital distribution and discretionary bonus payments.

The final rules eliminated the proposed phase-out over 10 years or Trust Preferred Securities, or “TRUPs” as tier 1 capital for bank holding companies and banks, such as the Company and the Bank, that have less than $15 billion in total assets. Under the final rule, grandfathered TRUPs continue to qualify as tier 1 capital until they mature or are redeemed, up to a limit of 25% of tier 1 capital (for grandfathered TRUPs and other grandfathered tier 1 capital components).

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 16 - Regulatory Matters (Continued)

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions		Minimum for Capital Adequacy with Buffer, Fully Phased in 2020
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2020:
Total risk-based capital
Consolidated	$109,685	11.5%	$76,427	≥8.0%	$95,534	≥l0.0%	$100,311	≥l0.5%
Bank	$130,173	13.6%	$76,399	≥8.0%	$95,499	≥l0.0%	$100,274	≥l0.5%
Tier 1 capital
Consolidated	$97,620	10.2%	$57,321	≥6.0%	$76,427	≥8.0%	$81,204	≥8.5%
Bank	$118,112	12.4%	$57,300	≥6.0%	$76,399	≥8.0%	$81,174	≥8.5%
Tier 1 leverage
Consolidated	$97,620	6.9%	$56,196	≥4.0%	$70,245	≥5.0%	$70,245	≥5.0%
Bank	$118,112	8.4%	$56,187	≥4.0%	$70,234	≥5.0%	$70,234	≥5.0%
Common Equity Tier 1
Consolidated	$96,363	10.1%	$42,990	≥4.5%	$62,097	≥6.5%	$66,874	≥7.0%
Bank	$116,855	12.2%	$42,975	≥4.5%	$62,074	≥6.5%	$66,849	≥7.0%

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions		Minimum for Capital Adequacy with Buffer, Fully Phased in 2019
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2019:
Total risk-based capital
Consolidated	$101,559	11.5%	$70,478	≥8.0%	$88,098	≥l0.0%	$92,503	≥l0.5%
Bank	$108,211	12.3%	$70,457	≥8.0%	$88,072	≥l0.0%	$92,475	≥l0.5%
Tier 1 capital
Consolidated	$90,491	10.3%	$52,859	≥6.0%	$70,478	≥8.0%	$74,883	≥8.5%
Bank	$97,146	11.0%	$52,843	≥6.0%	$70,457	≥8.0%	$74,861	≥8.5%
Tier 1 leverage
Consolidated	$90,491	7.8%	$46,068	≥4.0%	$57,585	≥5.0%	$57,585	≥5.0%
Bank	$97,146	8.4%	$46,064	≥4.0%	$57,580	≥5.0%	$57,580	≥5.0%
Common Equity Tier 1
Consolidated	$86,834	9.9%	$39,644	≥4.5%	$57,264	≥6.5%	$61,669	≥7.0%
Bank	$93,490	10.6%	$39,632	≥4.5%	$57,246	≥6.5%	$61,650	≥7.0%

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 16 - Regulatory Matters (Continued)

Management believes, as of December 31, 2020, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of the most recent notification from the Office of the Comptroller of the Currency, the Bank was categorized as well capitalized. There are no conditions or events since the notification that management believes have changed the institution’s category

Dividend Restrictions

In the ordinary course of business, the Company is dependent upon dividends from the Bank to provide funds for the payment of interest expense on the junior subordinated debentures, dividends to shareholders and to provide for other cash requirements. Banking regulations may limit the amount of dividends that may be paid. Approval by regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of the Bank to fall below specified minimum levels. Approval is also required if dividends declared exceed the net profits for that year combined with the retained net profits for the preceding two years.

At December 31, 2020, the Bank’s retained earnings available for the payment of dividends were approximately $19.0 million. At December 31, 2019, the Bank’s retained earnings available for the payment of dividends were approximately $16.6 million.

Note 17 - Fair Value Measurements and Fair Values of Financial Instruments

Determination of Fair Value

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various assets and liabilities. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

Fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 17 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

Fair Value Hierarchy

The Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1:	Valuation is based on unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market.

Level 2:	Valuation is based upon inputs other than quoted prices included within level 1 that are observable either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3:	Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

An asset’s or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures and those of other companies may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company’s financial instruments at December 31, 2020 and 2019:

Cash, Due From Banks, and Interest-bearing Deposits in Banks

The carrying amounts reported in the consolidated balance sheets for these assets approximate fair values based on the short-term nature of the assets.

Investment Securities

The fair value of securities available for sale and held to maturity are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or pricing models (Level 2), which consider standard input factors such as observable market data, benchmark yields, interest rate volatilities, broker/dealer quotes, credit spreads and new issue data. For certain securities which are not traded in active markets or are subject to transfer restrictions, valuations are adjusted to reflect illiquidity and/or non-transferability, and such adjustments are generally based on available market evidence (Level 3). In the absence of such evidence, management’s best estimate is used.

Management’s best estimate consists of external support on certain Level 3 investments. Management has determined that the fair value of local government securities in the held to maturity portfolio approximate their carrying value. Restricted equity securities have restrictions on their sale and are primarily carried at cost due to their limited marketability. The fair value of the Company’s investment in Farmer Mac is determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1).

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 17 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

Loans Held for Sale

The fair value of loans held for sale is determined using quoted secondary-market prices. If no such quoted prices exist, the fair value of a loan is determined using quoted prices for a similar loan or loans, adjusted for the specific attributes of that loan, resulting in a Level 2 classification.

Loans

The fair values of loans held in portfolio are estimated using discounted cash flow analyses. The discount rate considers a market participant’s cost of funds, liquidity premiums, capital charges, servicing charges, and expectations of future rate movements (for variable rate loans), resulting in a Level 3 classification. Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal, and adjusted for potential defaulted loans.

Impaired Loans

The fair value of loans considered impaired is generally determined based upon independent third party appraisals of the properties (market approach), or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. The fair value consists of the loan balances of $2.2 million and $3.6 million, net of valuation allowances of $675,000 and $775,000 as of December 31, 2020 and 2019, respectively.

Accrued Interest Receivable and Payable

The carrying amount of accrued interest receivable and accrued interest payable approximates fair value.

Mortgage Servicing Rights

The carrying amount of mortgage servicing rights approximates their fair value.

Deposits

The fair values disclosed for demand and savings deposits are equal to carrying amounts at the reporting date. Fair values of fixed rate certificates of deposit are estimated using discounted cash flows and interest rates currently being offered in the market on similar certificates, resulting in a Level 2 classification.

Borrowings from the Federal Home Loan Bank

Fair values of borrowings from the FHLB are estimated using discounted cash flow analysis, based on quoted prices for new borrowings from the FHLB with similar credit risk characteristics, terms and remaining maturity, resulting in a Level 2 classification. These prices obtained from this active market represent a market value that is deemed to represent the transfer price if the liability were assumed by a third party.

Junior Subordinated Debentures

The fair values of junior subordinated debentures are estimated using discounted cash flow analysis, based on market rates currently offered on such debt with similar credit risk characteristics, terms and remaining maturity, resulting in a Level 2 classification.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 17 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

Subordinated Debt Offering

The fair values of the subordinated debt offering are estimated using discounted cash flow analysis, based on market rates currently offered on such debt with similar credit risk characteristics, terms and remaining maturity. Carrying value approximates fair value.

Interest Rate Swap Agreements

The fair value of the interest rate swap derivative is calculated based on a discounted cash flow model. All future floating cash flows are projected and both floating and fixed cash flows are discounted to the valuation date. The curve utilized for discounting and projecting is built by obtaining publicly available third party market quotes for various swap maturity terms, resulting in a Level 2 classification.

Off-Balance Sheet Financial Instruments

Fair values for off-balance sheet financial instruments (lending commitments and letters of credit) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties’ credit standing.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

For financial assets and liabilities measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2020 and 2019 are as follows:

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 17 - Fair Value Measurements and Fair Values of Financial Instruments (Continued)

		(Level 1)	(Level 2)	(Level 3)
		Quoted
		Prices in	Significant
		Active	Other	Significant
		Markets	Observable	Unobservable
	Carrying Value	for	Inputs	Inputs
		(In thousands)
December 31, 2020:
Securities available for sale:
United States agencies	$122,378	$-	$122,378	$-
State and local governments	72,654	-	72,654	-
Mortgage-backed securities	75,863	-	75,863	-
Corporate securities	7,777	-	7,777	-
Total securities available for sale	$278,672	$-	$278,672	$-

Restricted equity security	$148	$148	$-	$-

December 31, 2019:
Securities available for sale:
United States agencies	$81,628	$-	$81,628	$-
State and local governments	39,806	-	39,806	-
Mortgage-backed securities	65,063	-	65,063	-
Treasuries	9,986		9,986
Corporate securities	8,907	-	8,907	-
Total securities available for sale	$205,390	$-	$205,390	$-

Restricted equity security	$168	$168	$-	$-

Interest rate swap agreements	$(46)	$-	$(46)	$-

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 17 - Fair Value Measurements and Fair Values of Financial Instruments (Continued) Assets Measured at Fair Value on a Nonrecurring Basis

Impaired loans (level 3), mortgage servicing rights (level 2) and loans held for sale (level 2) are measured at fair value on a nonrecurring basis at December 31, 2020 and 2019.

The carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2020 and 2019 are as follows:

		2020		2019
	Fair Value Hierarchy	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets:	(In thousands)
Cash and due from banks	1	$17,777	$17,777	$15,900	$15,900
Interest-bearing deposits in banks	1	43,446	43,446	21,456	21,456
Investment securities	1 and 2	292,293	278,840	214,341	205,550
Loans, net of allowance	2 and 3	1,002,314	1,023,835	850,954	857,297
Accrued interest receivable	1	4,783	4,783	4,148	4,148
Mortgage servicing rights	2	2,708	2,708	2,606	2,606
Financial liabilities:
Demand and savings deposits	1	$1,041,883	$1,041,883	$755,842	$755,842
Certificates of deposit	2	244,084	244,948	273,894	274,202
Borrowings from FHLB	2	-	-	25,000	25,000
Junior subordinated debentures	2	5,155	5,155	6,190	6,190
Subordinated debt offering	2	15,736	15,736	-	-
Interest rate swap agreements	2	-	-	46	46
Accrued interest payable	1	354	354	423	423

Amounts in the preceding table are included in the consolidated balance sheets under the applicable captions. The fair values of off-balance sheet financial instruments are not significant.

Note 18 – Revenue Recognition

The majority of the Company's revenue-generating transactions are not subject to Accounting Standards Codification ASC Topic 606, including revenue generated from financial instruments, such as loans and investment securities which are presented in our consolidated income statements as components of net interest income. All of the Company's revenue from contracts with customers in the scope of ASC 606 is recognized within non-interest income, with the exception of net gains and losses from sales of foreclosed real estate, which is recognized within non-interest expense when applicable. The following table presents revenues subject to ASC 606 for the years ended December 31, 2020 and 2019, respectively.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 18 – Revenue Recognition (Continued)

	For the years ended December 31, (In thousands)
	2020	2019
Service charges on deposit accounts
Insufficient funds fees	$1,314	$1,856
Deposit related fees	402	442
ATM/point of sale fees	762	949
	2,478	3,247
Cardholder fees
Debit card interchange fees	2,793	2,502
Other cardholder fees	544	365
	3,337	2,867
Loan servicing fees and realized gain on sales of loans
Loan Servicing Fees	2,797	1,966
Realized gain on sale of loans	5,576	2,021
	8,373	3,987
Financial services fees	1,400	1,263
Other miscellaneous income	848	2,067
	$16,436	$13,431

Service Charges on Deposit Accounts: The Company earns fees from its deposit customers for transaction-based, account maintenance, and overdraft services. Transaction-based fees, which included services such as ATM use fees, stop payment charges, statement rendering, and ACH fees, are recognized at the time the transaction is executed as that is the point in time the Company fulfills the customer's request. Account maintenance fees, which relate primarily to monthly maintenance, are recognized at the time the maintenance occurs. Overdraft fees are recognized at the point in time that the overdraft occurs. Service charges on deposits are withdrawn from the customer's account balance.

Cardholder Fees: The Company earns interchange fees from debit cardholder transactions conducted through the Fiserv payment network. Interchange fees from cardholder transactions represent a percentage of the underlying transaction value and are recognized daily, concurrently with the transaction processing services provided to cardholder.

Loan Servicing Fees and Realized Gain on sale of Loans: Revenue from mortgage fee income, commercial loan fees, and realized gain on sales of loans is earned through the origination of residential mortgages and sales of one-to-four family residential mortgages loans and is recognized as transactions occur.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 18 – Revenue Recognition (Continued)

Financial Services Fees: The Company earns commissions from investment brokerage services provided to its customers by a third-party service provider. The Company receives fees from the third-party service provider on a monthly basis based upon customer activity for the month. The Company (i) acts as an agent in arranging the relationship between the customer and the third-party service provider and (ii) does control the selection of services but does not control the services rendered to the customers. Investment brokerage fees are presented net of related costs.

Note 19 – Leases

The Company enters into leases in the normal course of business for five of its branch locations and its back-office operations center. During the year ended December 31, 2020, the Company had a lease agreement expire at one of its branch locations and subsequently entered into a new lease agreement for that branch location.

The Company’s leases have remaining terms that vary from less than one year up to 26 years, some of which include options to extend the leases for various renewal periods. All options to renew are included in the current lease term when the Company believes it is reasonably certain that the renewal options will be exercised.

The components of the lease expense are as follows:
	For the year	For the year
	ended December 31,	ended December 31,
(In thousands)	2020	2019
Operating lease cost	$383	$384
Total	$383	$384

Supplemental cash flow information related to leases was as follows:

	For the year	For the year
	ended December 31,	ended December 31,
(In thousands)	2020	2019
Cash paid for amount included in the measurement of operating lease liabilities:
Operating cash flows from operating leases	$383	$384

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 19 – Leases (Continued)

Supplemental consolidated balance sheet information related to leases was as follows:

	Balance Sheet	December 31,	December 31,
(In thousands, except lease term and discount rate)	Classification	2020	2019
Operating Leases
Operating lease right-of-use assets	Other assets	$4,194	$3,793
Operating lease liabilities	Other liabilities	$4,478	$4,050

Weighted Average Remaining Lease Term
Operating Leases		18.6 years	20.7 years

Weighted Average Discount Rate
Operating Leases		3.66%	3.75%

Maturities of operating lease liabilities were as follows:

Year Ending December 31,
(In thousands)
2021		$199
2022		198
2023		206
2024		217
2025		241
Thereafter		3,417
Total minimum lease payments		$4,478

Note 20 – Subordinated Debentures

In October 28, 2020, Lyons Bancorp, Inc. successfully completed the sale of approximately $16 million of subordinated promissory notes to accredited investors. The Notes are dated October 23, 2020, and mature on December 31, 2027. The interest rate on the Notes is fixed at 4.25% for the first five years, increases to 4.75% in the sixth year and increases again to 5.25% in the seventh year. The Company retains the right to redeem the Notes, in whole or in part, any time on or after December 31, 2025. The Company intends to use the proceeds from the sale of the Notes for general corporate purposes, to provide capital to support organic growth of the Bank, and to fund possible acquisitions. The net proceeds of the sale, after deducting estimated offering expenses, were $15.7 million.

The sale of the Notes was made in a private placement to accredited investors under the exemption from registration provided under Securities and Exchange Commission Rule 506. The Notes are not registered under the Securities Act of 1933, as amended ("Securities Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Lyons Bancorp, Inc.

Notes to Consolidated Financial Statements

December 31, 2020 and 2019

Note 20 – Subordinated Debentures (Continued)

For regulatory purposes, the subordinated promissory notes capital securities qualify as Tier I capital of the Company subject to a 25% of capital limitation under risk-based capital guidelines. The portion that exceeds the 25% of capital limitation qualifies as Tier II capital. At December 31, 2020, $14.7 million in subordinated promissory notes capital securities qualified as Tier I capital.

Note 21 – Subsequent Events

The Small Business Administration (SBA), in consultation with the U.S. Treasury Department, reopened the Paycheck Protection Program (PPP) for First Draw PPP loans the week of January 11, 2021. The SBA began accepting applications for Second Draw PPP loans on January 13, 2021. At least $25 billion is being set aside for Second Draw PPP loans to eligible borrowers with a maximum of 10 employee or for loans of $250,000 or less to eligible borrowers in low or moderate-income neighborhoods. The PPP now allows certain eligible borrowers that previously received a PPP loan to apply for a Second Draw PPP loan with the same general loan terms as their First Draw PPP loan. Second Draw PPP loans can be used to help fund payroll costs, including benefits. Funds can also be used to pay for mortgage interest, rent, utilities, worker protection costs related to COVID-19, uninsured property damage costs caused by looting or vandalism during 2020, and certain supplier costs and expenses for operations. For most borrowers, the maximum loan amount of a Second Draw PPP Loan is 2.5x average monthly 2019 or 2020 payroll costs up to $2 million. For borrowers in the Accommodation and Food Services sector, the maximum loan amount for a Second Draw PPP Loan is 3.5x average monthly 2019 or 2020 payroll costs up to $2 million. A borrower is generally eligible for a Second Draw PPP loan if the borrower:

o	Previously received a First Draw PPP Loan and will or has used the full amount only for authorized uses
o	Has no more than 300 employees; and
o	Can demonstrate at least a 25% reduction in gross receipts between comparable quarters in 2019 and 2020.

Second Draw PPP loans made to eligible borrowers qualify for full loan forgiveness if during the 8- to 24-week covered period following loan disbursement:

o	Employee and compensation levels are maintained in the same manner as required for the First Draw PPP loan;
o	The loan proceeds are spent on payroll costs and other eligible expenses; and
o	At least 60 percent of the proceeds are spent on payroll costs.

PPP loans have: (a) an interest rate of 1%, (b) a 5 year loan term to maturity, and (c) principal and interest payments deferred for six months from the date of disbursement. The SBA guarantees 100% of the PPP loans made to eligible borrowers. Under the PPP, small businesses may, subject to certain regulatory requirements, obtain low interest (1%), government-guaranteed SBA loans. These loans may be forgiven if the funds are used for designated expenses and meet certain designated requirements. If our borrowers fail to qualify for PPP loan forgiveness, or if the PPP loans are not fully guaranteed by the US government or if the SBA determines that there is a deficiency in the manner in which we originated, funded or serviced the PPP loans, we risk holding loans with unfavorable terms and may experience loss related to our PPP loans.

As of February 12, 2021, the Company originated 170 loans in the amount of $19.3 million. These loans are recorded as commercial loans on the balance sheet. The Company has yet to determine the amount of fee income it will record for this round of PPP loans.

252,121 Shares

Common Stock

August 6, 2021